 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 1996

                                                     REGISTRATION NO. 333-12037
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                              AMENDMENT NO.2
                                      TO

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                    INFORMATION MANAGEMENT RESOURCES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         FLORIDA                     7371                    59-2911475
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                                --------------

                                   SUITE 500
                          26750 U.S. HIGHWAY 19 NORTH
                           CLEARWATER, FLORIDA 34621
                                (813) 797-7080
              (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                                SATISH K. SANAN
                            CHIEF EXECUTIVE OFFICER
                    INFORMATION MANAGEMENT RESOURCES, INC.
                                   SUITE 500
                          26750 U.S. HIGHWAY 19 NORTH
                           CLEARWATER, FLORIDA 34621
                                (813) 797-7080
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:
       OBY T. BREWER III, ESQ.                  MARY ELLEN KANOFF, ESQ.
         JOHN C. YATES, ESQ.                        LATHAM & WATKINS
       LAUREN Z. BURNHAM, ESQ.                    633 WEST 5TH STREET
   MORRIS, MANNING & MARTIN, L.L.P.                    SUITE 4000
    1600 ATLANTA FINANCIAL CENTER            LOS ANGELES, CALIFORNIA 90071
      3343 PEACHTREE ROAD, N.E.                      (213) 485-1234
        ATLANTA, GEORGIA 30326
            (404) 233-7000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

  If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED NOVEMBER 6, 1996

                                3,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

  Of the 3,500,000 shares of Common Stock offered hereby, 2,950,000 shares are being sold by Information Management Resources, Inc. ("IMR" or the "Company") and 550,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

  Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "IMRS," subject to official notice of issuance.

  SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                                                                    Proceeds to
                                 Price to  Underwriting Proceeds to   Selling
                                  Public   Discount (1) Company (2) Shareholders
--------------------------------------------------------------------------------
Per Share......................   $           $           $            $
Total (3)......................  $          $            $           $

================================================================================
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated at $1,000,000.
(3) The Company and a Selling Shareholder have granted to the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this
    option in full, the Price to Public will total $   , the Underwriting
    Discount will total $   , the Proceeds to Company will total $    and the
    Proceeds to Selling Shareholders will total $     . See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of Montgomery Securities on or about      , 1996.

                                  -----------

Montgomery Securities                                         Alex. Brown & Sons
                                                  Incorporated

                                       , 1996

                                   [DIAGRAM]




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information contained in this Prospectus, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto. Except as otherwise noted, all information in this Prospectus: (i) assumes an initial public offering price of $12.00 per share and no exercise of the Underwriters' over-allotment option; and (ii) gives effect to the reclassification of the Company's Common Stock in September 1996 whereby each share of the Company's outstanding voting common stock and non-voting common stock (each having a par value of $.10 per share) was converted into 10.0 shares of voting Common Stock, par value $.10 per share ("Common Stock"). See "Underwriting" and "Description of Capital Stock."

                                  THE COMPANY


  Information Management Resources, Inc. ("IMR" or the "Company") provides applications software outsourcing solutions for the information technology ("IT") departments of large businesses with intensive information processing needs. The Company's services, which generally are offered on a fixed-price, fixed-time frame basis, include software development, application maintenance, Year 2000 conversion and migration and re-engineering services. In addition, the Company offers programming and consulting services on a time-and-materials basis in order to optimize employee utilization and provide a potential source of future outsourcing contracts. The Company's services, which it terms "transitional outsourcing," assist clients in the maintenance of mainframe-based legacy applications and in the transition from legacy systems to open architecture, client/server and other emerging technologies. IMR delivers many of its transitional outsourcing services using its proprietary Total Software Quality Management ("TSQM") software engineering process and its dedicated offshore software development facility in Bangalore, India. This facility is linked by satellite communications to both the Company's offices and the offices of many of its clients. This allows IMR to offer its services on a 24-hour basis through an on-site, off-site and offshore project team working multiple shifts made possible by the time difference between North America and India. The Company believes that its proprietary TSQM process, software engineering methodologies and toolsets, and its offshore software development center enable it to provide high quality, cost-effective IT solutions through the utilization of global resources.

  Faced with intense competition, deregulation, innovation and rapid technological advancements, companies worldwide are seeking to enhance or completely replace their IT systems in order to achieve greater productivity and manage their operations more efficiently. Although client/server and other emerging technologies offer the promise of faster, more functional and more flexible software applications, the implementation of business solutions encompassing these new technologies presents major challenges for companies that lack highly skilled technical personnel and project management skills. As a result, many large companies are pursuing ways to outsource their IT projects, particularly on a fixed-price, fixed-time frame basis in order to minimize the risks associated with such large scale technology projects. Dataquest, a recognized market research firm, estimated that the market for systems integration, consulting, applications development and outsourcing services was approximately $91.0 billion worldwide in 1994 and estimated this market to be growing by approximately 16.5% annually through 1999. In particular, outsourcing represents a particularly cost-effective solution for IT projects such as the fast approaching Year 2000 problem. Resolving a Year 2000 problem, which occurs because many existing computer systems run software programs permitting only two-digit entries for years (e.g., 1996 is read as "96") and therefore cannot properly process dates in the next century, is a highly time- and labor-intensive project often requiring software development professionals to analyze millions of lines of code. As a result, the Company believes that most large Year 2000 conversion projects will be outsourced. Although the size of the Year 2000 problem is difficult to estimate, the Gartner Group, a recognized industry source, has estimated that the worldwide costs (including in-house costs) to resolve the Year 2000 problem could range from $300 billion to $600 billion.

  The IMR solution is a systematic and disciplined approach that the Company employs in every outsourcing engagement. There are three critical components of the IMR solution, which management believes differentiate the Company from other IT providers. First, the Company has a two-phased TSQM software engineering process that encompasses an extensive front-end project assessment and a fixed-price, fixed-time frame implementation stage. Through the rigorous adherence to its TSQM software engineering process, the Company is able to identify, monitor and manage the risks associated with the cost, schedule, performance, support and delivery of projects on a fixed-price, fixed-time frame basis. Second, the Company's offshore software development facility provides IMR with a significant cost advantage as well as the ability to create a virtual "second shift" for its North American clients. Third, IMR's proprietary toolsets are used to facilitate and streamline a Year 2000 conversion project as well as the migration from mainframe computing environments to flexible open systems and relational database management systems computing environments. Together, these elements of the Company's service delivery model help to optimize cost savings, accelerate project delivery and mitigate risk to both IMR and its clients.

  The Company's clients are primarily Fortune 200 or comparably sized companies with significant IT budgets and recurring needs for software development, application maintenance, Year 2000 conversion services and IT staffing. IMR serves clients in a variety of industries including financial services, insurance, manufacturing, retail and utilities. In 1995 and the first six months of 1996, the Company provided transitional outsourcing services to such companies as Commercial Union Insurance Companies, Dayton Hudson Corporation, John Hancock Financial Services, Michelin Tire Corporation, NOVUS Services, Inc. (formerly known as Discover Card Services, Inc.), SPS Payment Systems and Southern California Edison. Through a staff of more than 500 software development professionals, the Company serves its clients from its headquarters in Clearwater, Florida, its offshore software development center in Bangalore, India, its branch offices located in Boston, Chicago, Dallas and Rochester and its affiliate office in London, England.

  The Company's objective is to be a leading provider of comprehensive transitional IT outsourcing services and solutions. In order to achieve this objective, the Company focuses on the following key business strategies: (i) develop long-term strategic partner relationships with clients; (ii) develop and enhance processes, methodologies and productivity-enhancing software tools;
(iii) focus on fixed-price, fixed-time frame projects; (iv) continue to expand its offshore software development resources; (v) concentrate on key technologies; and (vi) attract, train and retain highly skilled employees. The Company plans to remain focused on these core business principles while employing a rapid growth strategy. As a result of its expertise in the Year 2000 services market, the Company recently has obtained a significant number of new contracts for Year 2000 projects and expects to derive a significantly higher percentage of its total revenues from Year 2000 conversion services for the next three years. As of the date of this Prospectus, the Company is engaged to perform Year 2000 services for more than 20 clients, substantially all of which represent new customers for the Company. A core element of the Company's long-term growth strategy is to use the client relationships and the knowledge of its clients' computer systems obtained in providing Year 2000 services to generate additional IT projects from these clients.

                                  THE OFFERING

 Common Stock offered by the Company................  2,950,000 shares
 Common Stock offered by the Selling Shareholders...    550,000 shares
 Common Stock to be outstanding after the Offering.. 13,887,090 shares (1)
 Use of proceeds.................................... For: (i) purchase of minority interest in IMR-
                                                     India (as defined herein);
                                                     (ii) repayment of debt;
                                                     (iii) payment of
                                                     undistributed S
                                                     corporation earnings; and
                                                     (iv) general corporate
                                                     purposes and working
                                                     capital, which may include
                                                     future acquisitions.
 Proposed Nasdaq National Market symbol............. IMRS

--------

(1) Includes options for the purchase of 4,520,000 shares of Common Stock which are exercisable as of, or within 60 days of, November 1, 1996 at a weighted average exercise price of $0.34 per share (of which options for the purchase of 4,064,550 shares of Common Stock are held by Satish K. Sanan, the Company's President, Chief Executive Officer and majority shareholder). See "Certain Transactions--Options Issued to Mr. Sanan." Excludes: (i) options for the purchase of 526,050 shares of Common Stock at a weighted average exercise price of $2.88 per share which are outstanding as of the date of this Prospectus but which will generally be exercisable over the next five years; (ii) 386,860 shares of Common Stock reserved for issuance under the Stock Option Plan (as defined herein) for which no options have yet been granted (but of which 100,000 shares will be granted to Mr. Sanan upon completion of the Offering at an exercise price equal to the initial public offering price); and (iii) 150,000 shares reserved for issuance under the Directors Stock Option Plan (as defined herein), of which options to purchase 30,000 shares will be granted upon consummation of this Offering. Also excludes 200,000 shares reserved for issuance under the Stock Purchase Plan (as defined herein), which shares will be issued from time to time after consummation of this Offering. See "Capitalization," "Management--Director Compensation," "--Executive Compensation," "-- Employee Benefit Plans," "Principal and Selling Shareholders" and Note 15 to Notes to Consolidated Financial Statements.

                            AFFILIATE RELATIONSHIPS

  As of June 30, 1996, the Company owned approximately 34.2% of the outstanding equity of Information Management Resources (India) Limited ("IMR-India"), India Magnum Fund N.V. ("India Magnum"), a private investment fund, owned 35.1%, Second India Investment Fund, B.V. ("Second India"), a private investment fund, owned 10.5%, Satish K. Sanan, the Company's President, Chief Executive Officer and majority shareholder, owned 18.4% and the balance was owned by several individual shareholders. In August 1996, the Company completed the acquisition of Second India's entire 10.5% equity interest in IMR-India in exchange for approximately $1.8 million in cash and in connection therewith, approximately $527,000 of indebtedness owed by IMR-India to Second India was cancelled. In July and September 1996, the Company entered into agreements pursuant to which the Company will acquire: (i) Mr. Sanan's entire equity interest in IMR-India for an aggregate price of approximately $3.1 million in cash; and (ii) India Magnum's entire equity interest in IMR-India for an aggregate price of approximately $5.1 million in cash. The acquisition from Mr. Sanan will be closed upon consummation of this Offering. The acquisition from India Magnum is subject to the approval of the Reserve Bank of India (application for such approval has been made), and such acquisition will be consummated as soon as practicable following such approval. Although the Company has no reason to believe that such approval will not be obtained from the Reserve Bank of India, no assurance can be given that such approval will be obtained. Upon the closing of these transactions, the Company will own approximately 98.2% of IMR-India's outstanding equity. The balance of approximately 1.8% will continue to be held by individual shareholders. In the event that approval from the Reserve Bank of India is not obtained with respect to the purchase of India Magnum's entire equity interest in IMR-India, the Company will own approximately 63.1% of IMR-India's outstanding equity. The acquisitions of the equity interests of IMR-India from Second India, Mr. Sanan and India Magnum are collectively referred to herein as the "IMR-India Acquisitions." Additionally, IMR-India has granted to certain of its employees options to acquire additional shares which, if fully vested, would upon exercise represent 3.5% of IMR-India's equity and would result in a corresponding decrease in the Company's equity interest. The Company's financial statements have been consolidated with the financial statements of IMR-India for all periods since September 1993, the date the Company first acquired an equity interest in IMR-India. See "Certain Transactions--IMR-India Transactions" and Note 2 to Notes to Consolidated Financial Statements.

  In 1993, the Company formed Information Management Resources (U.K.) Limited ("IMR-U.K.") for the purpose of providing IT services in the U.K. and certain countries in western Europe. As of the date of this Prospectus, the Company owns 39.5% of the outstanding equity of IMR-U.K., and Mr. Sanan and his spouse together own 10.5% of such outstanding equity. The balance of IMR-U.K.'s outstanding equity is owned by The Link Group of Companies Limited (the "Link Group"), a U.K.-based computer services firm. The Link Group is owned by Philip and Sheila Shipperlee. Mr. Shipperlee is a director of the Company. The Company's investment in IMR-U.K. is accounted for under the equity method. See "Certain Transactions--IMR-U.K. Transactions."

  IMR is a Florida corporation organized in 1988. Unless the context otherwise requires, references in this Prospectus to "IMR" or the "Company" refer to Information Management Resources, Inc. and its consolidated subsidiary, IMR-India. The Company's principal executive offices are located at 26750 U.S. Highway 19 North, Suite 500, Clearwater, Florida 34621, and its telephone number is (813) 797-7080.

                           FORWARD-LOOKING STATEMENTS

  Information contained in this Prospectus includes "forward-looking statements" that are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "continue," "plans," "intends" or other similar terminology. The Company faces many risks and uncertainties, including those described in this Prospectus under the caption "Risk Factors." Because of these many risks and uncertainties, the Company's actual results may differ materially from any results presented in or implied by the forward-looking statements included in this Prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,              JUNE 30,
                          --------------------------------------- -----------------
                           1991   1992    1993     1994    1995     1995     1996
                          ------ ------- -------  ------- ------- -------- --------
STATEMENTS OF OPERATIONS
 DATA:
Revenues................  $5,630 $10,132 $12,429  $14,101 $22,700 $ 10,575 $ 12,397
Gross profit............   1,968   3,724   2,298    5,439   8,991    3,821    5,175
Income (loss) from oper-
 ations.................     469     701  (3,246)     829   3,508    1,353    2,082
Net income (loss).......     463     656  (3,673)     814   2,517      981    1,509
Pro forma net income
 (1)(2).................                                   $1,612              $944
                                                          =======          ========
Pro forma net income per
 share (1)(2)(3)........                                    $0.12             $0.08
                                                          =======          ========
Pro forma weighted
 average number of
 common and common stock
 equivalent shares
 outstanding (3)(4).....                                   13,669            11,274

                                                                JUNE 30, 1996
                                                              ------------------
                                                                         AS
                                                              ACTUAL ADJUSTED(5)
                                                              ------ -----------
BALANCE SHEET DATA:
Working capital.............................................. $1,685   $22,170
Total assets.................................................  9,840    34,373
Long-term debt, net of current portion.......................    969         0
Shareholders' equity.........................................  2,864    30,410

--------

(1) Pro forma net income and net income per share give effect to the Company's conversion from an S corporation to a C corporation for U.S. federal and state income tax purposes. As an S corporation, the Company was not subject to income taxes but instead passed its tax attributes through to its shareholders. As a C corporation, the Company will be subject to income taxes at corporate income tax rates. The pro forma statements of operations data above present net income and net income per share as if the Company had been subject to corporate income taxes for the year ended December 31, 1995 and the six months ended June 30, 1996. See "Prior S Corporation Status and Distributions," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Charge Resulting from S Corporation Termination" and Notes 13 and 20 to Notes to Consolidated Financial Statements.

(2) Pro forma net income and net income per share do not give effect to the IMR-India Acquisitions. Pro forma net income for the year ended December 31, 1995 and the six months ended June 30, 1996 would have been $1.8 million and $997,000, respectively, if the IMR-India Acqusitions had occurred as of the beginning of each period presented. Acquisitions from Second India and India Magnum will be accounted for as purchase transactions, and resulting goodwill will be amortized using the straight-line method over ten years. The acqusition from Satish K. Sanan will be accounted for as a reduction of equity.

(3) Supplemental pro forma net income per share would have been $0.09 and $0.13 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, giving effect to the use of a portion of the net proceeds of this Offering to repay the Company's bank borrowings outstanding at the beginning of periods presented and a corresponding increase in the weighted average number of shares outstanding to 11,496,165 and 13,816,782 at June 30, 1996 and December 31, 1995, respectively.

(4) Weighted average number of shares outstanding for the six months ended June 30, 1996 reflects the repurchase by the Company of approximately 2,676,940 shares in January 1996 from certain shareholders which were held in treasury and the subsequent issuance in February 1996 of options to acquire approximately 2,643,340 shares granted to Mr. Sanan which shares are retroactively treated as outstanding for such periods. See "Certain Transactions--Options Issued to Mr. Sanan."

(5) Adjusted to give effect to: (i) the sale by the Company of 2,950,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom; (ii) the inclusion of a current deferred income tax liability of $258,000 and noncurrent deferred income tax liabilities of $772,000 to reflect temporary differences between the bases of assets and liabilities for financial statement purposes and income tax purposes upon the conversion from S corporation to C corporation income tax status; and (iii) a distribution to the Company's shareholders of $220,000 which represents undistributed taxable income through June 30, 1996 (the amount of such distribution is estimated to be approximately $1.4 million at the time of consummation of this Offering). See "Prior S Corporation Status and Distributions," "Use of Proceeds," "Capitalization" and Notes 13 and 20 to Notes to Consolidated Financial Statements.

                                 RISK FACTORS

  Prospective investors should consider carefully the following factors, in addition to the other information contained in this Prospectus, in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

  MANAGEMENT OF GROWTH. An important element of the Company's strategy is to pursue continued rapid growth of its business. The Company's revenues increased approximately 61.0% in 1995, from $14.1 million in 1994 to $22.7 million in 1995. Revenues for the first six months of 1995 and 1996 were $10.6 million and $12.3 million, respectively. Since January 1, 1995, the Company's staff has increased from approximately 340 to approximately 500 software development professionals as of September 1, 1996, and significant increases are expected to continue during the remainder of 1996 and 1997. The Company's growth will continue to place significant demands on its management and other resources. In particular, the Company will have to continue to increase the number of its personnel, particularly skilled technical, marketing and management personnel, and continue to develop and improve its operational, financial, communications and other internal systems, both in the U.S. and offshore. The Company's inability to manage its growth effectively could have a material adverse effect on the quality of the Company's services and projects, its ability to attract and retain key personnel, its business prospects and its results of operations and financial condition. In 1993, the Company experienced a loss partly related to increased infrastructure expenses incurred to support anticipated growth. Any future unexpected shortfall in revenues without a corresponding and timely reduction in staffing and other expenses, or a staffing increase that is unaccompanied by a corresponding increase in revenues, could also have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations."

  DEPENDENCE ON KEY EXECUTIVE. The Company's success will depend in large part upon the continued availability of the services of Satish K. Sanan, the Company's President, Chief Executive Officer and majority shareholder. The loss of the services of Mr. Sanan would have a material adverse effect on the Company. See "Management--Executive Compensation." The Company does not intend to maintain key man insurance on the life of Mr. Sanan.

  CONTROL BY AND CONTINUING BENEFITS TO PRINCIPAL SHAREHOLDER. Upon completion of the Offering, Mr. Sanan will beneficially own approximately 67.4% of the outstanding shares of Common Stock (approximately 64.2% if the Underwriters' over-allotment option is exercised in full). Accordingly, Mr. Sanan will be in a position to control the Company through his ability to control any election of members of the Board of Directors as well as any decision whether to merge or sell the assets of the Company, adopt, amend or repeal the Company's Amended and Restated Articles of Incorporation and Restated Bylaws, or take other actions requiring the vote or consent of the Company's shareholders. Such provisions could also discourage bids for the shares of Common Stock at a premium as well as create a depressive effect on the market price of the shares of Common Stock. Mr. Sanan will enjoy benefits from his continuing employment relationship with the Company. Mr. Sanan's employment agreement, which will become effective on October 31, 1996, provides for: (i) compensation to Mr. Sanan of a base salary of $400,000 per year; (ii) an annual bonus equal to two percent of the Company's net pre-tax income;
(iii) reimbursement of premiums for approximately $8.0 million of life insurance policies with benefits payable to beneficiaries designated by Mr. Sanan; and (iv) severance benefits, payable upon termination of employment without cause, equal to three times the greater of Mr. Sanan's current base salary or his W-2 compensation for the immediately preceding calendar year. In addition, Mr. Sanan will receive an option to purchase 100,000 shares, at an exercise price equal to the initial public offering price, on the effective date of this Offering and will be eligible to receive stock options, exercisable at fair market value on the grant date, in such amounts and subject to such vesting provisions as determined by the Compensation Committee of the Company's Board of Directors. See "Management--Executive Compensation," "Principal and Selling Shareholders" and "Description of Capital Stock."

  VARIABILITY OF QUARTERLY OPERATIONS AND FINANCIAL RESULTS. The Company's operations and related revenues and operating results historically have varied substantially from quarter to quarter, and the Company expects these variations to continue. Among the factors causing these variations have been the number, timing and scope of IT projects in which the Company is engaged, the contractual terms of such projects, delays incurred in the performance of such projects, the accuracy of estimates of resources and time frames required to complete ongoing projects, and general economic conditions. A high percentage of the Company's operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. An unanticipated termination of a major project, a client's decision not to pursue a new project or proceed to succeeding stages of a current project, or the completion during a quarter of several major client projects could require the Company to continue to pay underutilized employees and therefore have a material adverse effect on the Company's results of operations and financial condition. As a result of the foregoing factors, the Company's operating results for a future quarter may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock likely will be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  HISTORICAL RELIANCE ON SIGNIFICANT CLIENTS. The Company has derived and believes that it will continue to derive a significant portion of its revenues from a limited number of large corporate clients. During the first six months of 1996, the Company's five largest clients accounted for approximately 65.3% of revenues. During the first six months in 1996, NOVUS Services, Inc. ("NOVUS") and SPS Payments Systems, Inc. ("SPS"), which are affiliated companies, together accounted for approximately 35.5% of revenues and units of Dayton Hudson Corporation accounted for approximately 8.8% of revenues. In 1995, the Company's five largest clients accounted for approximately 65.6% of its revenues. NOVUS and SPS together accounted for 35.1% of 1995 revenues, while Dayton Hudson Corporation accounted for 12.0% of 1995 revenues. The volume of work performed for specific clients is likely to vary from year to year, and a major client in one year may not provide the same level of revenues in any subsequent year. The loss of any large client could have a material adverse effect on the Company's results of operations and financial condition. Because many of its contracted engagements involve projects that are critical to the operations of its clients' businesses, IMR's failure to meet a client's expectations could result in a cancellation or nonrenewal of the contract and could damage the Company's reputation and adversely affect its ability to attract new business. Furthermore, under substantially all of its contracts, the Company is not the exclusive outside source for IT services to the client. Accordingly, a client's dissatisfaction with IMR's performance could lead the client to purchase these services from another competitor. See "Business--Clients and Representative Projects."

  COMPETITIVE MARKET FOR TECHNICAL PERSONNEL. The future success of the Company's growth strategy will depend to a significant extent on its ability to attract, train, motivate and retain highly skilled software development professionals, particularly project managers, software engineers and other senior technical personnel. The Company believes that in both the U.S. and India there is a shortage of, and significant competition for, software development professionals with the advanced technological skills necessary to perform the services offered by the Company. The Company's ability to maintain and renew existing engagements and obtain new business depends, in large part, on its ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in information processing technology, evolving industry standards and changing client preferences. An inability to hire such additional qualified personnel could impair the Company's ability to manage and complete its existing projects and to bid for or obtain new projects. Further, the Company must train and manage its growing employee base, requiring an increase in the level of responsibility for both existing and new management personnel. There can be no assurance that the management skills and systems currently in place will be adequate or that the Company will be able to assimilate new employees successfully. Accordingly, there can be no assurance that the Company will be successful in retaining current or future employees. In addition, a significant number of the Company's employees reside in India. Historically, the Company's wage costs in India have been significantly lower than its wage costs in the U.S. for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the U.S. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Effects of Inflation" and "Business--Human Resources."

  DEPENDENCE ON INDIA OFFSHORE SOFTWARE DEVELOPMENT CENTER. A significant element of the Company's business strategy is to continue to leverage its offshore software development center in Bangalore, India which provides IMR with a cost advantage as well as the ability to provide 24-hour service to its clients. In order to provide its service delivery model, the Company must maintain active satellite communications between its offices, the offices of its clients in the U.S. and the Bangalore offshore software development facility. Any loss of the Company's ability to transmit voice and data through satellite communications to India could have a material adverse effect on the Company's results of operation and financial condition. In the past, India has experienced significant inflation, low growth in gross domestic product and shortages of foreign exchange. India also has experienced civil unrest and terrorism and, in the past, has been involved in conflict with neighboring countries. No assurance can be given that the Company will not be adversely affected by changes in inflation, interest rates, taxation, social stability or other political, economic or diplomatic developments in or affecting India in the future. In addition, the Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy, and Indian government actions concerning the economy could have material adverse effect on private sector entities, including the Company. During the past five years, India's government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the software development industry. Certain of those benefits which directly affected the Company include, among others, tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. Notwithstanding these benefits, however, India's central and state governments remain significantly involved in the Indian economy as regulators. The elimination of any of the benefits realized by the Company from its Indian operations could have a material adverse effect on the Company's results of operations and financial condition.

  FIXED-PRICE, FIXED-TIME FRAME CONTRACTS. As a core element of its business philosophy, the Company's strategy is to offer many of its IT services on fixed-price, fixed-time frame contracts, rather than contracts in which payment to the Company is determined solely on a time-and-materials basis. Although the Company uses its TSQM software engineering process and its past project experience to reduce the risks associated with estimating, planning and performing the fixed-price projects, the Company bears the risk of cost over-runs and inflation in connection with these projects. The Company's failure to estimate accurately the resources and time required for a project or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the Company's results of operations and financial condition.

  POTENTIAL DECREASE IN SERVICES AFTER ADDRESSING THE YEAR 2000 PROBLEM. The Company expects to derive a significantly higher percentage of its total revenues from Year 2000 conversion services for at least the next three years. Although the Company realized only 2.5% and 12.2% of total revenues from Year 2000 conversion services in 1995 and the first six months of 1996, respectively, a majority of the Company's current project bookings are for Year 2000 conversion projects. Further, the Company believes that demand for Year 2000 conversion services will continue after the turn of the century; however, this demand is expected to begin to diminish after the year 2000 as many Year 2000 compliance solutions are implemented and tested. A core element of the Company's growth strategy is to use the business relationships and the knowledge of its clients' computer systems obtained in providing its Year 2000 services to generate additional IT projects for these clients. There can be no assurance, however, that the Company will be successful in generating additional business from its Year 2000 clients for other services. In addition, by utilizing significant resources during the next several years to solve its clients' Year 2000 problems, the Company's ability to continue to deliver other IT services could be adversely affected. See "Business-- Services--Year 2000 Services."

  COMPETITION. The IT services market is highly competitive and served by numerous national, regional and local firms, all of which are either an existing or potential competitor of the Company. Many of these competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the Company, and there can be no assurance that the Company will not lose existing clients to such competitors. The Company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to hire and retain professional and technical employees, the price at which others offer comparable services and the extent of its competitors' responsiveness to client needs. See "Business--Competition."

  POTENTIAL LIABILITY TO CLIENTS. Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its IT services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or would otherwise protect the Company from liability for damages. Although the Company maintains general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the Company's results of operations and financial condition.

  IMMIGRATION ISSUES. The Company believes that its success in part has resulted from its ability to attract and retain persons with technical and project management skills from other countries, especially India. As of September 1, 1996, approximately 150 of the Company's 245 U.S. employees were working for the Company in the H-1B, non-immigrant work permitted visa classification. There is a limit on the number of new H-1B petitions that the INS may approve in any government fiscal year, and in years in which this limit is reached, the Company may be unable to obtain H-1B visa's necessary to bring critical foreign employees to the U.S. Compliance with existing U.S. immigration laws, or changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain H-1B employees in the U.S., could require the Company to incur additional unexpected labor costs and expenses. Any such restrictions or limitations on the Company's hiring practices could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Human Resources."

  POSSIBLE ACQUISITIONS. Given the highly fragmented nature of the IT services market, together with significant barriers to entry in major accounts, the Company believes that opportunities exist to expand through the selective acquisition of smaller regional IT services firms with established customers. As of the date of this Prospectus, the Company has no existing agreements or commitments to effect any acquisition. Accordingly, there can be no assurance that the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of the Company as a whole. The Company expects to finance any future acquisitions with the proceeds of this Offering as well as with possible debt financing, the issuance of equity securities (common or preferred stock) or a combination of the foregoing. There can be no assurance that the Company will be able to arrange adequate financing on acceptable terms. See "Business--Strategies--Growth Strategies."

  OFFERING TO BENEFIT PRINCIPAL SELLING SHAREHOLDER. A substantial portion of the net proceeds from this Offering will benefit Satish K. Sanan, the Company's President, Chief Executive Officer and majority shareholder. Of the net proceeds to the Company from this Offering, approximately $3.1 million will be paid to Mr. Sanan for the acquisition by the Company of Mr. Sanan's 18.4% equity interest in IMR-India, an estimated $1.2 million will be used to pay a dividend to Mr. Sanan in connection with the Company's termination of its S corporation election, which amount represents undistributed S corporation earnings, and approximately $2.6 million will be used to repay indebtedness of the Company that is personally guaranteed by Mr. Sanan. Also, Mr. Sanan will receive net proceeds from this Offering, after deduction of underwriting discounts, aggregating approximately $4.5 million in connection with the sale by Mr. Sanan of 403,360 shares of the Company's Common Stock in this Offering ($7.4 million if the Underwriters' over-allotment option is exercised in full). The expenses of the Offering associated with the Common Stock offered by the Selling Shareholders, other than underwriting discounts, will be paid by the Company. See "Prior S Corporation Status and Distributions," "Use of Proceeds," "Principal and Selling Shareholders" and "Certain Transactions."

  BROAD MANAGEMENT DISCRETION AS TO USE OF PROCEEDS. A substantial portion of the net proceeds to be received by the Company in connection with this Offering is allocated to working capital and general corporate purposes. Accordingly, management will have broad discretion with respect to the expenditure of such proceeds. Purchasers of shares of Common Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment they must depend, with limited information concerning the specific working capital requirements and general corporate purposes to which the funds will ultimately be applied. See "Use of Proceeds."

  INTELLECTUAL PROPERTY RIGHTS. In order to protect its proprietary rights in its various intellectual properties, the Company relies upon a combination of copyright and trade secret laws, nondisclosure and other contractual arrangements, and technical measures. India is a member of the Berne Convention, an international treaty. As a member of the Berne Convention, the government of India has agreed to recognize protections on copyrights conferred under the laws of foreign countries, including the laws of the U.S. The Company believes that laws, rules, regulations and treaties in effect in the U.S. and India are adequate to protect it from misappropriation or unauthorized use of its copyrights. However, there can be no assurance that such laws will not change and, in particular, that the laws of India will not change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from India to the U.S. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its Year 2000 proprietary rights or any of its other intellectual property, or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its rights. The Company presently holds no patents or registered copyrights. A competitor of the Company recently announced the filing with the United States Patent and Trademark Office (the "USPTO") of three patent applications relating to Year 2000 processes. The Company does not know the proprietary features of the processes covered by such patent applications since patent applications are not publicly available until the patents are issued. Although the Company believes that its intellectual property rights do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future, that assertion of such claims will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. The Company expects that the risk of infringement claims against the Company will increase if more of the Company's competitors are able to successfully obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Any infringement claim or litigation against the Company could, therefore, have a material adverse effect on the Company's results of operations and financial condition. See "Business--Intellectual Property."

  CERTAIN ANTI-TAKEOVER PROVISIONS. The Amended and Restated Articles of Incorporation and Restated Bylaws provide for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. In addition, the Board of Directors will have the authority, without further action by the shareholders, to fix the rights and preferences and issue shares of Preferred Stock. These provisions, and other provisions of the Amended and Restated Articles of Incorporation and Restated Bylaws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock--Preferred Stock" and "--Certain Articles of Incorporation and Bylaw Provisions." Florida law also contains provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of its Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive an attractive value for their shares or that a substantial number or even a majority of the Company's shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the shares of Common Stock at a premium as well as create a depressive effect on the market price of the shares of Common Stock. See "Description of Capital Stock-- Certain Articles of Incorporation and Bylaw Provisions" and "--Certain Provisions of Florida Law."

  SHARES ELIGIBLE FOR FUTURE SALE. Upon consummation of the Offering, the Company will have outstanding 9,386,590 shares of Common Stock and will have granted options for the purchase of 5,159,120 shares of Common Stock pursuant to the Company's Stock Option Plan (as defined herein) at a weighted average exercise price of $0.82 per share (assuming an initial public offering price of $12.00 per share). Of such options granted pursuant to the Stock Option
Plan: (i) options for the purchase of 4,164,550 shares of Common Stock are held by Mr. Sanan, the Company's President, Chief Executive Officer and majority shareholder, of which 4,064,550 are currently exercisable (at a weighted average exercise price of $0.36 per share); and (ii) options for the purchase of 455,950 shares of Common Stock (at a weighted average exercise price of $0.12 per share) are held by other officers and employees of the Company and are exercisable as of, or within 60 days of, November 1, 1996. Of the 9,386,590 shares outstanding, the 3,500,000 shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 5,886,590 outstanding shares of Common Stock may be sold in the public market only if registered or pursuant to an exemption from registration such as Rule 144 or 144(k) promulgated under the Securities Act. The holders of all remaining 5,886,590 shares (and holders of options for the purchase of 4,471,020 shares of Common Stock which are exercisable as of, or within 60 days of, November 1, 1996) have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, any shares of Common Stock (other than gifts) until 180 days after the date of this Prospectus without prior written consent of Montgomery Securities. See "Underwriting." Promptly following the consummation of this Offering, the Company intends to file a Registration Statement on Form S-8 under the Securities Act to register: (i) 5,413,410 shares of Common Stock reserved for issuance under the Stock Option Plan; (ii) the 150,000 shares reserved under the Directors Stock Option Plan, of which options for the purchase of 30,000 shares will be granted upon consummation of the Offering; and (iii) the 200,000 shares reserved under the Stock Purchase Plan. After the date of such filing, except for shares held by "affiliates" of the Company as defined in Rule 144 under the Securities Act, shares purchased pursuant to the Stock Option Plan (if not otherwise subject to a lock-up agreement) generally would be available for resale in the public market. See "Shares Eligible for Future Sale."

  NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock. Although the Company has made application for the quotation of the Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained after the Offering. The initial public offering price of the Common Stock offered hereby will be determined through negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters and may bear no relationship to the market price of the Common Stock after the Offering. The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

  DILUTION. The purchasers of the Common Stock offered hereby will experience immediate and significant dilution. See "Dilution."

  FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS. This Prospectus contains certain forward-looking statements, including, among others: (i) the potential extent of the Year 2000 problem and the anticipated growth in the Year 2000 services market; (ii) presently anticipated trends in the Company's results of operations and financial condition; (iii) the ability of the Company to rely on cash generated from operations and the proceeds of this Offering to finance its working capital requirements; (iv) the Company's business strategy for expanding its services; and (v) the Company's ability to distinguish itself from its current and future competitors. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include: (i) the shortage of reliable market data regarding the Year 2000 conversion services market; (ii) changes in external competitive market factors or in the Company's internal budgeting process which might impact trends in the Company's results of operations;
(iii) unanticipated working capital or other cash requirements; (iv) changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the Year 2000 conversion services market; (v) the Company's failure to perform Year 2000 conversion projects to a client's satisfaction; and (vi) various competitive factors that may prevent the Company from competing successfully in the marketplace. In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this "Risk Factors" discussion, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact transpire.

                 PRIOR S CORPORATION STATUS AND DISTRIBUTIONS

  Since its inception, the Company has elected to operate under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable provisions of certain state income tax laws. An S corporation generally is not subject to income tax at the corporate level (with certain exceptions under state income tax laws). Instead, the S corporation's income generally passes through to the shareholders and is taxed on their personal income tax returns. Upon completion of the Offering, the Company will elect to terminate its S corporation status. As a result, the Company's earnings through the date of termination of the Company's S corporation status will be taxed for federal and state income tax purposes, with certain exceptions, directly to shareholders of the Company prior to the closing of this Offering (the "Pre-Offering Shareholders"). Subsequent to the termination of its S corporation status the Company will be subject to federal and state income taxes on its earnings.

  Prior to the Offering, the Company declared a distribution to the Pre-Offering Shareholders in an amount equal to the Company's undistributed S corporation earnings from October 27, 1988 through the date immediately preceding the date of termination of the Company's S corporation status which will occur one day prior to the consummation of the Offering. If the Company's S corporation status had terminated as of June 30, 1996, the amount of the additional distribution would have been approximately $220,000. The actual amount of this distribution is estimated to be approximately $1.4 million, reflecting undistributed earnings through the anticipated closing of the Offering. This distribution will be made from the proceeds of this Offering. See "Risk Factors--Offering to Benefit Principal Selling Shareholder," "Use of Proceeds" and "Certain Transactions--Other Transactions."

  Prior to the consummation of this Offering, it is currently anticipated that the Company will enter into an S corporation termination, tax allocation and indemnification agreement with the Pre-Offering Shareholders relating to the distribution of undistributed S corporation earnings to such shareholders and to the indemnification arrangements among such shareholders and the Company for certain tax liabilities.

  In connection with the termination of its S corporation status, the Company is required by the Code to change its method of accounting for tax reporting purposes from the cash method to the accrual method, resulting in a significant net charge to earnings which will be recognized in the quarter ending December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Charge Resulting from S Corporation Termination."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,950,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $31.9 million ($34.9 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and estimated expenses payable by the Company in connection with the Offering. The Company will not receive any of the net proceeds from the sale of shares of Common Stock by the Selling Shareholders in the Offering. See "Principal and Selling Shareholders."

  From the net proceeds of the Offering, the Company intends to: (i) pay approximately $3.1 million to Satish K. Sanan, the Company's President, Chief Executive Officer and majority shareholder and approximately $5.1 million to India Magnum for the Company's acquisition of the outstanding equity interests in IMR-India presently owned by each of them; (ii) repay outstanding borrowings under the Company's revolving line of credit with Barnett Bank of Pinellas County ("Barnett Bank"), which at September 1, 1996, were approximately $1.1 million; (iii) distribute to the Pre-Offering Shareholders an amount equal to the Company's undistributed S corporation earnings from October 27, 1988 through the date of termination of the Company's S corporation status which the Company estimates will be approximately $1.4 million; and (iv) repay outstanding borrowings under the Company's term loan with Barnett Bank, which at September 1, 1996, were approximately $870,000. See "Prior S Corporation Status and Distributions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Charge Resulting from S Corporation Termination."

  The borrowings under the Company's revolving line of credit to be repaid with a portion of the proceeds of this Offering bear interest at 30-day LIBOR plus 1.8% (7.2% as of June 30, 1996), are due on demand and are secured by the personal guarantee of Mr. Sanan. A portion of the outstanding balance of this debt was incurred to finance the Company's acquisition of Second India's 10.5% equity interest in IMR-India. The borrowings under the Company's term loan to be repaid with a portion of the proceeds of this Offering bear interest at 30-day LIBOR plus 2.0% (7.4% as of June 30, 1996), are repayable monthly and are secured by the personal guarantee of Mr. Sanan.

  The remaining net proceeds of approximately $19.7 million (approximately $22.7 million if the Underwriters' over-allotment option is exercised in full) will be used for working capital and other general corporate purposes which may include future acquisitions.

  The Company may also use a portion of the net proceeds to fund possible acquisitions of, or investments in, businesses and technologies that are complementary to those of the Company. The Company has no specific agreements, commitments or understandings with respect to any such acquisitions or investments. The amounts actually expended for each purpose may vary significantly and are subject to change at the Company's discretion depending upon certain factors, including economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise. See "Risk Factors--Broad Management Discretion as to Use of Proceeds" and "Business--Strategies--Growth Strategies." Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of the Offering in interest-bearing securities.

                                DIVIDEND POLICY

  Other than the distribution to be made to the Company's Pre-Offering Shareholders described under "Prior S Corporation Status and Distributions," the Company does not intend to declare or pay cash dividends in the foreseeable future. Management anticipates that all earnings and other cash resources of the Company, if any, will be retained by the Company for investment in its business. The payment of dividends is subject to the discretion of the Board of Directors of the Company and will depend on the Company's results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends, and other factors the Company's Board of Directors deems relevant.

                                CAPITALIZATION

  The following table sets forth at June 30, 1996: (i) the actual short-term obligations and capitalization of the Company; (ii) the actual short-term obligations and pro forma capitalization of the Company after giving effect to the termination of the S corporation election and distribution to the Company's shareholders in the amount of previously taxable income; and (iii) the actual short-term obligations and pro forma capitalization of the Company as adjusted to reflect the issuance and sale by the Company of 2,950,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share after deducting the estimated underwriting discounts and commissions and offering expenses, and the application of the estimated net proceeds of the Offering. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

                                                         JUNE 30, 1996
                                                 -------------------------------
                                                             PRO         AS
                                                 ACTUAL   FORMA (5) ADJUSTED (6)
                                                 -------  --------- ------------
                                                         (IN THOUSANDS)
Current portion of long-term debt and note pay-
 able--shareholder.............................  $ 1,512   $1,512     $     0
                                                 =======   ======     =======
Long-term debt, net of current portion.........  $   969   $  969     $     0
Minority interest (1)..........................    1,607    1,607          45
Shareholders' equity:
  Preferred stock, $.10 par value; no shares
   authorized or outstanding (actual);
   10,000,000 shares authorized, no shares
   issued (as adjusted) (3)....................      --       --          --
  Common stock, $.10 par value; 10,000,000
   shares authorized, 9,085,960 shares issued
   (actual); 40,000,000 shares authorized,
   9,386,590 shares issued
   (as adjusted) (2)(3)(4).....................      909      909         939
  Additional paid-in capital...................    1,167    1,943      29,517
  Retained earnings............................    2,193      167           0
  Cumulative foreign currency translation
   adjustments.................................      (46)     (46)        (46)
  Treasury stock at cost; 2,681,940 shares
   (actual) (2)................................   (1,359)  (1,359)          0
                                                 -------   ------     -------
    Total shareholders' equity.................    2,864    1,614      30,410
                                                 -------   ------     -------
      Total capitalization.....................  $ 5,440   $4,190     $30,455
                                                 =======   ======     =======

--------
(1) Reflects the IMR-India Acquisitions. See "Use of Proceeds" and "Certain Transactions."
(2) Includes 2,681,940 shares held in treasury which will be retired upon the consummation of the Offering.
(3) In September 1996, the Company adopted its Amended and Restated Articles of Incorporation which, among other things: (i) increased the number of authorized shares of Common Stock to 40,000,000; (ii) reclassified each existing share of voting common stock and non-voting common stock into ten shares of Common Stock; and (iii) created a class of preferred stock and authorized 10,000,000 shares of such class. See "Description of Capital Stock" and Note 20 to Notes to Consolidated Financial Statements.
(4) Excludes: (i) 5,445,980 shares of Common Stock presently reserved for issuance upon exercise of options granted under the Stock Option Plan, of which options to purchase 5,159,120 will be outstanding upon consummation of the Offering at a weighted average exercise price of $0.82 per share (32,570 shares of which will be acquired by certain of the Selling Shareholders, at a weighted average exercise price of $0.10 per share, and will be sold in this Offering); (ii) 150,000 shares reserved for issuance upon exercise of options granted under the Directors Stock Option Plan, of which options to purchase 30,000 shares will be granted upon consummation of this Offering; and (iii) 200,000 shares reserved for issuance under the Stock Purchase Plan which shares will be issued from time to time after consummation of this Offering. See "Management--Employee Benefit Plans" and "--Director Compensation."
(5) Pro forma data give effect to: (i) deferred income taxes of $1.0 million recorded as a result of the termination of the S corporation election; and
    (ii) a distribution to the Company's shareholders in the amount of previously taxable income, which was $220,000 as of June 30, 1996 (the Company estimates that this distribution will actually be approximately $1.4 million at the time of the Offering).
(6) As adjusted data give effect to: (i) the issuance and sale by the Company of the 2,950,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses;
    (ii) payment of approximately $3.1 million to Satish K. Sanan in connection with the IMR-India Acquisitions resulting in a corresponding reduction in equity; and (iii) reclassification of accumulated earnings and profits of $776,000 to additional paid-in capital. See "Use of Proceeds" and "Certain Transactions."

                                   DILUTION

  As of June 30, 1996, the pro forma net tangible book value of the Company would have been approximately $561,000 or $0.09 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities on a pro forma basis to give effect to the termination of the S corporation election and distribution to the Company's shareholders in the amount of previously taxable income, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 2,950,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, the application of the estimated net proceeds therefrom after deducting the underwriting discount and estimated offering expenses and the exercise by certain Selling Shareholders of stock options covering an aggregate of 32,570 shares which were sold in the Offering, the adjusted pro forma net tangible book value of the Company at June 30, 1996 would have been approximately $24.1 million, or $2.56 per share of Common Stock. This represents an immediate increase in such pro forma net tangible book value of $2.47 per share to existing shareholders and an immediate decrease in pro forma net tangible book value of $9.44 per share to new investors. The following table illustrates this unaudited per share dilution to new investors:

   Assumed initial public offering price per share...............        $12.00
     Pro forma net tangible book value per share as of June 30,
      1996.......................................................  $0.09
     Increase in pro forma net tangible book value per share
      attributable to new investors..............................   2.47
                                                                   -----
   Adjusted pro forma net tangible book value per share after the
    Offering.....................................................          2.56
                                                                         ------
   Dilution per share to new investors...........................        $ 9.44
                                                                         ======

  The following table sets forth, on an unaudited basis as of June 30, 1996, the number of shares of Common Stock previously issued by the Company, the total consideration reflected in the accounts of the Company and the average price per share to the existing shareholders and new investors, assuming the sale by the Company of 2,950,000 shares of Common Stock at an assumed initial public offering price of $12.00 per share, and before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

                           SHARES PURCHASED  TOTAL CONSIDERATION
                           ----------------- ------------------- AVERAGE PRICE
                            NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                           --------- ------- ----------- ------- -------------
Existing shareholders
 (1)(2)................... 6,404,020   68.5% $ 1,062,000    2.9%    $ 0.17
New investors............. 2,950,000   31.5   35,400,000   97.1     $12.00
                           ---------  -----  -----------  -----
  Total (1)(2)............ 9,354,020  100.0% $36,462,000  100.0%
                           =========  =====  ===========  =====

--------
(1) Excludes 32,570 shares to be issued upon the exercise of options by certain of the Selling Shareholders in this Offering, at a weighted average exercise price of $0.10 per share.
(2) The foregoing computation excludes: (i) shares of Common Stock issuable upon exercise of outstanding stock options, 4,500,500 of which are exercisable as of, or within 60 days of, November 1, 1996 at a weighted average exercise price of $0.34 per share; (ii) 150,000 shares reserved for issuance under the Directors Stock Option Plan; and (iii) 200,000 shares reserved for issuance under the Stock Purchase Plan. Upon the exercise of such options, there will be further dilution to new investors. See "Certain Transactions," "Management--Employee Benefit Plans," "-- Director Compensation" and Note 15 to Notes to Consolidated Financial Statements.

  Sales by the Selling Shareholders in the Offering will cause the percentage of shares held by the existing shareholders to be approximately 62.6% of the shares of Common Stock to be outstanding after this Offering, and will increase the number of shares to be purchased by new shareholders to 37.3% of the total number of shares of Common Stock to be outstanding after the Offering. Assuming full exercise of the Underwriters' over-allotment option, the percentage of shares held by existing shareholders would be 58.3% of the total number of shares of Common Stock to be outstanding after the Offering, and the number of shares held by new shareholders would be increased to 4,025,000 shares, or 40.7% of the total number of shares of Common Stock to be outstanding after the Offering. See "Risk Factors--Dilution," "Management" and "Principal and Selling Shareholders."

  The exercise of a material number of these options will have the effect of increasing the net tangible book value dilution of new investors in this Offering.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following selected consolidated financial data of the Company set forth below should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The consolidated statements of operations data for the years ended December 31, 1993, 1994 and 1995, and the consolidated balance sheet data as of December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The statements of operations data for the years ended December 31, 1991 and 1992 and the balance sheet data as of December 31, 1991, 1992 and 1993 are derived from audited financial statements not included herein. The consolidated statements of operations data for the six months ended June 30, 1995 and 1996 and the consolidated balance sheet data at June 30, 1996 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and, in the opinion of Management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information. Historical results are not necessarily indicative of results to be expected in the future.

                                                                      SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                  JUNE 30,
                          ------------------------------------------  ------------------
                           1991    1992     1993     1994     1995      1995      1996
                          ------  -------  -------  -------  -------  --------  --------
STATEMENTS OF OPERATIONS
 DATA:
Revenues................  $5,630  $10,132  $12,429  $14,101  $22,700  $ 10,575  $ 12,397
Cost of revenues........   3,662    6,408   10,131    8,662   13,709     6,754     7,222
                          ------  -------  -------  -------  -------  --------  --------
Gross profit............   1,968    3,724    2,298    5,439    8,991     3,821     5,175
Selling, general and
 administrative
 expenses...............   1,499    3,023    5,544    4,610    5,483     2,468     3,093
                          ------  -------  -------  -------  -------  --------  --------
 Income (loss) from
  operations............     469      701   (3,246)     829    3,508     1,353     2,082
                          ------  -------  -------  -------  -------  --------  --------
Other (expense) income:
 Loss in equity
  investment............       0        0     (159)    (126)    (110)      (58)       (1)
 Interest expense.......     (17)     (61)    (275)    (473)    (349)     (197)     (160)
 Other income...........      11       16        0    1,097      473       436        32
                          ------  -------  -------  -------  -------  --------  --------
 Total other (expense)
  income................      (6)     (45)    (434)     498       14       181      (129)
                          ------  -------  -------  -------  -------  --------  --------
Income (loss) before
 provision (benefit) for
 income taxes and
 minority interest......     463      656   (3,680)   1,327    3,522     1,534     1,953
Provision (benefit) for
 income taxes...........       0        0       (2)     450      293       198       114
                          ------  -------  -------  -------  -------  --------  --------
Income (loss) before
 minority interest......     463      656   (3,678)     877    3,229     1,336     1,839
Minority interest in net
 (income) loss..........     --       --         5      (63)    (712)     (355)     (330)
                          ------  -------  -------  -------  -------  --------  --------
Net income (loss).......  $  463  $   656  $(3,673) $   814  $ 2,517  $    981  $  1,509
                          ======  =======  =======  =======  =======  ========  ========
Pro forma net
 income (1)(2)..........                                      $1,612                $944
                                                             =======            ========
Pro forma net income per
 share (1)(2)(3)........                                       $0.12               $0.08
                                                             =======            ========
Pro forma weighted
 average number of
 common and common
 stock equivalent shares
 outstanding (3)(4).....                                      13,669              11,274

                                                                 JUNE 30, 1996
                                                               ------------------
                                    DECEMBER 31,
                         -------------------------------------            AS
                          1991   1992   1993     1994    1995  ACTUAL ADJUSTED(5)
                         ------ ------ -------  ------  ------ ------ -----------
BALANCE SHEET DATA:
Working capital......... $  565 $1,065 $(2,504) $ (340) $2,346 $1,685   $22,170
Total assets............  1,323  2,927   6,453   7,099   8,658  9,840    34,373
Long-term debt, net of
 current portion........      0      0   1,141   2,153   1,184    969         0
Total shareholders'
 equity.................    816  1,321    (559)    264   2,708  2,864    30,410

                                   Footnotes to table appear on following page.

Footnotes to table from previous page.
--------

(1) Pro forma net income and net income per share give effect to the Company's conversion from an S corporation to a C corporation for U.S. federal and state income tax purposes. As an S corporation, the Company was not subject to income taxes but instead passed its tax attributes through to its shareholders. As a C corporation, the Company will be subject to income taxes at corporate income tax rates. The pro forma statements of operations data above present net income and net income per share as if the Company had been subject to corporate income taxes for the year ended December 31, 1995 and the six months ended June 30, 1996. See "Prior S Corporation Status and Distributions," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Charge Resulting from S Corporation Termination" and Notes 13 and 20 to Notes to Consolidated Financial Statements.

(2) Pro forma net income and net income per share do not give effect to the IMR-India Acquisitions. Pro forma net income for the year ended December 31, 1995 and the six months ended June 30, 1996 would have been $2.0 million and $1.0 million, respectively, if the IMR-India Acquisitions had occurred as of the beginning of each period presented. Acquisitions from Second India and India Magnum will be accounted for as purchase transactions, and resulting goodwill will be amortized using the straight-line method over ten years. The acquisition from Satish K. Sanan will be accounted for as a reduction of equity.

(3) Supplemental pro forma net income per share would have been $0.09 and $0.13 for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, giving effect to the use of a portion of the net proceeds of this Offering to repay the Company's bank borrowings outstanding at the beginning of periods presented and a corresponding increase in the weighted average number of shares outstanding to 11,496,165 and 13,816,782 at June 30, 1996 and December 31, 1995,
    respectively.

(4) Weighted average number of shares outstanding for the six months ended June 30, 1996 reflects the repurchase by the Company of approximately 2,676,940 shares in January 1996 from certain shareholders which were held in treasury and the subsequent issuance in February 1996 of options to acquire approximately 2,643,340 shares granted to Mr. Sanan which shares are retroactively treated as outstanding for such periods. See "Certain Transactions--Options Issued to Mr. Sanan."

(5) Adjusted to give effect to: (i) the sale by the Company of 2,950,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom; (ii) the inclusion of a current deferred income tax liability of $258,000 and noncurrent deferred income tax liabilities of $772,000 to reflect temporary differences between the bases of assets and liabilities for financial statement purposes and income tax purposes upon the conversion from S corporation to C corporation income tax status; and (iii) a distribution to the Company's shareholders of $220,000 which represents undistributed taxable income through June 30, 1996 (the amount of such distribution is estimated to be approximately $1.4 million at the time of consummation of this Offering). See "Prior S Corporation Status and Distributions," "Use of Proceeds," "Capitalization" and Notes 13 and 20 to Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  IMR provides application software outsourcing solutions for the IT departments of large businesses with intensive information processing needs. The Company's services, which generally are offered on a fixed-price, fixed-time frame basis, include software development, application maintenance, Year 2000 conversion and migration and re-engineering services. In addition, the Company offers programming and consulting services on a time-and-materials basis. The Company has derived the majority of its revenues to date from the Company's software development, application maintenance and programming and consulting services. Recently, a substantial majority of the Company's new business contracts have been for Year 2000 conversion services.

  Revenues from services provided on a fixed-price basis are recognized using the percentage of completion method. Revenues from services provided on a time-and-materials basis are recognized in the period that services are provided. The Company bears the risk of cost over-runs and inflation with respect to its fixed-price projects. In order to mitigate these risks, the Company subdivides its projects into smaller phases, and the Company and its clients agree on a fixed-price and fixed-time frame prior to commencement of each phase. These agreements may be revised, pending approval by the Company and its clients, when a significant change in the scope or cost of a phase arises that neither the Company nor the client had anticipated. Under the percentage of completion method, the Company must estimate the percentage of completion of each project at the end of each financial reporting period. Estimates are subject to adjustment as a project progresses to reflect changes in projected completion costs or dates. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the financial reporting period in which the change in the estimate becomes known. Since the Company bears the risk of cost over-runs and inflation associated with fixed-price, fixed-time frame projects, the Company's operating results may be adversely affected by inaccurate estimates of contract completion costs and dates. Although from time to time the Company has been required to make revisions to its work completion estimate, to date none of such revisions has had a material adverse effect on the Company's operating results or financial condition. See "Risk Factors--Variability of Quarterly Operations and Financial Results."

  In early 1996, several conferences and market pronouncements increased worldwide awareness of the impending problems associated with the inability of software applications to effectively process programs that use the two-digit data field format to represent a year. The Company has generated new contracts for a significant number of Year 2000 conversion projects as a result of the Company's Transform2000 toolset, TSQM methodology and successful completion of Year 2000 projects. Accordingly, the Company anticipates that revenues from Year 2000 services will continue to increase significantly as a percentage of the Company's total revenues over the next three years. The Company recently increased its staff of software development professionals from approximately 375 as of January 1, 1996 to approximately 500 as of September 1, 1996 principally to perform the significant additional services required by its new Year 2000 contracts. The Company believes that demand for Year 2000 conversion services will continue after the turn of the century, although this demand is expected to diminish after the year 2000 as many Year 2000 compliance solutions are implemented and tested. See "Risk Factors--Potential Decrease in Services after Addressing the Year 2000 Problem" and "--Fixed-Price, Fixed-Time Frame Contracts."

AFFILIATE RELATIONSHIPS

  At June 30, 1996, the Company owned approximately 34.2% of the outstanding equity of IMR-India. In August 1996, the Company completed the acquisition of Second India's entire 10.5% equity interest in IMR-India in exchange for approximately $1.8 million in cash and in connection therewith, approximately $527,000 of indebtedness owed by IMR-India to Second India was cancelled. In July and September 1996, the Company entered into agreements pursuant to which the Company will acquire: (i) Mr. Sanan's entire 18.4% interest in IMR-India for approximately $3.1 million in cash; and (ii) India Magnum's entire 35.1% interest in IMR-India for approximately $5.1 million in cash.The acquisition from Mr. Sanan will be closed upon consummation of this Offering and the acquisition from India Magnum will be closed as soon thereafter as is possible. Upon closing of these transactions, the Company will own approximately 98.2% of IMR-India's outstanding equity capital and the balance will be held by individual shareholders. Additionally, IMR-India has granted to certain of its employees options to acquire additional shares which, if fully vested, would upon exercise represent 3.5% of IMR-India's equity, and would cause the Company's equity interest to decrease accordingly. The Company's financial statements have been consolidated with the financial statements of IMR-India for all periods since September 1993, the date the Company first acquired an equity interest in IMR-India. As of the date of this Prospectus, the Company owns a 39.5% equity interest in IMR-U.K. See "Certain Transactions--IMR India Transactions" and "--IMR U.K. Transactions."

INCOME TAX MATTERS

  Since its inception, the Company has elected to operate as an S corporation under the Code. An S corporation generally is not subject to income tax at the corporate level (with certain exceptions under state income tax laws). Upon completion of this Offering, the Company will elect to terminate its S corporation status and, thereafter, will be subject to federal and state income taxes on its earnings. See "Prior S Corporation Status and Distributions."

  IMR-India is eligible for certain favorable tax provisions provided under India law including: (i) an exemption from payment of corporate income taxes for a period of five consecutive years in the first eight years of operation (the "Tax Holiday"); or (ii) an exemption from income taxes on the profits derived from exporting computer software or transmitting software from India (the "Export Exemption"). The Export Exemption remains available after expiration of the Tax Holiday. As a result of the availability of these exemptions, the Company has not recorded deferred income taxes applicable to the undistributed earnings of IMR-India, which aggregated approximately $525,000 at June 30, 1996. The Company considers these earnings to be permanently invested in India and does not anticipate repatriating any of these earnings to the U.S. If the Company determines to repatriate any earnings of IMR-India, it will be required to record a provision for income taxes on such amounts and, upon repatriation of the funds, pay U.S. taxes thereon. See Note 13 to Notes to Consolidated Financial Statements.

NET CHARGE RESULTING FROM S CORPORATION TERMINATION

  In connection with the termination of its S corporation status, the Company is required by the Code to change its method of accounting for tax reporting purposes from the cash method to the accrual method. This change will result in a net charge to earnings in the quarter in which this Offering closes resulting from differences in the tax treatment of certain of the Company's assets and liabilities under the cash and accrual methods of accounting and will be reflected through an increase in current and deferred income tax liabilities. The actual current and deferred income tax liabilities and the offsetting related income tax provision will be recorded in the Company's Consolidated Financial Statements as of the date of termination of the Company's S corporation status. Based upon the Company's unaudited results of operations and financial information as of and for the six months ended June 30, 1996 and assuming the Company ceased to operate as an S corporation as of such date, the net charge to earnings as a provision for current and deferred income taxes would have been approximately $1.0 million. This net charge is based upon adjusting a taxable temporary difference of approximately $2.7 million (the tax effect of which is approximately $1.0 million), which would be included in taxable income in four equal amounts for tax years beginning with 1996. The actual net charge to earnings could be greater, depending upon the Company's results of operations and financial condition as of the date of termination of the Company's S corporation status. See "Prior S Corporation Status and Distributions," "Use of Proceeds" and Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The following table sets forth certain operating data as a percentage of gross revenues for the periods indicated:

                                                             SIX MONTHS
                                                                ENDED
                               YEAR ENDED DECEMBER 31,         JUNE 30,
                               --------------------------  ---------------
                                1993      1994     1995     1995    1996
                               -------   -------  -------  ------- -------
Revenues.....................    100.0%    100.0%   100.0%  100.0%  100.0%
Cost of revenues.............     81.5      61.4     60.4    63.9    58.3
                               -------   -------  -------  ------  ------
Gross profit.................     18.5      38.6     39.6    36.1    41.7
Selling, general and adminis-
 trative expenses............     44.6      32.7     24.2    23.3    24.9
                               -------   -------  -------  ------  ------
  Income (loss) from opera-
   tions.....................    (26.1)      5.9     15.4    12.8    16.8
Other (expense) income:
  Loss in equity investment..     (1.3)     (0.9)    (0.5)   (0.6)   (0.0)
  Interest expense...........     (2.2)     (3.4)    (1.5)   (2.0)   (1.3)
  Other income...............      0.0       7.8      2.1     4.1     0.3
                               -------   -------  -------  ------  ------
    Total other (expense) in-
     come....................     (3.5)      3.5      0.1     1.7    (1.0)
                               -------   -------  -------  ------  ------
Income (loss) before
 provision (benefit) for
 income taxes and minority
 interest....................    (29.6)      9.4     15.5    14.5    15.8
Provision (benefit) for in-
 come taxes..................      0.0       3.2      1.3     1.9     0.9
                               -------   -------  -------  ------  ------
  Income (loss) before minor-
   ity interest..............    (29.6)      6.2     14.2    12.6    14.9
Minority interest in net (in-
 come) loss..................      0.0      (0.4)    (3.1)   (3.3)   (2.7)
                               -------   -------  -------  ------  ------
  Net income (loss)..........    (29.6)%     5.8%    11.1%    9.3%   12.2%
                               =======   =======  =======  ======  ======
Pro forma net income.........                         7.1%            7.6%
                                                  =======          ======

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

  Revenues. Revenues were $12.4 million during the first six months of 1996, representing a 17.2% increase over revenues of $10.6 million in the first six months of 1995. This increase principally reflected generally more favorable project pricing in 1996 and significant increases in revenues from Year 2000, application maintenance and software development projects, partially offset by a reduction in revenues from programming and consulting projects. During the first six months of 1996, the Company realized a 440.1%, 115.0% and 29.2% increase in revenues from Year 2000, application maintenance and software development projects, respectively. Revenues from Year 2000 conversion projects represented 12.1% and 2.6% of total revenues during the first six months of 1996 and 1995, respectively. Revenues from the Company's five largest clients represented 65.3% of revenues in the first six months of 1996, while revenues from the Company's five largest clients represented 64.8% of revenues in the first six months in 1995.

  Cost of Revenues. Cost of revenues were $7.2 million in the first six months of 1996, representing an 6.9% increase over cost of revenues of $6.8 million for the first six months of 1995. Cost of revenues consist primarily of salaries and employee benefits for personnel dedicated to client projects as well as amortization of capitalized software cost. Cost of revenues represented 58.3% and 63.9% of revenues in the first six months of 1996 and 1995, respectively. This decrease in the percentage of revenues reflects: (i) the Company's implementation of better controls over project pricing and margins; (ii) generally more favorable pricing beginning in the second half of 1995; and (iii) improved utilization of software development personnel in India in the first six months of 1996. This improved utilization reflected the benefits associated with the completion of the Company's consolidation of its India offshore development center from locations in Bombay and Trivandrum to a single location in Bangalore. The decrease was partially offset by a high margin software development contract that commenced in the second quarter of 1995 as well as an increase in higher margin fixed-price Year 2000 and software development projects.

  Gross Profit. Gross profit was $5.2 million during the first six months of 1996, representing a 35.4% increase over gross profit of $3.8 million during the first six months of 1995. As a percentage of revenues, gross profit increased from 36.1% in the first six months of 1995 to 41.7% in the same period for 1996 for the reasons stated above.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses in the first six months of 1996 were $3.1 million representing a 25.3% increase over selling, general and administrative expenses of $2.5 million in the first six months of 1995. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, telecommunications, management, finance, administrative and occupancy costs. Selling, general and administrative costs were 24.9% of revenues in the first six months of 1996 as compared to 23.3% of revenues in the first six months of 1995. This increase reflected the establishment of a new incentive program for project personnel which commenced in the second half of 1995 and an increase in the bonus payable to Mr. Sanan (equal to 10% of the Company's net pre-tax profits from U.S. operations) to $161,135 in the first six months of 1996 from $97,388 in the first six months of 1995. In addition, in the quarter ended June 1995, the Company experienced lower selling, general and administrative expenses due to the temporary reduction in administrative personnel costs and other expenses during the consolidation of the Company's India offshore software development center from locations in Bombay and Trivandrum to the present location in Bangalore.

  Income (Loss) from Operations. Income from operations was $2.1 million during the first six months of 1996, representing a 53.8% increase over income from operations of $1.4 million during the first six months of 1995. As a percentage of revenues, operating income increased from 12.8% in the first six months of 1995 to 16.8% in the same period for 1996 for the reasons stated above.

  Other (Expense) Income. The Company incurred other expense of $129,000 in the first six months of 1996 as compared to other income of $181,000 in the first six months of 1995. Other income in 1995 included a non-recurring $428,000 net gain realized from the sale by IMR-India of certain of its assets and real property in Bombay and Trivandrum. The loss in equity investment represents losses associated with the Company's 39.5% interest in IMR-U.K. Results for IMR-U.K. improved from a loss in the first six months of 1995 to approximately break-even in the same period in 1996.

  Minority Interest in Net (Income) Loss. The minority interest in income decreased from $355,000 in the first six months of 1995, to $330,000 in the first six months of 1996. This represents the equity interest in IMR-India's net income held by those stockholders of IMR-India other than the Company. The reduction in the minority interest in net income from the first six months of 1995 to the first six months in 1996 reflects a slightly higher profit realized by IMR-India in 1995 resulting from the $428,000 net gain referenced above.

  Provision for Income Taxes. The provision for income taxes reflects taxable income derived by IMR-India related to sales of software products in India and the gain realized from its asset sale. The favorable tax rates in India reflect benefits in the Indian income and export taxation laws for companies primarily engaged in exporting computer software and software-related services. The tax provision for IMR-India's domestic operations was $114,000 in the first six months of 1996 as compared to $198,000 in the first six months in 1995, which principally reflects the additional tax expense incurred on the sale of certain assets and real property.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues. Revenues were $22.7 million in 1995, representing a 61.0% increase from revenues of $14.1 million in 1994. This increase reflected increases in both the size and the number of client projects. In 1995, the Company realized a significant increase in revenues from software development, application maintenance and migration and re-engineering projects. Revenues from the Company's five largest clients in 1995 represented 65.6% of 1995 revenues, while revenues from the Company's five largest clients in 1994 represented 49.0% of 1994 revenues. In particular, the Company benefited from a large migration contract that commenced in late 1994 and continued throughout 1995 as well as a large software development project that started in mid-1995.

  Cost of Revenues. Cost of revenues were $13.7 million in 1995, representing a 58.3% increase over cost of revenues of $8.7 million in 1994. Cost of revenues represented 60.4% and 61.4% of revenues in 1995 and 1994, respectively. This decrease as a percentage of revenues reflects the Company's implementation of tighter controls over project pricing and margins as well as an increase in higher margin Year 2000 projects. This decrease would have been larger except for the benefits of a number of higher margin contracts completed in the first quarter of 1994. In addition, in 1995 the Company incurred lower expenses due to the temporary reduction in personnel costs and other expenses during the consolidation of the Company's India offshore software development center from locations in Bombay and Trivandrum to the present location in Bangalore.

  Gross Profit. Gross profit was $9.0 million in 1995, representing a 65.3% increase over gross profit of $5.4 million in 1994. As a percentage of revenues, gross profit increased from 38.6% in 1994 to 39.6% in the same period for 1995 for the reasons stated above.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $5.4 million in 1995 representing an 18.9% increase over selling, general and administrative expenses of $4.6 million in 1994. Selling, general and administrative expenses were 24.2% and 32.7% of revenues in 1995 and 1994, respectively. The decrease as a percentage of revenues was a result of the Company's ability to achieve significantly higher revenues in 1995 without a corresponding increase in management, finance, administrative and occupancy costs, a large portion of which are fixed in nature. The annual bonus payable to Mr. Sanan (equal to 10% of the Company's net pre-tax profits from U.S. operations) increased to $255,144 in 1995 from $33,891 in 1994.

  Income (Loss) from Operations. Income from operations was $3.5 million in 1995, representing a 323.2% increase over income from operations of $829,000 in 1994. As a percentage of revenues, income from operations increased from 5.9% in 1994 to 15.4% in the same period for 1995 for the reasons stated above.

  Other (Expense) Income. The Company realized other income of $14,000 in 1995 as compared to $498,000 in 1994. Other income in 1995 included a non-recurring $428,000 net gain realized upon the sale of real estate and assets by IMR-India, offset by interest expense of $349,000 and the Company's share of losses in IMR-U.K. of $110,000. Other income in 1994 reflected non-recurring income of $1.0 million derived from the Company's sale of a portion of its equity interest in IMR-India to India Magnum plus $71,000 realized upon the sale by IMR-India of certain assets and real property, partially offset by interest expense of $473,000 and the Company's share of a loss in IMR-U.K. of $126,000. At the beginning of 1994, the Company's interest in IMR-U.K. was 50.0%. The Company phased down the operations in IMR-U.K. in early 1994 and recommenced operations after receiving a 50.0% investment by The Link Group of Companies Limited in late 1994. The Company's interest in IMR-U.K.'s loss decreased from $126,000 in 1994 to $110,000 in 1995, reflecting the decrease in the Company's interest from 50.0% in 1994 to 39.5% in 1995.

  Minority Interest in Net (Income) Loss. In 1995, the minority interest in net income was $712,000 as compared to $63,000 in 1994. This substantial increase reflects significantly increased profits realized by IMR-India in 1995, as well as the decrease in the Company's equity interest. In 1995, the Company held a 34.2% equity interest in IMR-India, while the Company held a 69.3% equity interest in 1994.

  Provision (Benefit) for Income Taxes. The tax provision was $293,000 in 1995 as compared to $451,000 in 1994. During 1994, the Company paid $365,000 of India withholding taxes incurred in connection with the Company's sale of a portion of its equity interest in IMR-India to India Magnum. The 1995 tax provision includes taxes payable on the gain realized from the 1995 sale by IMR-India of certain assets and real property as well as an increase in taxable income for domestic operations of IMR-India in 1995.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  Revenues. Revenues were $14.1 million in 1994, representing a 13.5% increase from revenues of $12.4 million in 1993. This increase primarily reflected an increase in the average size of projects provided for the Company's principal clients. Revenues from the Company's five largest clients in 1994 represented 49.0% of

1994 revenues, while revenues from the Company's five largest clients in 1993 represented 42.0% of 1993 revenues.

  Cost of Revenues. Cost of revenues were $8.7 million in 1995, representing a 14.5% decrease from cost of revenues of $10.1 million in 1993. Cost of revenues represented 61.4% and 81.5% of revenues in 1994 and 1993, respectively. This decrease as a percentage of revenues reflects the acquisition in September 1993 of the Company's 69.3% interest in IMR-India (resulting in lower development costs to the Company), as well as the effect in 1993 of lower margin projects taken on to validate the Company's software development concept and to secure client relationships. In addition, the Company incurred a significant non-reimbursed expense of approximately $900,000 in 1993 to develop the software toolsets for client/server migration and Year 2000 conversion services.

  Gross Profit. Gross profit was $5.4 million in 1994, representing a 136.7% increase over gross profit of $2.3 million in 1993. As a percentage of revenues, gross profit increased from 18.5% in 1993 to 38.6% in the same period for 1994 for the reasons stated above.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $4.6 million in 1994, representing a 16.8% decrease from selling, general and administrative expenses of $5.5 million in 1993. Selling, general and administrative expenses represented 32.7% and 44.6% of revenues in 1994 and 1993, respectively. During 1993, the Company increased its selling, general and administrative expenses significantly in anticipation of increased revenues. In 1994, the Company acted to significantly reduce selling, general and administrative expenses principally through significant decreases in the costs for personnel and overhead. Selling, general and administrative expenses as a percentage of revenues were also positively affected by the September 1993 acquisition of the Company's 69.3% interest in IMR-India. See "Risk Factors-- Management of Growth."

  Income (Loss) from Operations. Income from operations was $829,000 in 1994, as compared to a loss from operations of $3.2 million in 1993.

  Other (Expense) Income. The Company realized other income of $498,000 in 1994 as compared to other expenses of $434,000 in 1993. This difference principally reflected income of $1.0 million derived from the Company's 1994 sale to India Magnum of a portion of the Company's equity in IMR-India, plus $71,000 realized upon the sale by IMR-India of certain assets and real property. The Company had no corresponding other income for 1993. Interest expense increased from $275,000 in 1993 to $473,000 in 1994 as a result of substantially increased borrowings under the Company's lines of credit.

  Minority Interest in Net (Income) Loss. In 1994, the minority interest in net income was $63,000 compared to a $5,000 minority interest in net loss in 1993. This change reflects the profit realized by IMR-India during 1994 and a slight loss realized by IMR-India during 1993.

  Provision (Benefit) for Income Taxes. The Company recorded a provision for income taxes of $451,000 in 1994, reflecting the Company's net income, as compared to a benefit of $2,000 in 1993. The 1994 provision principally reflects the $365,000 withholding taxes to be paid in connection with the Company's sale of a portion of its equity interest in IMR-India.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited quarterly statements of operations data for each of the 10 quarters beginning January 1, 1994 and ending June 30, 1996. The information relating to the quarters beginning January 1, 1994 and ending on December 31, 1995 is derived from and is qualified by reference to the audited Consolidated Financial Statements appearing elsewhere in this Prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of that information. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                            QUARTER ENDED
                          ----------------------------------------------------------------------------------------
                                        1994                                1995                       1996
                          ----------------------------------  ----------------------------------  ----------------
                          MAR. 31  JUNE 30  SEPT. 30 DEC. 31  MAR. 31  JUNE 30  SEPT. 30 DEC. 31  MAR. 31  JUNE 30
                          -------  -------  -------- -------  -------  -------  -------- -------  -------  -------
                                                           (IN THOUSANDS)
Revenues................  $3,602   $3,608    $3,501  $3,390   $5,203   $5,372    $5,853  $6,272   $6,090   $6,307
Gross profit............   1,795    1,256     1,040   1,349    2,144    1,678     2,247   2,923    2,556    2,619
Income from operations..     512       29       (75)    364      806      547       790   1,365    1,010    1,073
                                                            QUARTER ENDED
                          ----------------------------------------------------------------------------------------
                                        1994                                1995                       1996
                          ----------------------------------  ----------------------------------  ----------------
                          MAR. 31  JUNE 30  SEPT. 30 DEC. 31  MAR. 31  JUNE 30  SEPT. 30 DEC. 31  MAR. 31  JUNE 30
                          -------  -------  -------- -------  -------  -------  -------- -------  -------  -------
Revenues................   100.0%   100.0%    100.0%  100.0%   100.0%   100.0%    100.0%  100.0%   100.0%   100.0%
Gross profit............    49.8     34.8      29.7    39.8     41.2     31.2      38.4    46.6     42.0     41.5
Income from operations..    14.2      0.8      (2.1)   10.7     15.5     10.2      13.5    21.7     16.6     17.0

  The Company's operations and related revenues and operating results historically have varied substantially from quarter to quarter, and the Company expects these variations to continue. Among the factors causing these variations have been the number, timing and scope of IT projects in which the Company is engaged, the contractual terms of such projects, delays incurred in the performance of such projects, the accuracy of estimates of resources and time frames required to complete ongoing projects, and general economic conditions. A high percentage of the Company's operating expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the Company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. An unanticipated termination of a major project, a client's decision not to pursue a new project or proceed to succeeding stages of a current project, or the completion during a quarter of several major client projects could require the Company to pay underutilized employees and therefore have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors--Variability of Quarterly Operations and Financial Results."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's operating activities used cash of $1.6 million in 1993 and $747,000 in 1994 and generated cash of $1.0 million in 1995 and $908,000 for the six months ended June 30, 1996. The Company's use of cash in 1993 was due primarily to the net loss generated in that period. The Company's use of cash in 1994 was due primarily to an increase in accounts receivable and other current assets as well as the Company's recognition of a $1.0 million gain on the sale of a portion of its investment in IMR-India. The Company generated cash in 1995 and in the first six months of 1996 due to a higher level of net income in both periods which was partially offset in both periods by increases in accounts receivable.

  The Company's investing activities used cash of $418,000 in 1993, generated cash of $1.3 million in 1994 and $503,000 in 1995, and used cash of $982,000 for the six months ended June 30, 1996. The Company's use of cash in 1993 was due in large part to capital expenditures and investments in IMR-U.K. The Company generated cash in 1994 and 1995 as a result of the sale of a portion of its investment in IMR-India as well as IMR-India's sale of real property and other assets in India. The cash generated in both of those period was offset by capital expenditures. The Company's use of cash in the first six months of 1996 was due in large part to capital expenditures and an additional investment in IMR-U.K.

  The Company's financing activities provided cash of $2.5 million in 1993, and used cash of $149,000 in 1994, $804,000 in 1995 and $621,000 for the six
months ended June 30, 1996. The Company generated cash in 1993 as a result of borrowings under the Company's bank credit facilities as well as increasing the amount payable to IMR-India prior to its acquisition by IMR-U.S in September 1993. The Company's use of cash in 1994, 1995 and the six months ended June 30, 1996 was due primarily to the repayment of bank borrowings and payments made under capital lease obligations, which were partially offset by additional borrowings under the Company's bank credit facilities.

  As of June 30, 1996, the Company had working capital of $1.7 million. Cash and cash equivalents were $939,000. Available bank lines of credit totaled $2.5 million at June 30, 1996 ($3.25 million less $775,000 outstanding). As of September 9, 1996, the outstanding borrowings under these facilities were $1.9 million. Borrowings in 1996 have been used primarily to finance the Company's $1.8 million acquisition of Second India's equity interest in IMR-India. See "Certain Transactions--IMR India Transactions."

  The Company maintains a term note payable to Barnett Bank, which is repayable monthly, together with interest thereon at 30-day LIBOR plus 2.0% (7.4% as of June 30, 1996) in installments of $15,000 commencing June 1996 through May 2001. This term loan is collateralized by the Company's accounts receivable and equipment, and is guaranteed by Mr. Sanan. The Company maintains a line of credit with Barnett Bank which allows the Company to borrow up to 80% of the book value of the Company's accounts receivable with interest at 30-day LIBOR plus 1.8% (7.2% as of June 30, 1996). At June 30, 1996, there was no amount outstanding and payable under this line of credit and $2.4 million was available for borrowing. Subsequent to June 30, 1996, the Company borrowed $1.2 million from this line of credit in order to fund a payment to Second India to purchase its equity interest in IMR-India. See "Certain Transactions--IMR-India Transactions." At September 1, 1996, the outstanding balance under this line of credit was $1.1 million. The Company plans to repay the outstanding balance from this line of credit from the proceeds of the Offering. See "Use of Proceeds." Provisions of this line of credit and certain notes payable contain financial covenants, including covenants which require the Company to maintain certain financial ratios. At June 30, 1996, the Company was in compliance with these covenants.

  The Company maintains an export sales accounts receivable discounting facility with Canara Bank, an Indian government owned bank. Principal payments on amounts borrowed are due within 90 days of their respective borrowings. Interest is currently payable at 13.0%. At June 30, 1996, December 31, 1995 and December 31, 1994, approximately $775,000, $655,000 and $425,000, respectively, were due under this facility. The maximum amount available under this facility at June 30, 1996 was approximately $585,000; however, the bank has permitted a temporary increase in the amount available under this facility. During May 1996, IMR-India applied to the bank to increase the credit facility to approximately $877,000. Pending action on the application, the bank has temporarily allowed IMR-India to utilize the additional amount of the facility. The facility is collateralized by IMR-India's export accounts receivable, property and equipment, and is guaranteed by Mr. Sanan.

  In connection with the Company's purchase in August 1996 of Second India's entire interest in IMR-India, pursuant to the terms of agreements between the Company and Second India, IMR-India's obligation to repay a loan from Second India in the amount of $527,000 was cancelled. See "Certain Transactions--IMR-India Transactions."

  The Company estimates that it will incur capital expenditures in 1996 of approximately $400,000 to complete improvements for additional space in the IMR-India's office facilities in Bangalore, India. In August 1996, IMR-India obtained a letter commitment for a total loan of $1.3 million from the Export-Import Bank of India to finance the purchase of plant and equipment for expansion of its facility at Bangalore. The completion of this loan will be conditioned upon the negotiation and execution of final legal documents. The loan will be repayable in eight equal bi-annual installments of $162,500 commencing one year from the loan date. Interest on the loan will be payable at LIBOR plus 3.0% per annum, will be secured by a first lien on all of IMR-India's property and equipment and will be guaranteed by Mr. Sanan.

  The Company believes that the net proceeds of this Offering, together with its lines of credit and internally generated funds, will permit it to repay all outstanding short-term debt, meet its working capital obligations and fund the development of its business for the next 12 months.

EFFECTS OF INFLATION

  The Company's most significant costs are the salaries and related benefits for its consultants and other professionals. Competition in India and the U.S. for IT professionals with the advanced technological skills necessary to perform the services offered by the Company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the Company must adequately anticipate wage increases, particularly on its fixed-price contracts. Further, India has in the past experienced significant inflation. Historically, the Company's wage costs in India have been significantly lower than its wage costs in the U.S. for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the U.S. There can be no assurance that the Company will be able to recover cost increases through increases in the prices that it charges for its services in the U.S. See "Risk Factors--Competitive Market for Technical Personnel" and "--Fixed-Price, Fixed-Time Frame Contracts."

NEW ACCOUNTING PRONOUNCEMENTS

  In October 1995, the Financial Accounting Standards Board issued Statement No. 123 ("SFAS 123") which establishes a fair value based method for accounting for stock-based compensation plans. With respect to stock options granted to employees, SFAS 123 permits companies to continue using the accounting method promulgated by the Accounting Principals Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," to measure compensation or, alternatively, to adopt the fair value based method prescribed by SFAS 123. If the APB 25 method is continued, pro forma footnote disclosures are required as if SFAS 123 accounting provisions were followed. Management has determined not to adopt the SFAS 123 accounting recognition provisions. Accordingly, SFAS 123 will not have any impact on the Company's financial statements, except for the addition of the required footnote disclosures.

  SFAS No. 121, "Accounting for the Impairment of Long-lived Assets for Long-lived Assets to be Disposed Of" is effective for years beginning after December 15, 1995. This statement requires that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment. This pronouncement is not expected to have a material impact on the financial statements of the Company.

                                   BUSINESS

OVERVIEW

  The Company provides applications software outsourcing solutions for the IT departments of large businesses with intensive information processing needs. The Company's services, which generally are offered on a fixed-price, fixed-time frame basis, include software development, application maintenance, Year 2000 conversion, and migration and re-engineering services. In addition, the Company offers programming and consulting services on a time-and-materials basis in order to optimize employee utilization and provide a potential source of future outsourcing contracts. The Company's services, which it terms "transitional outsourcing," assist clients in the maintenance of mainframe-based legacy applications and in the transition from legacy systems to open architecture, client/server and other emerging technologies. IMR delivers many of its transitional outsourcing services using its proprietary TSQM software engineering process and its offshore software development facility in Bangalore, India. This facility is linked by satellite communications to both the Company's offices and the offices of many of its clients. This allows IMR to offer its services on a 24-hour basis through an on-site, off-site and offshore project team working multiple shifts made possible by the time difference between North America and India. The Company believes that its proprietary TSQM process, software engineering methodologies and toolsets, and its offshore software development center enable it to provide high quality, cost-effective IT solutions through the utilization of global resources.

  The Company's clients are primarily Fortune 200 or comparably sized companies with significant IT budgets and recurring needs for software development, application maintenance, Year 2000 conversion and IT staffing services. IMR serves clients in a variety of industries including financial services, insurance, manufacturing, retail and utilities. In 1995 and the first six months of 1996, the Company provided transitional outsourcing services for such companies as Commercial Union Insurance Companies, Dayton Hudson Corporation, John Hancock Financial Services, Michelin Tire Corporation, SPS Payment Systems and Southern California Edison. Through a staff of more than 500 software development professionals, the Company serves its clients from its headquarters in Clearwater, Florida, its offshore software development center in Bangalore, India, its branch offices located in Boston, Chicago, Dallas and Rochester, and its affiliate office in London, England.

INDUSTRY OVERVIEW

  Intense competition, deregulation, innovation and rapid technological advancements are forcing companies to make fundamental changes in their business processes. These changes have compelled many businesses to downsize staffs and reduce costs in order to achieve greater returns on investment. While confronting these internal challenges, companies also face customer demands to improve service levels, lower costs, reduce delivery times and increase value. In this competitive environment, improving IT systems is one critical way for businesses to achieve greater productivity and manage their operations more efficiently. As a result, the ability of an organization to integrate and deploy improved information technologies in a cost-effective manner has become critical to its success.

  Although client/server and other emerging technologies offer the promise of faster, more functional and more flexible software applications, the implementation of business solutions encompassing these new technologies presents companies with major challenges. Designing, developing and employing these solutions requires highly skilled individuals trained in many diverse technologies and architectures. However, there is a shortage of these individuals, and many large companies are reluctant to expand their IT departments through additional staffing, particularly at a time when they are attempting to minimize their fixed costs and reduce workforces. Moreover, redeploying and retraining in-house resources to develop and implement new technologies typically is impractical because the in-house IT staff must continue to support existing legacy systems and dated technology. In addition, implementing new systems also requires highly developed project management skills so that projects are completed within budget and on time.

  As a result of the challenges presented by the technological transition to client/server systems and the ongoing need to maintain legacy systems, many large companies are seeking ways to outsource their IT projects, particularly on a fixed-price, fixed-time frame basis in order to minimize the risks associated with such large scale technology projects. Dataquest, a recognized market research firm, estimated that the market for systems integration, consulting, applications development and outsourcing services was approximately $91.0 billion worldwide in 1994 and estimated this market to be growing by approximately 16.5% annually through 1999. Outsourcing enables organizations to focus on core-competencies, to reduce costs by converting in-house fixed IT costs to variable costs and to reduce the time-to-completion of significant IT projects.

  Outsourcing represents a particularly cost-effective solution for labor-intensive IT projects such as the fast approaching Year 2000 problem. Many existing computer systems run software programs permitting only two- digit entries for years (e.g., 1996 is read as "96") and therefore cannot properly process dates in the next century. For decades, computer programmers have encoded mainframe software applications using this two-digit format to represent a year (e.g., "95" for "1995" in the "yymmdd" format). Programmers engaged in this "short-cut" to free up valuable computer memory and disk storage space during a time when availability of these resources was a critical programming consideration. Many software programs that use the two-digit year date field to perform computations or decision-making functions will fail due to an inability to correctly interpret dates in the 21st century. For example, many software systems will misinterpret "00" to mean the year 1900 rather than 2000. Resolving a Year 2000 problem is a highly time- and labor-intensive project often requiring software engineers to analyze millions of lines of software code and millions of items of data. As a result, the Company believes that most large Year 2000 conversion projects will be outsourced. Although the size of the Year 2000 problem is difficult to estimate, the Gartner Group, a recognized industry source, has estimated that the worldwide costs (including in-house costs) to resolve the Year 2000 problem could range from $300 billion to $600 billion.

THE IMR SOLUTION

  The Company employs a systematic and disciplined approach to every outsourcing engagement. The three critical components of the IMR solution, which management believes differentiate the Company from other IT service providers, are: (i) its TSQM software engineering process; (ii) its offshore software development capability; and (iii) its proprietary toolsets. Together, these three key elements of the Company's service delivery model help ensure that clients receive high quality, cost-effective solutions on time and within budget.

  The TSQM Software Engineering Process. TSQM is a set of defined software development processes, techniques and tools that are implemented to maximize quality in the Company's processes, deliverables and services, and to minimize project risks. Continuously refined since the Company's inception, TSQM represents the software engineering process through which the Company defines and performs projects. For every project, the Company implements its two-phased TSQM process that encompasses: (i) an extensive front-end assessment that defines the scope and risks of the project; and (ii) a fixed-price implementation stage that is further subdivided into smaller phases with frequent deliverables and feedback from its clients. Through the rigorous adherence to its TSQM process, the Company identifies, monitors and manages the risks associated with the cost, schedule, performance, support and delivery of projects on a fixed-price, fixed-time frame basis. This process also allows the Company to detect, correct and mitigate quality defects and to establish appropriate contingencies for each project.

  Offshore Software Development. The Company's offshore software development center in India provides IMR with a significant cost advantage as well as the ability to provide 24-hour service to its clients. The Company's costs in India have historically been significantly lower than costs incurred for comparable resources in the U.S. Through satellite communications, many of the Company's clients are linked to IMR's India facility where, on average, approximately 70% of a project's work is performed. Due to the time difference between India and the U.S., the Company can create a virtual "second shift" for its North American clients allowing for more rapid completion of projects and off-peak utilization of clients' technology resources. In addition, for larger projects with critically short time frames, the offshore facility allows the Company to parallel process many of its development phases to accelerate delivery time.

  Proprietary Toolsets. The Company has made a significant investment to design and develop a set of proprietary software tools which are used to facilitate and streamline a Year 2000 conversion project as well as the migration from mainframe computing environments to flexible open systems and relational database management systems ("RDBMS") computing environments. These tools, which are developed utilizing object-oriented technologies, allow the Company to reduce both the cost and time required to successfully complete large scale migration projects. The Company's TransformIMS, TransformVSAM and TransformDB2 toolsets support the migration of mainframe-based legacy systems (e.g., IMS and DB2) and their related applications to RDBMS environments (e.g., Oracle, Sybase and Informix). Transform2000 supports full life cycle conversion for Year 2000 projects. IMR uses Transform2000 to download application source code and data to work-stations and to analyze this information to identify two-digit year field codes. Transform2000 automatically transforms and converts much of this data to make it Year 2000 compliant.

STRATEGIES

  The Company's objective is to be a leading provider of comprehensive transitional IT outsourcing services and solutions to large businesses with intensive information processing needs. The Company plans to pursue the following strategies to achieve this objective:

 BUSINESS STRATEGIES

  Develop Long-Term Strategic Partner Relationships with Clients. The Company strives to develop "strategic partner" relationships with its clients whereby the Company shares both the risks and rewards associated with outsourcing engagements. To establish these relationships with clients, the Company endeavors to integrate its on-site personnel into the operations and employee culture of its clients' IT departments and regularly makes significant investments in technology to support the strategic technical direction of its clients. For example, the Company recently acquired certain integrated advanced client/server and computer assisted software engineering technologies to support several large client projects. These investments helped the Company secure the loyalty and trust of clients and provided it with the tools and knowledge to perform similar projects for other clients. To ensure constant communication, the Company uses several methods to obtain continuous client feed-back, including client satisfaction surveys, consultant performance surveys and regularly scheduled meetings with a client's senior management. A substantial portion of the performance incentive for the senior executives, sales executives and senior project managers of the Company is directly linked to client satisfaction and on-time within budget delivery of quality IT services.

  Develop and Enhance Processes, Methodologies and Productivity-Enhancing Software Tools. The Company is committed to improving and enhancing its TSQM process as well as its proprietary software engineering methodologies and toolsets. With the rapid evolution of technology, the Company believes it is imperative to invest in research and development. The Company currently is designing and developing new productivity software tools to automate testing processes and improve project estimating and risk assessment techniques. Moreover, the Company plans to add additional modules to its current software tools which will allow the re-design, migration and conversion of additional types of databases and programming languages. The Company believes that this strategy is critical in differentiating the Company from its competitors.

  Focus on Fixed-Price, Fixed-Time Frame Projects. As a core element of its business philosophy, the Company offers many of its IT services on a fixed-price, fixed-time frame basis. Management believes that effectively structured fixed-price, fixed-time frame projects provide clients with significantly reduced risks while offering the Company the potential benefit of enhanced margins. In order to reduce the risks to the Company, the fixed-time frame component of a project is divided into several phases with frequent deliverables. The Company believes that discrete project phases make it easier for the Company to commit to a fixed price for a project, meet client expectations, maintain high quality and control costs. The Company strives to reduce risks and achieve greater potential profits through shorter development cycles, the implementation of a rigorous change-order management process and the use of global resources. Furthermore, in order to monitor its financial performance, IMR constantly reviews project data and adheres to strict financial management practices.

  Continue to Expand Offshore Software Development Resources. The Company believes that the availability of high quality technical resources at its offshore development facility in Bangalore, India is one of its most significant competitive advantages due to the lower cost structure and ability to provide multiple work shifts. The Company's success will depend to a significant extent on its ability to attract, train, motivate and retain highly skilled employees in India, particularly project managers, software engineers and other senior technical personnel. The Company intends to further develop these resources by focusing on recruiting skilled technical personnel in India and expanding its physical facilities. The Company is in the initial stages of the design and development of new software development facilities in Bangalore that would combine state-of-the-art computing and communications facilities with quality living arrangements and amenities for the Company's employees. These actions are designed to position the Company to attract and retain the best technical personnel available in India to support its business activities in the U.S. and elsewhere. From time to time, the Company investigates the expansion of its offshore capabilities to other foreign locations to match its present and projected business requirements with the availability of qualified technical personnel.

  Concentrate on Key Technologies. Through its transitional outsourcing service delivery model, the Company maintains a high level of knowledge of advanced technical areas such as IBM mainframe systems, advanced case tools, client/server technologies, object-oriented technologies and rapid application development. The Company conducts consistent personnel training to expand the knowledge base of its employees in these key technological areas.

  Attract, Train and Retain Highly Skilled Employees. The future success of the Company's growth strategy will depend to a significant extent on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. To achieve this objective, the Company maintains programs and personnel to seek and hire the best available IT professionals and to train these professionals in both legacy systems and emerging technologies. The Company believes, however, that in both the U.S. and India there is a shortage of, and significant competition for, IT professionals with the advanced technological skills necessary to perform the services offered by the Company. In order to attract, motivate and retain its employees in the face of these shortages, the Company focuses on its corporate culture, incentive programs, compensation and benefits, and provides a career and education management program to create an individualized structured career growth plan for its employees.

 GROWTH STRATEGIES

  Convert Year 2000 Projects into Long-Term Application Maintenance Outsourcing Business. As a result of its comprehensive Year 2000 services, the Company has obtained a significant number of contracts to perform Year 2000 conversion projects. The demand for the Company's services in this area provides the opportunity to select those accounts with the greatest long-term potential to convert its Year 2000 business into long-term application maintenance outsourcing engagements. A core element of the Company's growth strategy is to use the client relationships and the knowledge of client computer systems obtained in providing Year 2000 services to obtain additional IT projects for these clients. In particular, the Company believes that the detailed knowledge of its clients' systems gained during performance of its Year 2000 services will serve as a competitive advantage in securing application maintenance projects from these clients. Clients that choose to outsource applications maintenance services can focus their internal resources on new strategic application development. The Company believes maintenance outsourcing engagements converted from Year 2000 projects can be a source of low risk, long-term revenues. See "--Clients and Representative Projects."

  Develop Expertise in Key Vertical Markets. Although the Company has a diverse client base, the Company recently has completed projects for companies in key vertical markets, including insurance, financial services, manufacturing, retail and utilities. These industries generally are dominated by large companies with intensive IT needs. As its business increases in these targeted vertical markets, the Company believes it will gain a broader knowledge and expertise of these industries. The Company seeks to leverage this developing expertise and its existing accounts into a larger concentration of clients in these targeted markets. Also, the Company plans to design and develop re-usable object class software code libraries which have specific application to clients in these targeted vertical markets.

  Expand Geographic Presence. IMR's business model integrates on-site, off-site and offshore resources to enable the on-time delivery of high quality cost-effective IT solutions. As the Company expands its customer base, it intends to open additional small regional offices to enable the Company to sell and support existing and new clients in these geographic areas. The Company's business model does not require a significant number of remote offices, and the Company seeks to maintain low overhead for each branch office. In addition, the Company intends to pursue market opportunities in eastern and central Europe and Southeast Asia through its facility in India, its affiliate office in the U.K. and, if appropriate, the establishment of additional offshore operations.

  Pursue Selective Strategic Acquisitions. Given the highly fragmented nature of the IT services market, together with significant barriers to entry in major accounts, the Company believes that opportunities exist to expand through the selective acquisition of smaller regional IT services firms with established customers. The Company may also consider potential acquisition candidates to expand its regional office network and augment its technical expertise. While the Company has from time to time in the past considered acquisition opportunities, it has never acquired a business and as of the date of this Prospectus has no existing agreements or commitments to effect any acquisition. See "Risk Factors--Possible Acquisitions."

THE IMR DELIVERY PROCESS

  IMR applies its TSQM software engineering process across all of its services to deliver high quality, cost-effective IT solutions to its clients. TSQM is a set of defined software development processes, techniques and tools that are implemented and enhanced to maximize quality in the Company's processes, deliverables and services, and to minimize project risks. For every project, the Company implements its two-phased TSQM software engineering process which encompasses: (i) an extensive front-end assessment that defines the scope and risks of the project; and (ii) the fixed-price implementation stage that is further subdivided into smaller phases with frequent deliverables and feedback from its clients. Continuously refined since the Company's inception, TSQM represents the process through which the Company defines and performs projects. Through the rigorous adherence to the TSQM process, the Company identifies, monitors and manages the risks associated with the cost, schedule, performance, support and delivery of projects on a fixed-price, fixed-time frame basis. This process also allows the Company to detect, correct and mitigate quality defects and to establish appropriate contingencies for each project.

  The TSQM process is based in part on the Institute of Electrical & Electronics Engineers ("IEEE") based software engineering standards, Software Engineering Institute ("SEI") software engineering process models and ISO 9001 quality processes. During each stage of a project, IMR monitors progress and quality, including deviations from project plans, that could adversely affect on-time delivery, compliance with project specifications and project financial performance. The project team collects, analyzes and reports on key quality metrics to verify compliance with quality standards used in project execution, and the project team serves as a custodian of information regarding the methods, techniques and tools that have been utilized to perform specified tasks. Through this process of constant re-evaluation of the Company's performance on each project, IMR continuously refines and enhances the TSQM software engineering process as a means to leverage the benefit of the Company's cumulative project experience.

  The responsibilities for completion of each TSQM phase are allocated among an on-site, off-site and offshore team to optimize cost savings and accelerate project delivery. The actual tasks allocated to each team member are determined principally by the amount of client interaction required at the client site to complete the project successfully. The front-end phase, which may include requirements analysis, high level design and technical architecture, is completed by the on-site project manager and the project team through interaction with the client. The fixed-price implementation phase, which may include programming, unit testing and systems testing, is largely performed offshore via satellite link. The off-site team at the Company's U.S. headquarters coordinates the efforts of the on-site and offshore teams and monitors and manages the quality of the overall project. Working regular business hours, the on-site, off-site and offshore teams together use most hours of the clock to deliver projects in fewer elapsed calendar days. Due to the time difference between India and the U.S., the Company can create a virtual "second shift" for its North American clients allowing for more rapid completion of projects.

  The Company's offshore software development center provides significant opportunities to reduce costs and manage the risks of a project. The offshore software development center often is able to use the excess capacity of a client's existing computing facilities during off-peak hours. This allows additional projects to be undertaken without substantial client investment in new hardware and software. The costs of satellite communications and infrastructure acquired by the Company at its offshore center are spread among multiple clients and projects further reducing additional infrastructure investment required to be made by the client. If the scope of a project is unexpectedly expanded, the Company generally is able to draw upon its offshore development center resources to increase project personnel. In addition, for larger projects with critically short time frames, the offshore facility allows the Company to parallel process various development phases to accelerate delivery time.

SERVICES

  IMR provides a broad range of IT services, including: (i) software development; (ii) application maintenance; (iii) Year 2000 conversion; (iv) migration and re-engineering; and (v) programming and consulting services. The Company delivers each of these services independently or as a comprehensive package.

  Software Development Services. The Company offers two alternatives to assist clients in developing new applications for selected client/server platforms, other emerging technologies and IBM mainframe platforms:

  . fixed-price software development in which the Company assumes total responsibility and accountability for delivery of systems on-time and within budget; or

  . cooperative development in which the Company's consultants work side-by-side and share responsibility for completion of a project with in-house IT personnel to complete full life cycle development projects.

  In both cases, the Company uses its TSQM software engineering process, its on-site, off-site, offshore delivery model and satellite communications to deliver these projects. For the year ended December 31, 1995 and the six months ended June 30, 1996, revenues derived from software development services were $7.5 million and $4.0 million, respectively, and represented 33.3% and 32.5% of IMR's total revenues for such periods.

  Application Maintenance Services. By assuming the responsibility for maintenance of selected legacy application systems, the Company is able to introduce process enhancements that improve service levels to clients requesting modifications and on-going support. By using a variation of the on-site, off-site, offshore delivery model, the Company provides 24-hour, 7-day production and emergency support. On-site team members provide application maintenance services at the client's facility. These team members carry pagers in the event of an emergency service request and utilize home personal computers to dial into a client's system and resolve client problems from remote locations. Routine application maintenance services, including modifications, enhancements and documentation, are completed utilizing satellite telecommunications and the resources of the Company's offshore software development center.

  The Company uses its proprietary application maintenance methodology which involves the following phases:

  . Maintenance Improvement Phase. The Maintenance Improvement Phase ("MIP"), which generally requires six to eight weeks to complete, allows the Company to utilize the existing support infrastructure, determine the scope of a project, establish targeted service levels and performance metrics to be reported, and design a detailed project plan for the duration of the outsourcing assignment. The Company uses metrics calculations to define productivity, quality, reliability and client satisfaction. Productivity metrics define such items as the cost and time to perform specified functions, the hours to define the time necessary to identify and resolve a problem, and to perform each service request. Quality and reliability metrics identify and define the number of defects within a project, production failure rates, the mean time between failures and statistics on problem reports such as mean time to respond and resolve a problem.

    Client satisfaction metrics are identified through periodic client surveys and establish specified client service level measurements. Through the use of metrics, the Company believes that it is better able to identify the costs to perform contracts on a fixed-price basis, thereby enhancing the Company's ability to estimate the fees for these contracts.

  . Assimilation. The assimilation phase generally lasts for three months during which the Company's consultants assimilate knowledge of its client's business and software applications. This knowledge is acquired through contact with the client's IT personnel, review of client documentation and hands-on experience. The Company's consultants create project management and procedures manuals, implement appropriate metrics programs and implement process changes. During this phase, first level support is provided by client personnel and second level support and all systems work is provided by the Company's consultants.

  . Transition. During the transition phase, which is generally completed in approximately three months, the Company's consultants assume full responsibility for first level support and transition certain functions to the Company's offshore software development center. The client is transitioned from maintenance responsibilities to more strategic systems functions, and the Company's offshore team assumes responsibility for full life cycle maintenance support.

  . Steady State. This is the normal state of applications support where production and emergency support, analysis and acceptance testing are conducted on-site. Remaining activities, including routine maintenance, enhancements and documentation, are conducted offshore.

  For the year ended December 31, 1995 and the six months ended June 30, 1996, revenues derived from application maintenance services were $4.4 million and $3.9 million, respectively, and represented 19.1% and 31.4% of IMR's total revenues for such periods. This increase reflects the Company's success in securing several significant application maintenance contracts in late 1995 and early 1996.

  Year 2000 Services. The Company uses its Century Change-Planning Analysis Conversion ("CC-PACSM") methodology to provide a cost-effective solution to the Year 2000 problem. The CC-PAC methodology defines the methods for performing Year 2000 conversion services through four separate phases: analysis, planning, conversion and implementation. The CC-PAC methodology, together with the Company's proprietary Year 2000 toolset, Transform2000, and a rigorous process approach form the Company's "total solution" to resolving millennium problems. The Company believes that the full life cycle solution provided by the CC-PAC methodology and use of the Transform2000 toolset differentiates IMR from other companies by reducing costs and providing services for all phases of a Year 2000 solution. In 1995 and the six months ended June 30, 1996, revenues derived from Year 2000 conversion services were $557,000 and $1.5 million, respectively, and represented 2.5% and 12.1% of IMR's total revenues for such periods. The Company expects to continue to derive an increasingly larger percentage of its total revenue from these services for each of the next three years. As of the date of this Prospectus, the Company is engaged to perform Year 2000 services for more than 20 clients, substantially all of whom are new customers for the Company. The Company believes that the demand for Year 2000 services will continue after the turn of the century, although this demand is expected to begin to diminish after the year 2000 as many Year 2000 compliance solutions are tested and implemented for many companies. See "Risk Factors--Potential Decrease in Services after Addressing the Year 2000 Problem."

  The four phases of the CC-PAC methodology are:

  . Analysis Phase. During the analysis phase, the client's entire software applications portfolio is downloaded and, using the Transform2000 toolset, a complete inventory of all applications is produced. Through CC-PAC, the Company also identifies date dependent applications and determines the "failure horizon" which is the earliest point in the future that these applications are likely to fail. The Company also identifies the impact of millennium conversion on system objects, including programs, copybooks and job control languages. Based on this inventory and analysis, the Company uses Transform2000 to determine required design modifications, code revisions and other measures that are necessary to eliminate Year 2000 failures. The Transform2000 toolset allows the Company to capture and store data elements and information regarding a client's system in a central repository. This data can then be used to provide project analysis, planning, conversion and implementation. Through CC-PAC, the Company also prepares an effort estimate and initial costing estimate for the full life cycle Year 2000 project.

  . Planning Phase. Planning represents the most critical phase of a Year
    2000 project. During the planning phase, a detailed plan for each application conversion is produced which serves as a timetable for completion and a roadmap for activities to be performed and resources and programs to be used in the conversion. Based on business priorities and the estimated "failure horizon," the applications are sequenced for conversion. Through CC-PAC, the Company identifies date dependent functions and interfaces as well as the bridging strategy, the testing strategy and replacement strategy, if any. During planning, the Company also identifies a pilot conversion of the characteristics of a typical client application as a proof of concept. The analysis and planning phases generally are provided on a combined basis and result in the production of a pilot project in which a small number of isolated Year 2000 problems are identified and resolved.

  . Conversion Phase. Based on the conversion plan adopted during the planning phase, the client's applications are then converted using the Transform2000 toolset and any required manual programming. The Transform2000 toolset automates many aspects of the software conversion process and reduces the time required to complete the phases of a millennium conversion. Large applications are generally divided into small modules to minimize the time period during which applications are converted and tested and to enable staged delivery of Year 2000 compliant modules.

  . Implementation Phase. This phase involves full testing of the converted applications as well as synchronization and re-introduction of applications in the client's system. Unit and system testing are conducted offshore. Final acceptance and systems testing is conducted on-site at the client's facility. Any changes which have been made by the client's staff are then tested for century date compliance, retrofitted into the system and converted by the Company before final testing is conducted. The system is then placed into production. Conversion and implementation generally are provided under a single contract to identify and resolve all Year 2000 problems within a designated client software system.

  Migration and Re-engineering Services. The Company's migration and re-engineering services allow a client to migrate its legacy computing environments to open systems platforms and client/server architectures. The Company's Transform series of re-engineering tools automate many of the processes required to implement advanced client/server technologies, thereby substantially reducing the time and cost to perform these services. These tools enable the Company to perform a source code analysis and to re-design target databases and convert certain programming languages. If necessary, the Company's software engineers also re-design and convert user interfaces. For the year ended December 31, 1995 and the six months ended June 30, 1996, revenues derived from migration and re-engineering services were $1.4 million and $276,000, respectively, and represented 6.2% and 2.2% of IMR's total revenues for such periods. The Company believes it will realize only moderate revenues in the next several years from migration and re-engineering services as clients focus financial resources on Year 2000 conversion services.

  Programming and Consulting Services. The Company's senior consultants provide services including high level process analysis and strategic technical consulting to assist clients in the development of successful outsourcing strategies. These strategies may include outsourcing of legacy systems maintenance and migration to advanced client/server technologies or company-wide enterprise systems. The Company also provides programming services at client sites on an "as-needed" basis. The Company's programming consultants are typically engaged on a time-and-materials basis to assist on-site with the analysis, design and development of software applications and to augment the client's internal IT staff. In contrast to outsourcing services, professional programming services typically involve the performance of discrete tasks at the specific direction of the client. The Company's objectives in providing professional staffing services include developing an understanding of the client's business and IT systems needs and positioning the Company to provide consulting and outsourcing services after the Company has established a business relationship with the client through the consulting assignment. The Company does not generally accept professional staffing services engagements of less than six months. The Company has been awarded development or application maintenance outsourcing projects from a majority of the clients for whom it has performed consulting services. For the year ended December 31, 1995 and the six months ended June 30, 1996, revenues derived from programming and consulting services were $7.4 million and $1.9 million, respectively, and represented 32.8% and 15.0%, respectively, of IMR's total revenues for such periods. The Company expects that revenues from programming services will decline in the near-term as the Company allocates personnel to higher margin projects such as Year 2000 conversion services.

CLIENTS AND REPRESENTATIVE PROJECTS

  IMR provides services to large businesses, primarily Fortune 200 and comparably sized companies with intensive information processing needs. To date, the Company's marketing efforts have been directed to clients on the basis of IT needs rather than industry group. Companies and clients in the insurance, financial services, manufacturing, retail and utilities industries have historically provided the greatest source of business opportunities for the Company.

SOFTWARE DEVELOPMENT       APPLICATION MAINTENANCE    YEAR 2000 CONVERSION
SERVICES:                  SERVICES:                  SERVICES:
EBSCO Industries, Inc.     Dayton Hudson              Commercial Union
Ford Motor Company          Corporation                Insurance Companies
NOVUS Services, Inc.       Michelin Tire              Consolidated Edison of
Southern California         Corporation                New York
 Edison                    Philip Morris              John Hancock Financial
Winn Dixie Stores, Inc.     International, Inc.        Services
                           SPS Payment Systems,       Massachusetts Mutual
                            Inc.                       Life Insurance Company
                           Target Stores              Reliastar Life Insurance
                                                       Company

     MIGRATION AND RE-ENGINEERING SERVICES: PROGRAMMING & CONSULTING SERVICES:
     American Airlines, Inc.                Fingerhut Corporation
     Detroit Edison                         Fleetwood Enterprises, Inc.
     Hogan Systems, Inc.                    International Paper
     Southern California Edison Co.         S2 Systems, Inc.
     Zimmer Corporation                     Target Stores

  During the first six months of 1996, the Company's top five clients accounted for approximately 65.3% of revenues. NOVUS (formerly known as Discover Card Services, Inc.) and SPS, which are affiliated companies, together accounted for approximately 35.5% of revenues. During 1995, the Company's top five clients accounted for approximately 65.6% of revenues. NOVUS and SPS represented approximately 35.1% of revenues, while units of Dayton Hudson Corporation represented approximately 12.0% of revenues. The volume of work performed for specific clients is likely to vary from year to year, and a significant client in one year may not use the Company's services in a subsequent year. See "Risk Factors--Historical Reliance on Significant Clients."

  While each client engagement differs, the following examples illustrate the types of business needs the Company has addressed:

  Ford Motor Company--Vehicle Loss and Damage System. Ford Motor Company engaged the Company to develop a vehicle loss and damage ("VLD") system for an IBM mainframe. These services were performed from December 1995 to July 1996. Formerly developed for the UNISYS platform, the VLD system was designed to monitor and report damage rates occurring during rail and highway transport of vehicles between Ford's assembly plants and its dealer network. In order to complete this project, IMR modified its software development methodology to mirror Ford's systems life cycle methodology. Ford awarded the IMR team its "Excellence Award" and has since engaged the Company to perform additional projects.

  SPS Payment Systems--Electronic Marketing System. SPS Payment Systems, a unit of Dean Witter Discover & Co., Inc. and a leading provider of private label credit card services for retailers, retained IMR to assist in the creation of an electronic marketing system to capture and retain transactions at the point of sale, analyze buyer behavior based on customer demographics and store the information in a database. Working on-site in a cooperative development environment, IMR was responsible for preparing the detailed product definition, recommending relevant technology, developing high level system architecture, functional specifications and technical design, and performing systems testing, project management and implementation. These services commenced in July 1995 and were completed in December 1995. The Company's on-site personnel work together with, and report to, SPS' IT management team. As a result of its successful completion of the electronic marketing system, SPS engaged IMR on several additional projects, including application maintenance outsourcing and re-design/re-engineering of their strategic systems. The Company considers its strategic partner relationship with SPS Payment Systems to be a model for future client relationships.

  Target Stores--Year 2000 and Applications Maintenance Projects. Target Stores, a division of Dayton Hudson Corporation, engaged IMR to perform Target's System Limits project, a series of system enhancements involving data field expansions and related modifications to system data, program logic, reports and screens. The System Limits project involved 11 major computing systems and over 3,000 programs, and was completed during an 11 month campaign that ended in July 1995. Target Stores was engaged in an aggressive growth campaign, and IMR's mandate was to successfully increase field sizes to accommodate larger stores and a greater number of inventory identification numbers. As a part of this project, the Company expanded date fields to accommodate date entries for the Year 2000 and thereafter. Offshore project team members accessed Target systems through the Company's dedicated satellite communications link with approximately 75% of the total project programming completed offshore. Following successful completion of the Systems Limits project, Target awarded the Company a multi-year application maintenance outsourcing engagement. This project commenced in May 1995 and is estimated to be completed in April 1998. The project objectives include elimination of current maintenance and enhancement backlogs, improvement of user satisfaction levels, improvement of system reliability and quality, and redeployment of in-house maintenance personnel to new development activities. IMR first performed an on-site analysis of the current maintenance for Target's financial and administrative systems. On-site IMR consultants presently provide 24-hour, 7-days a week production support and perform emergency fixes. As a result of the Company's successful relationship with Target, the Company also has been awarded a client/server development project, Target's In Store Information Systems project, and an application maintenance outsourcing engagement for Dayton Hudson Corporation.

SALES AND MARKETING

  The Company markets and sells its services directly through its professional staff and senior management operating out of its Clearwater, Florida headquarters and through direct sales persons located in Boston, Chicago, Dallas and Rochester and its affiliate office in London. The Company focuses its marketing efforts on large corporations with significant IT budgets and recurring staffing or software development needs. Marketing personnel identify prospects and opportunities and enter the prospects into a prospect/client database consistently maintained and updated. Direct sales representatives utilize the database records to initiate the sales cycle from prospect qualification to close. As a result of this marketing system, the Company prequalifies sales opportunities, and direct sales representatives are able to minimize the time spent on prospect qualification. Marketing programs include direct mail campaigns, seminars, conferences and other activities intended to generate and maintain an interest in the Company's services. At June 30, 1996, the Company had 15 account representatives and sales support personnel. The sales executive and technical support team define the scope, deliverables, assumptions and execution strategies for a proposed project, develop project estimates, prepare pricing and margin analyses, and finalize sales proposals. Management reviews and approves the proposal, and the sales staff presents the proposal to the client. Sales personnel remain actively involved in the project through the execution phase. Although the Company maintains a broad and diverse client base, the Company intends to focus its future marketing efforts principally toward prospective clients in the financial services, insurance, manufacturing, retail and utilities industries.

INTELLECTUAL PROPERTY

  The Company's business includes the development of software applications and other deliverables including written specifications and documentation in connection with specific client engagements. Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the Company does not retain an interest in such software or deliverables. The Company also develops object-oriented software components and libraries that can be reused in application software development, as well as certain software toolsets and proprietary methodologies. Many of the Company's software components, libraries, toolsets and methodologies are developed in India and used in both the U.S. and India. The Company retains ownership of these components, libraries, toolsets and methodologies. Finally, the Company maintains trademarks and service marks to identify its various service offerings. In order to protect its proprietary rights in these various intellectual properties, the Company relies upon a combination of copyright and trade secret laws, nondisclosure and other contractual arrangements, and technical measures. India is a member of the Berne Convention, an international treaty. As a member of the Berne Convention, the government of India has agreed to recognize protections on copyrights conferred under the laws of foreign countries, including the laws of the U.S. The Company believes that laws, rules, regulations and treaties in effect in the U.S. and India are adequate to protect it from misappropriation or unauthorized use of its copyrights. However, there can be no assurance that such laws will not change and, in particular, that the laws of India will not change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from India to the U.S. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation of its Year 2000 proprietary rights or any of its other intellectual property or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its rights. The Company presently holds no patents or registered copyrights. A competitor of the Company recently announced the filing with the USPTO of three patent applications relating to Year 2000 processes. The Company does not know the proprietary features of the processes covered by such patent applications since patent applications are not publicly available until the patents are issued. The Company expects that the risk of infringement claims against the Company will increase if more of the Company's competitors are able to successfully obtain patents for software products and processes.

  As the number of competitors providing IT services increases, new and overlapping processes and methodologies used in such services will become more pervasive. Although the Company's intellectual property has never been the subject of an infringement claim and the Company believes that its services and products do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future. Assertion of such claims against the Company could result in litigation, and there is no assurance that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Furthermore, litigation, regardless of its outcome, could result in substantial cost to the Company and could divert management's attention from the Company's operations. Any infringement claim or litigation against the Company could, therefore have a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors--Intellectual Property Rights."

COMPETITION

  The IT services market is highly competitive and is served by numerous national, regional and local firms. The Company's clients generally consist of large corporations principally in the financial services, insurance, manufacturing, retail and utilities industries, and many of the Company's competitors are aggressively pursuing business from those entities. In addition to in-house MIS departments, market participants include systems consulting and integration firms, professional services companies, applications software firms, temporary employment agencies, professional services divisions of large integrated manufacturing and other companies (such as IBM and MCI), facilities management and outsourcing companies and "Big Six" accounting firms and related entities.

  The Company competes with, among others, Andersen Consulting, "Big Six" accounting firms, Cambridge Technology Partners, Inc., Cap Gemini America, Inc., Computer Horizons Corp., Computer Task Group, ISSC (a subsidiary of
IBM), Keane, Inc., SHL Systemhouse (a division of MCI) and Whittman-Hart, Inc. In addition, in offering its Year 2000 services, the Company competes with Alydaar Corp., Computer Horizons Corp., Cap Gemini America, Inc., Data Dimensions, Inc., ISSC and MatriDigm Corporation.

  The Company believes that many of its principal competitors have significantly greater financial, technical and marketing resources and generate greater revenues than IMR. The Company competes by offering a successful services delivery model, excellent referral base and continued focus on responsiveness to customer needs, quality of services, competitive prices, project management capabilities and technical expertise. See "Risk Factors--Competition."

HUMAN RESOURCES

  At September 1, 1996, the Company employed approximately 245 persons in its U.S. headquarters and branch offices (approximately 95 of whom are U.S. citizens or permanent residents) and approximately 340 in its offshore software development center in India. Additionally, IMR-U.K. employs approximately 15 persons. None of the Company's employees is subject to a collective bargaining arrangement.

  At September 1, 1996, approximately 150 of the Company's U.S. employees were working under the H-1B, non-immigrant work permitted visa classification, which the Company processed for those employees through the U.S. Immigration and Naturalization Service (the "INS"). The H-1B visa classification enables U.S. employers to hire qualified foreign workers in positions which require an education at least equal to a U.S. Baccalaureate Degree in specialty occupations such as software systems engineering and systems analysis. The H-1B visa usually permits an individual to work and live in the U.S. for a period of up to six years. There is a limit on the number of new H-1B petitions that the INS may approve in any government fiscal year. Historically, this limit generally has not been reached. However, the Company believes the limit was reached in 1995 and may be reached annually hereafter. In years in which this limit is reached, the Company may be unable to obtain H-1B visas necessary to bring critical foreign employees to the U.S. The Company also processes immigrant visas for lawful permanent residency (evidenced by a card commonly referred to as the "Green Card") for employees to fill positions for which there are no able, willing and qualified U.S. workers available to fill the position. Compliance with existing U.S. immigration laws, or changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain H-1B employees in the U.S., could require the Company to incur additional unexpected labor costs and expenses. See "Risk Factors--Immigration Issues."

  The Company believes that in both the U.S. and India there is a shortage of, and significant competition for, IT professionals and that its future success will depend in large part upon its ability to attract, train, motivate and retain highly skilled employees with the advanced technical skills necessary to perform the services offered by the Company. The Company has an active recruitment program in the U.S., India and the U.K. and has developed a recruiting system and database that facilitates the rapid identification of skilled candidates. The Company also has adopted a career and education management program working with employees to define their objectives and career plans. Through an intensive orientation and training program, the Company introduces new employees to the TSQM software engineering process and the Company's services. See "Risk Factors--Competitive Market for Technical Personnel" and "--Immigration Issues."

LEGAL PROCEEDINGS

  The Company is not currently a party to any material legal proceedings.

FACILITIES

  The Company leases its corporate headquarters building (approximately 24,000 square feet) in Clearwater, Florida under a lease expiring in March 1998. Approximately 11,000 square feet of this facility have been subleased to ABR Information Services, Inc. The Company leases branch offices in Boston, Chicago and Dallas which are used primarily for sales and marketing purposes. The Company occupies a leased facility (approximately 50,000 square feet) in Bangalore, India under a lease expiring in May 2005, with an option to extend an additional five years. IMR-U.K. utilizes approximately 2,000 square feet of office space in Chesham, England under a verbal agreement by which IMR-U.K. pays Link Group for the use of a portion of their space. See "Certain Transactions--IMR U.K. Transactions."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

                NAME                  AGE                 POSITION
------------------------------------- --- ----------------------------------------
Satish K. Sanan (1)..................  48 Chairman of the Board; President and
                                           Chief Executive Officer
Ashutosh Gupta.......................  40 President and Director, IMR-India
Michael J. Dean......................  36 Chief Financial Officer
Kasi V. Sridharan....................  42 Vice President-Finance
Jeffery S. Slowgrove.................  39 Treasurer; Director
Dilip Patel..........................  38 Vice President-General Counsel;
                                           Secretary
Philip Shipperlee....................  49 Director; Managing Director, IMR-U.K.
Charles C. Luthin (1)(2)(3)..........  54 Director
Vincent Addonisio (1)(2)(3)..........  41 Director

--------
(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

  Satish K. Sanan founded the Company in 1988 together with Mr. Slowgrove and has served as President, Chief Executive Officer and a director of the Company since its inception. Mr. Sanan also has served as a director of IMR-U.K. since 1993 and as Chairman of the Board of Directors of IMR-India since 1990. Prior to founding the Company, he was employed by SHL Systemhouse Limited from 1980 to 1988 where he was responsible for planning, directing and controlling the achievement of sales and delivery objectives.

  Ashutosh Gupta has served as President of IMR-India since August 1995 and as a director of IMR-India since January 1996. Prior to joining the Company, Mr. Gupta served in various positions for Citicorp Overseas Software Limited, located in Bombay, India from January 1988 until August 1995, including Group Head, International Marketing.

  Michael J. Dean has served as Chief Financial Officer since July 1996. Previously, he served as Controller of the Company since July 1994. Prior to joining the Company, Mr. Dean served for ten years as a Manager for Harper, Van Scoik & Company, a Certified Public Accounting firm in Clearwater, Florida. Mr. Dean is a Certified Public Accountant.

  Kasi V. Sridharan has served as Vice President-Finance of the Company since October 1995. Mr. Sridharan also has served as a director of IMR-U.K. since March 1996 and as a director of IMR-India since April 1994. He served as Vice President-Finance of IMR-India from April 1992 until October 1995. From November 1988 until March 1992, Mr. Sridharan served as Chief Financial Officer for the Centre for Development of Advanced Computing in Pune, India. Mr. Sridharan is a Chartered Accountant.

  Jeffery S. Slowgrove founded the Company in 1988 together with Mr. Sanan and has served as Treasurer and a director of the Company since its inception. Mr. Slowgrove also has served as a director of IMR-India since 1990.

  Dilip Patel has served as Vice President-General Counsel and Secretary of the Company since March 1996. From August 1990 until March 1996, Mr. Patel was an attorney in the International Department of the Tampa, Florida law firm Fowler, White, Gillen, Boggs, Villareal & Banker, P.A. From 1983 until 1988 he practiced law as a solicitor with Cartwright, Cunningham, Haselgrove & Co. in London, England. Mr. Patel is a member of and is Board Certified in Immigration and Nationality law by the Florida Bar. He is admitted as a Solicitor of the Supreme Court of England and Wales.

  Philip Shipperlee has served as a director of the Company since August 1996 and has served as the Managing Director of IMR-U.K. since 1994. Mr. Shipperlee also is the Managing Director of The Link Group, a computer services company, where he has served since June 1980.

  Charles C. Luthin has been a director of the Company since August 1995. From October 1994 until July 1995, he served as Vice President-Finance of the Company. Since 1995, Mr. Luthin has served as Vice President-Finance for Eckerd Family Youth Alternatives, Inc. a not-for-profit entity located in Clearwater, Florida. From 1993 until 1994, Mr. Luthin served as President of Dow Sherwood Corporation, a corporation that owns and operates restaurants, and he currently serves on that company's board of directors. From 1989 until 1993, Mr. Luthin served as Vice President-Finance and Chief Financial Officer of Trans-marine Management Company, providing financial management and analysis for business interests of George M. Steinbrenner. From 1980 until 1989, Mr. Luthin served in various capacities for Walt Disney World Company, most recently as Vice President, Finance and Planning-Parks, where he was responsible for financial analysis and long-term planning for that company's theme park operations.

  Vincent Addonisio has been a director of the Company since August 1996. Mr. Addonisio is a Director, Executive Vice President, Chief Financial Officer and Treasurer of ABR Information Services, Inc., a benefits administration outsourcing company which he joined in July 1993. Mr. Addonisio served as Chief Financial Officer of AER Energy Resources, Inc., a battery manufacturing company, from October 1992 until June 1993. From April 1991 until September 1992, Mr. Addonisio served as Vice President and Chief Financial Officer of IQ Software, Inc., a software development company. From 1983 to 1991, he served as Chief Financial Officer and Director of Proto Systems, a high technology company.

  The Board of Directors is divided into three classes, each of whose members will serve for a staggered three-year term. The Board is comprised of two Class I directors (Messrs. Sanan and Addonisio), two Class II directors (Messrs. Shipperlee and Luthin) and one Class III director (Mr. Slowgrove). At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the initial Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the annual meeting of shareholders held following the end of calendar years 1997, 1998 and 1999, respectively. There are no family relationships between any of the directors or executive officers of the Company. See "--Agreements with Employees" and "Description of Capital Stock-- Certain Articles of Incorporation and Bylaw Provisions."

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has established an Executive Committee comprised of Messrs. Sanan, Luthin and Addonisio. Messrs. Luthin and Addonisio currently comprise the members of the Compensation Committee and Audit Committee of the Board of Directors. The Executive Committee is empowered to exercise all authority of the Board of Directors of the Company, except as limited by the Florida Business Corporation Act. Under Florida law, an Executive Committee may not, among other things, recommend to shareholders actions required to be approved by shareholders, fill vacancies on the Board of Directors, amend the bylaws or approve the reacquisition or issuance of shares of the Company's capital stock. The Compensation Committee will be responsible for reviewing and recommending salaries, bonuses and other compensation for the Company's executive officers. The Compensation Committee also will be responsible for administering the Company's stock option plans and for establishing the terms and conditions of all stock options granted under these plans. The Audit Committee will be responsible for recommending independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, monitoring the Company's financial policies and control procedures, and reviewing and monitoring the provisions of nonaudit services by the Company's auditors.

DIRECTOR COMPENSATION

  Prior to completion of the Offering, the nonemployee member of the Board of Directors of the Company, Charles C. Luthin, received compensation of $200 per meeting for his service on the Board. Additionally, in

February 1994, Mr. Luthin was granted an option to purchase 20,000 shares of Common Stock at an exercise price of $0.10 per share and in December 1995, Mr. Luthin was granted an option to purchase 5,000 shares of Common Stock at an exercise price of $0.50 per share. These grants were approved by the Company's shareholders in September 1996. Following the consummation of the Offering, the non-employee directors (including Mr. Shipperlee) will receive a retainer of $5,000 per year for serving on the Board of Directors, plus fees of $1,000 for each board meeting attended and $500 for each committee meeting attended which is held independently of a board meeting. From and after the consummation of the Offering, the nonemployee directors will be eligible to receive options pursuant to the Company's 1996 Directors Stock Option Plan (the "Directors Stock Option Plan"). The Directors Stock Option Plan became effective in September 1996. A total of 150,000 shares of Common Stock have been reserved for issuance under the Directors Stock Option Plan. The purpose of the Directors Stock Option Plan is to promote the interests of the Company by strengthening the Company's ability to attract and retain the services of experienced and knowledgeable nonemployee directors ("Nonemployee Directors") and by encouraging such directors to acquire an increased proprietary interest in the Company.

  The terms of the options granted under the Directors Stock Option Plan, including the exercise price, dates and number of shares subject to the options are specified in the Directors Stock Option Plan. The Directors Stock Option Plan provides for the automatic grant of non-qualified stock options to Nonemployee Directors. Each Nonemployee Director receives an option to purchase 5,000 shares of Common Stock on the date of, and at a time immediately following, every other annual meeting of the Company's shareholders ("Bi-Annual Grant"), beginning with an initial grant of 5,000 shares to each Nonemployee Director to be made upon completion of this Offering. The next Bi-Annual Grant will be made at the 1998 Annual Meeting. Each Nonemployee Director who is first appointed or elected to the Board at any time other than at an annual meeting of the Company's shareholders at which a Bi-Annual Grant is made, will be granted an option to purchase a number of shares of Common Stock equal to the product of (i) 5,000 multiplied by (ii) a fraction, the numerator of which is the number of days during the period beginning on such date and ending on the date of the next Bi-Annual Grant, and the denominator of which is 730 (the "Interim Grant"). In addition, upon the effective date of the Directors Stock Option Plan, each of Messrs. Addonisio, Luthin and Shipperlee will receive an option to purchase 5,000 shares (the "Initial Grant").

  Bi-Annual Grants and Interim Grants vest 50% on the date the Nonemployee Director completes 12 months of continuous service on the Board of Directors, and 100% on the date the Nonemployee Director completes 24 months of continuous service on the Board of Directors. The Initial Grant will vest 50% on the date of the annual meeting of the Company's shareholders occurring in 1997, and 100% on the date of the annual meeting of the Company's shareholders occurring in 1998. No option is transferable by the Nonemployee Director other than by will or laws of descent and distribution, or pursuant to a qualified domestic relations order ("QDRO") as defined in ERISA. Each option is exercisable, during the lifetime of the optionee, only by such optionee or by a spouse who receives the option pursuant to a QDRO. The exercise price of all options is equal to the fair market value of the shares on the date of grant as defined under the Directors Stock Option Plan, and the term of each option is ten years. The Directors Stock Option Plan will continue in effect for a period of ten years unless sooner terminated by the Board of Directors. As of September 1, 1996, there were no options outstanding under the Directors Stock Option Plan, and no shares have ever been issued pursuant to the exercise of options granted under the Directors Stock Option Plan.

EXECUTIVE COMPENSATION

  The following table sets forth the total compensation paid or accrued by the Company in 1995 for its Chief Executive Officer and each executive officer of the Company whose total annual salary and bonuses determined at December 31, 1995 exceeded $100,000 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                           LONG-TERM
                                                          COMPENSATION
                                      ANNUAL COMPENSATION    AWARDS
                                      ------------------- ------------
                                                           NUMBER OF
                                                           SECURITIES
                                                           UNDERLYING    ALL OTHER
     NAME AND PRINCIPAL POSITION (1)   SALARY    BONUS      OPTIONS    COMPENSATION(2)
------------------------------------  --------- --------- ------------ ---------------
Satish K. Sanan...............        $ 253,285 $ 261,241  1,337,540       $58,368
 Chairman of the Board;
 President and
 Chief Executive Officer
Jeffery W. Forsythe (2)(3)....          100,000   109,350        --            --
 Former Vice President,
 Operations
Andrew R. Etkind (2)(4).......           95,000    42,500        --            --
 Former Vice President--
 General Counsel;
 Secretary

--------
(1) Other than its Chief Executive Officer, the Company had only two executive officers in 1995 whose salary and bonuses exceeded $100,000.
(2) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the named executive officer for such year.
(3) Mr. Forsythe resigned effective December 31, 1995.
(4) Mr. Etkind resigned effective February 28, 1996.

  Pursuant to an existing three-year employment agreement with the Company, Mr. Sanan serves as Chief Executive Officer and President of the Company at a base salary of $300,000 plus 10% of pre-tax net income for the Company's U.S. operations. Mr. Sanan has entered into a new employment agreement with the Company, effective October 31, 1996, that will supersede his existing employment agreement. This new employment agreement is for a term expiring on the fifth anniversary of the effective date, and is renewable by Mr. Sanan on a year-by-year basis thereafter. The employment agreement may be terminated by the Company only with cause. Cause is defined as including: (i) theft or embezzlement with regard to material property of the Company; or (ii) continued neglect by the employee in fulfilling his duties as Chief Executive Officer of the Company as a result of alcoholism, drug addiction or excessive unauthorized absenteeism, after written notification from the Board of Directors of such neglect and the employee's failure to cure within a reasonable time. Under the employment agreement, Mr. Sanan receives a base salary of $400,000, which is subject to annual increases at the discretion of the Compensation Committee. The employment agreement also provides for an annual incentive bonus equal to 2% of pre-tax net income (determined without regard to the charge resulting from this payment). In addition, on the effective date of this Offering Mr. Sanan will receive a ten-year option to purchase 100,000 shares at an exercise price equal to the initial public offering price. Such option will vest one year from the date of grant. Mr. Sanan will be eligible to receive additional stock options exercisable at fair market value on the grant date, in such amounts and subject to such vesting provisions as determined by the Compensation Committee. The Company also has agreed to maintain and to pay the premiums for approximately $8.0 million of life insurance policies with benefits payable to beneficiaries designated by Mr. Sanan. The anticipated annual premium will be approximately $100,000 in the first year of the initial term of the Employment Agreement. Mr. Sanan will receive all standard benefits made available to other executive employees of the Company. In the event that the Company terminates Mr. Sanan's employment without cause, Mr. Sanan will receive a severance payment equal to three times the greater of Mr. Sanan's current base salary or his W-2 compensation for the immediately preceding calendar year. The employment agreement contains a noncompetition covenant for a period of three years following termination of employment by Mr. Sanan for any reason or by the Company for cause.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth all individual grants of stock options during the year ended December 31, 1995 to each of the Named Executive Officers:

                                          INDIVIDUAL GRANTS
                         --------------------------------------------------- POTENTIAL REALIZABLE
                                                                               VALUE AT ASSUMED
                                      PERCENT OF                               ANNUAL RATES OF
                          NUMBER OF     TOTAL                                    STOCK PRICE
                         SECURITIES    OPTIONS     EXERCISE                    APPRECIATION FOR
                         UNDERLYING   GRANTED TO   OR BASE                     OPTION TERM (2)
                           OPTIONS   EMPLOYEES IN   PRICE      EXPIRATION    --------------------
          NAME           GRANTED (1) FISCAL YEAR  PER /SHARE      DATE          5%        10%
------------------------ ----------- ------------ ---------- --------------- --------- ----------
Satish K. Sanan.........  1,337,540      96.1%      $0.10    January 1, 2005 $  84,117 $  213,169

--------
(1) This option was granted with an exercise price equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors. The option is a nonqualified stock option, is currently exercisable and has a ten-year term. See "Certain Transactions--Options Issued to Mr. Sanan."
(2) The potential realizable value is calculated based on the ten-year term of the option at the time of its grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option. The actual realizable value of the options based on the price to public in the Offering will substantially exceed the potential realizable value shown in the table.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

  The following table summarizes the value of the outstanding options held by the Named Executive Officers at December 31, 1995:

                               NUMBER OF SECURITIES    VALUE OF UNEXERCISED IN-
                              UNDERLYING UNEXERCISED             THE-
                              OPTIONS AT FISCAL YEAR-      MONEY OPTIONS AT
                                        END              FISCAL YEAR-END  (1)
                             ------------------------- -------------------------
            NAME             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
---------------------------- ----------- ------------- ----------- -------------
Satish K. Sanan.............  1,421,210       --        $568,484        --

--------
(1) Based on the estimated fair market value of the Common Stock as of December 31, 1995 of $0.50 per share, less the exercise price payable upon exercise of such options. Such estimated fair market value as of December 31, 1995 is substantially lower than the price to public in the Offering. See "Certain Transactions--Options Issued to Mr. Sanan."

EMPLOYEE BENEFIT PLANS

 EMPLOYEE STOCK INCENTIVE PLAN

  The Company's Stock Incentive Plan (the "Stock Option Plan") became effective on July 15, 1996. The aggregate number of shares reserved for issuance under the Stock Option Plan is 5,445,980 shares of which options to acquire 5,159,120 shares will be outstanding upon consummation of the Offering at a weighted average exercise price of $0.82 per share. Except for the exercise by the Selling Shareholders of options for the purchase of 32,570 shares of Common Stock at a weighted average exercise price of $0.10 per share, prior to the Offering no shares of Common Stock will have been issued upon exercise of options granted under the Stock Option Plan. Options to acquire 4,520,500 shares of Common Stock will be exercisable as of, or within 60 days of, November 1, 1996 at a weighted average exercise price of $0.34 per share. The purpose of the Stock Option Plan is to provide incentives for officers, directors, consultants and key employees to promote the success of the Company, and to enhance the Company's ability to attract and retain the services of such persons. Options granted under the Stock Option Plan may be either: (i) options intended to qualify as "incentive stock options" under Section 422 of the Code; or (ii) non-qualified stock options. The Stock Option Plan also permits the grant of stock appreciation rights in connection with the grant of stock options, and the grant of restricted stock awards. Stock options and stock awards may be granted under the Stock Option Plan for all employees and consultants of the Company, or of any present or future subsidiary or parent of the Company, who are considered "key employees" or "key consultants."

  The Stock Option Plan is administered by the Board of Directors, which may, and is expected to, delegate administrative responsibility for the Stock Option Plan to the Compensation Committee. The Compensation Committee has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of the Company's Common Stock subject to each option and the extent to which options may be exercisable. The Compensation Committee also has the authority to determine the recipients and the terms of grants of stock appreciation rights and restricted stock awards under the Stock Option Plan. The Compensation Committee is empowered to interpret the Stock Option Plan and to prescribe, amend and rescind the rules and regulations pertaining to the Stock Option Plan. Options granted under the Stock Option Plan generally vest over five years. No option is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee. The Compensation Committee may not require options.

  Any incentive stock option that is granted under the Stock Option Plan may not be granted at a price less than the fair market value of the Company's Common Stock on the date of grant (or less than 110% of fair market value in the case of holders of 10% or more of the total combined voting power of all classes of stock of the Company or a subsidiary or parent of the Company). Non-qualified stock options may be granted at the exercise price established by the Compensation Committee, which may be less than the fair market value of the Company's Common Stock on the date of grant. All grants to date have been, and the policy of the Compensation Committee is that all future grants will be at fair market value on the grant date.

  Each option granted under the Stock Option Plan is exercisable for a period not to exceed ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined power of all classes of stock of the Company or of a subsidiary or parent of the Company) and shall lapse upon expiration of such period, or earlier upon termination of the recipient's employment with the Company, or as determined by the Compensation Committee.

 EMPLOYEE STOCK PURCHASE PLAN

  The Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") became effective on October 1, 1996. A total of 200,000 shares of the Company's Common Stock have been reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan is intended to qualify under Section 423 of the Code. An employee electing to participate in the Stock Purchase Plan must authorize a stated dollar amount or percentage of the employee's regular pay to be deducted by the Company from the employee's pay for the purpose of purchasing shares of Common Stock on a quarterly basis. The price at which employees may purchase Common Stock is 85% of the closing price of the Common Stock on the Nasdaq National Market on the first day of the quarter or the last day of the quarter, whichever is lower. An employee may not sell shares of Common Stock purchased under the Stock Purchase Plan until the later of: (i) 180 days after the Offering; or (ii) the first day of the second quarter following the quarter in which the right to purchase such shares was granted. Employees of the Company who have completed six full months of service with the Company and whose customary employment is at least 20 hours per week for more than five months per calendar year are eligible to participate in the Stock Purchase Plan. An employee may not be granted an option under the Stock Purchase Plan if after the granting of the option such employee would be deemed to own 5% or more of the combined voting power of value of all classes of stock of the Company. As of September 1, 1996, approximately 200 employees were eligible to participate in the Stock Purchase Plan. The Stock Purchase Plan is administered by the Vice President-General Counsel of the Company, or any such other persons so designated by the Company's Board of Directors.

 401(K) PROFIT SHARING PLAN

  IMR maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, all employees of IMR who have completed one year of service and 1,000 hours of service are eligible to participate. The 401(k) Plan includes a salary deferral arrangement pursuant to which participants may contribute, subject to certain Code limitations, a maximum of 15% of their first $15,000 in salary on a pre-tax basis. Subject to certain Code limitations, the Company may make a matching contribution of up to $1,000 of the salary deferral contributions of participants at a rate of 50% of the participant's contributions, up to 4% of the participant's salary. The Company may also make an additional contribution to the 401(k) Plan each year at the discretion of the Board of Directors. A separate account is maintained for each participant in the 401(k) Plan. The portion of a participant's account attributable to his or her own contributions is 100% vested. The portion of the account attributable to Company contributions (including matching contributions) vests after five years of service with the Company. Distributions from the 401(k) Plan may be made in the form of a lump sum cash payment or in installment payments. See Note 16 to Notes to Consolidated Financial Statements.

 IMR-INDIA BENEFIT PLANS

  IMR-India's Employee Share Option Policy provides for grants of options to employees to purchase common shares of IMR-India. The maximum number of shares that may be covered by options granted under this policy are 51,900 common shares. Under the policy, options granted to an employee will vest upon completion of five years of continuous employment with IMR-India or its affiliates. The vested options are valid for exercise during the employees' employment with IMR-India or its affiliates and for a period of six months thereafter. Options not exercised within six months of cessation of employment expire. On September 1, 1996, options to acquire an aggregate 20,500 common shares were outstanding under this policy at a weighted average exercise price of $0.12 per share.

  IMR-India maintains a statutory post-employment benefit plan that provides defined lump sum benefits to employees on termination, whether prior to or upon retirement, based on years of service and final average compensation. IMR-India makes annual contributions to an employees' gratuity fund established with a government-owned insurance corporation. The contributions are based on actuarial valuations made by the insurance corporation as of March 31 each year. IMR-India made contributions to this plan of $6,000 for the year ended December 31, 1995.

  IMR-India maintains an employees' provident fund and pension and family pension plans, which are statutory defined contribution retirement benefit plans. Under the plans, employees contribute 10% of base compensation, which is matched by a 10% contribution by IMR-India. Contributions made to the plan by IMR-India totaled approximately $32,000, $32,000, and $10,000 for the years ended December 31, 1995 and 1994, and the four months ended December 31, 1993, respectively.

AGREEMENTS WITH EMPLOYEES

  The Company's software development professionals working in the U.S., including executive officers, are required to sign an agreement with the Company restricting the ability of the employee to compete with the Company during his or her employment and for a period of one year thereafter, restricting solicitation of customers and employees following employment with the Company, and providing for ownership and assignment of intellectual property rights to the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1995, compensation of executive officers of the Company was determined by Mr. Sanan, President and Chief Executive Officer of the Company. The Company's Compensation Committee reviews the performance of executive officers, establish overall employee compensation policies and recommend to the Board of Directors major compensation programs. No member of such Compensation Committee will be an executive officer of the Company. The Compensation Committee is comprised of Messrs. Luthin and Addonisio.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Company's Amended and Restated Articles of Incorporation and Bylaws provide that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Florida law. This limitation of liability does not affect the availability of injunctive relief or other equitable remedies.

  The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent possible under Florida law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company or any of its affiliated enterprises. In addition, the Company has entered into indemnification agreements with each of its directors providing indemnification to the fullest extent permitted by applicable law and also setting forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of the date of this Prospectus and as adjusted to reflect the sale by the Company of the shares offered hereby with respect to: (i) each director of the Company; (ii) each of the Named Executive Officers; (iii) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (iv) each Selling Shareholder; and (v) all executive officers and directors as a group. Except as otherwise noted, the persons or entities named in the table have sole voting and investment power with respect to all the shares of Common Stock beneficially owned by them, subject to community property laws where applicable. See "Risk Factors--Offering to Benefit Principal Selling Shareholder" and "Use of Proceeds."

                          BENEFICIAL OWNERSHIP               BENEFICIAL OWNERSHIP
                          PRIOR TO THE OFFERING  NUMBER OF    AFTER THE OFFERING
                                   (1)          SHARES TO BE         (1)
  NAME AND ADDRESS OF     --------------------- SOLD IN THE  --------------------
  BENEFICIAL OWNER (2)      SHARES   PERCENTAGE   OFFERING    SHARES   PERCENTAGE
------------------------  ---------- ---------- ------------ --------- ----------
Satish K. Sanan (3).....   9,474,780    90.5%     403,360    9,071,420    64.2%
Jeffery S. Slowgrove
 (4)....................     756,770    11.8       75,000      681,770     7.3
Charles C. Luthin (5)...      25,000       *        2,000       23,000       *
Michael J. Dean (6).....      10,000       *        1,000        9,000       *
Philip Shipperlee.......         --        *          --           --        *
Vincent Addonisio.......         --        *          --           --        *
All executive officers
 and directors as a
 group
 (9 persons)............  10,246,550    97.7      480,360    9,766,190    72.5
OTHER SELLING
 SHAREHOLDERS:
Tom Spencer (7).........     226,430     3.4       22,640      203,790     2.1
Donna M. Kapinos........     194,590     3.0       19,460      175,130     1.9
Raju P. Dantuluri (8)...      87,000     1.0        8,700       78,300       *
Sunil Singhal (9).......      40,050       *        6,000       34,050       *
Aravamudhan Lakshmanan
 (10)...................      35,860       *        4,600       31,260       *
Gopal Kalluri (11)......      28,630       *        2,400       26,230       *
Anandbir Singh (12).....      19,630       *        2,460       17,170       *
Dilip C. Kulkarni (13)..      14,250       *        1,450       12,800       *
Mark Ralls (14).........       9,250       *          930        8,320       *

--------
  * Less than 1%.
 (1) Includes shares of Common Stock issuable upon the exercise of options which are exercisable as of, or will become exercisable within 60 days of, November 1, 1996.
 (2) Except as otherwise indicated, each beneficial owner has the sole power to vote and, as applicable, dispose of all shares of Common Stock owned by such beneficial owner. The street address of each beneficial owner is c/o Information Management Resources, Inc., Suite 500, 26750 U.S. Highway 19 North, Clearwater, Florida 34621. Mr. Etkind and Mr. Forsythe, who are Named Executive Officers, do not beneficially own any shares of Common Stock, are no longer employed by the Company and are not listed in the table.
 (3) Includes: (i) 83,670 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 31, 2003; (ii) 1,337,540 shares issuable upon the exercise of options, exercisable at $0.10 per share, expiring January 1, 2005; and (iii) 2,643,340 shares issuable upon the exercise of options, at an exercise price of $0.50 per share, expiring February 1, 2006. Also includes 720,000 shares held in various trusts for the benefit of Mr. Sanan's children and 100,000 shares held by Mr. Sanan's spouse. Mr. Sanan disclaims beneficial ownership of all shares held by such trusts and his spouse. Assumes no exercise of the Underwriters' over-allotment option. In the event the Underwriters' over-allotment option is exercised in full, Mr. Sanan will sell an additional 262,500 shares of Common Stock in the Offering.
 (4) Includes 3,570 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 31, 2003. Includes 5,000 shares held by Kenneth D. Slowgrove, the father of Jeffery S. Slowgrove, with respect to which Mr. Jeffery Slowgrove disclaims beneficial ownership.

 (5) Includes: (i) 20,000 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring February 8, 2004; and (ii) 5,000 shares issuable upon the exercise of options, at an exercise price of $0.50 per share, expiring December 31, 2005. Excludes 720,000 shares held in various trusts for the benefit of Mr. Sanan's children for which Mr. Luthin acts as trustee and with respect to which Mr. Luthin disclaims beneficial ownership.

 (6) Includes 10,000 shares issuable upon the exercise of options to acquire 50,000 shares, at an exercise price of $0.10 per share, expiring August 18, 2005.
 (7) Includes: (i) 216,330 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring November 8, 1999; and (ii) 10,100 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 31, 2003.

 (8) Includes: (i) 15,290 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 31, 2003; (ii) 7,710 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 20, 2001; and (iii) 50,000 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring July 1, 2003.
 (9) Includes: (i) 10,050 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 31, 2003; and (ii) 30,000 shares issuable upon the exercise of options to acquire 50,000 shares at an exercise price of $0.10 per share, expiring July 1, 2003.
(10) Includes: (i) 7,860 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 31, 2003; and (ii) 20,000 shares issuable upon the exercise of options to acquire 30,000 shares, at an exercise price of $0.10 per share, expiring July 15, 2004.
(11) Includes: (i) 4,630 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 20, 2001; and (ii) 10,000 shares issuable upon the exercise of options to acquire 15,000 shares, at an exercise price of $0.10 per share, expiring July 15, 2004.
(12) Includes: (i) 4,630 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 20, 2001; and (ii) 10,000 shares issuable upon the exercise of options to acquire 15,000 shares, at an exercise price of $0.10 per share, expiring July 14, 2004.
(13) Includes 9,250 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 20, 2001.
(14) Includes 9,250 shares issuable upon the exercise of options, at an exercise price of $0.10 per share, expiring December 20, 2001.

                              CERTAIN TRANSACTIONS

IMR-INDIA TRANSACTIONS

  IMR-India was formed in 1990 by Satish K. Sanan, the Company's President and Chief Executive Officer, and Reesan, Inc., a U.S. corporation ("Reesan"). In December 1992, IMR-India admitted Second India as an equity investor. In September 1993, the Company acquired a 69.3% interest in IMR-India through a merger with Reesan. In December 1994, the Company sold a portion of its equity interest to India Magnum. As of June 30, 1996, the Company owned approximately 34.2% of IMR-India's outstanding equity, India Magnum owned 35.1%, Mr. Sanan owned 18.4%, Second India owned 10.5%, and the balance of approximately 1.84% was owned by several individual shareholders.

  In August 1996, the Company acquired Second India's entire interest in IMR-India for approximately $1.8 million. Upon completion of this purchase, IMR-India's obligation to repay a $527,000 note to Second India was cancelled. In July and September 1996, the Company entered into agreements pursuant to which:
(i) the Company will purchase Mr. Sanan's entire equity interest in IMR-India upon completion of this Offering for approximately $3.1 million in cash; and
(ii) the Company will purchase India Magnum's entire equity interest in IMR-India for approximately $5.1 million in cash. The acquisition from India Magnum is subject to the approval of the Reserve Bank of India (application for such approval has been made), and such acquisition will be consummated as soon as practicable following such approval. Although the Company has no reason to believe that such approval will not be obtained from the Reserve Bank of India, no assurance can be given that such approval will be obtained. The purchase price for these acquisitions will be paid from the proceeds of the Offering. Upon completion of these acquisitions, the Company will own approximately 98.2% of IMR-India's equity capital with the balance owned by individual investors. In the event that approval from the Reserve Bank of India is not obtained with respect to the purchase of India Magnum's entire equity interest in IMR-India, the Company will own approximately 63.1% of IMR-India's outstanding equity. Additionally, IMR-India has granted to certain of its employees options to acquire additional shares which, if fully vested, would, upon exercise, represent 3.5% of IMR-India's equity and would cause the Company's equity interest to decrease accordingly.

  Under a Master Services Agreement between the Company and IMR-India, the Company engages IMR-India to provide computer software consultants and perform offshore development projects. For the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994, the Company paid IMR-India approximately $6.7 million, $12.4 million and $8.3 million, respectively, for these services. In addition, the Company acts as a sales agent for IMR-India, and IMR-India pays the Company a commission for net service fees generated through referrals to IMR-India, including fees generated for services performed by IMR-India for the Company and IMR-U.K. For the six months ended June 30, 1996 and the year ended December 31, 1995, IMR-India paid the Company approximately $295,000 and $505,000, respectively, as commissions for referrals.

IMR-U.K. TRANSACTIONS

  On October 17, 1994, the Company entered into a Joint Venture Agreement with Mr. Sanan, Mr. Sanan's wife, and Link Group whereby Link Group acquired a 50.0% equity interest in IMR-U.K. Mr. Philip Shipperlee, a director of the Company, serves as Managing Director of IMR-U.K. The Link Group is wholly owned by Philip and Sheila Shipperlee. Mrs. Shipperlee also serves as Director for Human Resources for IMR-U.K. Under the terms of this Joint Venture Agreement, the Company owns a 39.5% interest and Mr. and Mrs. Sanan collectively own a 10.5% interest. In October 1994, the Link Group loaned IMR-U.K. (Pounds)107,545 ($167,000), interest-free, payable within three years of the date of the Joint Venture Agreement. Prior to October 1994, the Company made a series of loans to IMR-U.K. totalling an aggregate (Pounds)107,545 ($167,000). These loans also were interest free and repayable within three years of the date of the Joint Venture Agreement. Repayment of loans to either party, in whole or in part, may be made only if an equal amount is paid towards the loan of the other party. In addition, the Company agreed to write off all debts due to it from IMR-U.K. other than the (Pounds)107,545 loan, resulting in a write-off of $164,000. In March 1996, IMR-U.K. issued 25,000 equity shares each to the Company and Link Group in satisfaction of (Pounds)25,000 ($39,000) of the unpaid loans owed by IMR-U.K. to each of them.

  On March 4, 1996, the Company loaned Mr. Sanan the sum of $392,500 (the "Sanan Loan"). The purpose of the Sanan Loan was to provide Mr. Sanan with proceeds to make a loan in the same amount to IMR-U.K. (the "U.K. Loan"). These loans were structured to comply with bank loan covenants. In June 1996, Mr. Sanan assigned to the Company his rights under the U.K. Loan as payment in full of his liabilities under the Sanan Loan. The U.K. Loan is now payable by IMR-U.K. to the Company, and the Sanan Loan is retired. A portion of the proceeds of the U.K. Loan was used by IMR-U.K. to repay a short-term loan of (Pounds)188,000 made by Link Group. The outstanding principal balance of the U.K. Loan bears interest at 10% per annum and is payable in one installment of $75,000, which was due in August 1996 but has been deferred indefinitely, and four equal installments of $79,375 payable on June 2, 1997, December 1, 1997, June 1, 1998 and December 1, 1998, respectively. Interest is payable quarterly. Under the terms of the U.K. Loan, if the profit before interest or taxation of IMR-U.K. for the year ended December 31, 1996 is less than (Pounds)197,940, then the Company will have the option to convert a portion of the U.K. Loan into ordinary voting equity shares of IMR-U.K. at the conversion rate of (Pounds)1 per share.

  IMR-U.K. utilizes office space pursuant to an oral agreement between IMR-U.K. and the Link Group. The annual rent paid to the Link Group by IMR-U.K. in 1995 was approximately $30,000. The Link Group provides technical services for IMR-U.K., as well as marketing, recruiting and accounting services. IMR-U.K. has paid to the Link Group approximately $449,000 for professional software development services in the first six months of 1996, respectively. Payments made for those services in 1995 were nominal. IMR-U.K. paid the Link Group $33,000 in the first six months of 1996 for administrative services. Payments for these services also were nominal in 1995.

OPTIONS ISSUED TO MR. SANAN

  On February 1, 1996, the Company granted Mr. Sanan an option to purchase 2,643,340 shares of Common Stock at an exercise price of $0.50 per share. This option was granted following the Company's repurchase of approximately 2,646,940 shares from former shareholders of the Company for a price of $0.50 per share. The option granted to Mr. Sanan has a ten-year term and is currently exercisable. In January 1995, the Company granted Mr. Sanan a ten-year option to acquire 1,337,540 shares of Common Stock at an exercise price of $0.10 per share. This option is currently exercisable. Under the terms of Mr. Sanan's new employment agreement, Mr. Sanan will be eligible to receive, on the effective date of this Offering, a ten-year option to purchase 100,000 shares at an exercise price equal to the initial public offering price. Such option will vest one year from the date of grant.

OTHER TRANSACTIONS

  In October 1995, the Company entered a Sublease Agreement with ABR Information Services, Inc. ("ABR") pursuant to which ABR subleases from the Company 11,000 square feet of office space in the Company's Clearwater, Florida offices through October 31, 1997. Since the commencement of the sublease on November 1, 1995, ABR has paid to the Company approximately $133,000 in rent plus applicable sales taxes pursuant to the sublease. Mr. Vincent Addoniso, a director of the Company, serves as a director, Executive Vice President, Chief Financial Officer and Treasurer of ABR.

  The Company has purchased insurance on the lives of Messrs. Sanan and Slowgrove. A portion of the proceeds from the insurance on the life of Mr. Sanan will inure to the benefit of certain trusts and to Mr. Sanan's wife and a portion is required to be used to purchase Mr. Sanan's stock following his death. The annual payment by the Company for insurance policies on the life of Mr. Sanan was approximately $44,000 in 1995. Following consummation of this Offering, these policies will be transferred to Mr. Sanan and the Company will pay Mr. Sanan additional compensation in the amount of the premiums payable on these policies. The annual payment by the Company for an insurance policy on the life of Mr. Slowgrove is approximately $452. See "Management--Executive Compensation."

  In 1994, Mr. Sanan made two unsecured loans to the Company, one totaling $119,206 and bearing interest at 8% per annum and a second totaling $52,571 and bearing interest at 20% per annum. In January 1996, these loans were consolidated into a single loan in the amount of $171,777, bearing interest at 8% per annum and payable in annual payments of $65,944. The first scheduled payment of $65,944 was made in January 1996, and the balance of this loan, totaling $105,000, was paid in full in September 1996. In 1995, Mr. Sanan made an additional loan of $190,000 which was repaid, together with interest at the rate of 8% per annum, in January 1996.

  Mr. Sanan has personally guaranteed the Company's term loan and line of credit payable to Barnett Bank and IMR-India's line of credit payable to Canara Bank.

  The Company and the shareholders of the Company immediately prior to this Offering (the "Pre-Offering Shareholders") are parties to an agreement whereby the Pre-Offering Shareholders have agreed to cause the Company to terminate its S corporation election immediately upon consummation of this Offering. The Company has agreed to indemnify the Pre-Offering Shareholders from the amount of any increase in taxable income allocable to them in the event of any audit of the Company's tax returns.

  The Board of Directors of the Company has adopted a resolution whereby all future transactions, including any loans from the Company to its officers, directors, principal shareholders or affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or, if required by law, a majority of the disinterested shareholders, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                          DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $.10 per share, and 10,000,000 shares of preferred stock, par value $.10 per share. As of September 1, 1996, the Company had issued and outstanding 6,404,020 shares of Common Stock and had granted options to purchase 5,059,120 shares of Common Stock under the Stock Option Plan at a weighted average exercise price per share of $0.60 per share (of which options for the purchase of 4,520,500 shares of Common Stock will be exercisable as of, or within 60 days of, November 1, 1996 at a weighted average exercise price of $0.34 per share). No shares of preferred stock have been designated or issued. The following description of the capital stock of the Company is a summary and is qualified in its entirety by the provisions of the Company's Amended and Restated Articles of Incorporation and the Restated Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of the Company's shareholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor. In the event of a dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company in connection with this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Amended and Restated Articles of Incorporation authorize the issuance of preferred stock with such designations, rights and preferences as may be determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. No shares of preferred stock are issued or outstanding and the Company has no present plans to issue any shares of preferred stock. See "Risk Factors--Certain Anti-Takeover Provisions."

CERTAIN ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

  The Amended and Restated Articles of Incorporation provide that special meetings of shareholders may be called only by the Chairman of the Board of Directors (if one is so appointed), the President of the Company, the Board of Directors or by the holders of not less than 50% of all votes entitled to be cast on a matter. The Amended and Restated Articles of Incorporation provide for a classified Board of Directors and permit removal of directors only for cause upon the affirmative vote of holders of at least 66 2/3% of the shares of capital stock of the Company entitled to vote at a meeting or special meeting. See "Management--Directors and Executive Officers."

  The Company's Amended and Restated Articles of Incorporation and Restated Bylaws establish an advance notice procedure for the nomination of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders meetings. Notice of shareholder proposals and directors nominations must be given timely in writing to the Secretary of the Company before the meeting at which such matters are to be acted upon or directors are to be elected. Such notice, to be timely, must be received at the principal executive offices of the Company with respect to shareholder proposals and elections to be held at the annual meeting, not less than 60 days before the date of the meeting at which the director(s) are to be elected; however, if less than

70 days notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the shareholder, to be timely, must be delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting is mailed to shareholders or public disclosure of the date of such meeting is made.

  Notice to the Company from a shareholder who intends to present a proposal or to nominate a person for election as a director at a shareholders' meeting must contain certain information about the shareholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer at the meeting determines that a shareholder's proposal or nomination is not made in accordance with the procedures set forth in the Amended and Restated Articles of Incorporation and Restated Bylaws, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for shareholder proposals contained in the Amended and Restated Articles of Incorporation and Restated Bylaws does not restrict a shareholder's right to include proposals in the Company's annual proxy materials pursuant to rules promulgated under the Securities Exchange Act of 1934, as amended.

  The Amended and Restated Articles of Incorporation provide that directors may be removed only for cause and only by the affirmative vote, at any annual or special meeting of the shareholders, of not less than 66 2/3% of the total number of votes of then outstanding shares of capital stock of the Company that are entitled to vote generally in the election of directors, voting together as a single class, but only if notice of such proposed removal was contained in the notice of such meeting. "For cause" means: (i) misconduct as a director of the Company or any subsidiary of the Company which involves dishonesty with respect to a material corporate activity or material corporate assets; or (ii) conviction of an offense punishable by one or more years of imprisonment (other than minor regulatory infractions and traffic violations which do not materially and adversely effect the Company). The Board of Directors has the power to increase or decrease the authorized number of directors, with or without shareholder approval. Newly created directorships resulting from any increase in the number of directors or any vacancy of the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors then in office or, if not filled by the directors, by the shareholders. In discharging the duties of their respective positions and in determining what is believed to be in the best interest of the Company, the Board of Directors, and individual directors, in addition to considering the effects of any action on the Company or its shareholders, may, to the extent permitted by applicable Florida law, consider the interests of the employees, customers, suppliers and creditors of the Company and its subsidiaries, the communities in which offices or other establishments of the Company and its subsidiaries are located, and all other factors such directors may consider pertinent; provided, however, that this provision of the Company's Amended and Restated Articles of Incorporation solely grants discretionary authority to the directors and no constituency shall be deemed to have been given any right to consideration thereby.

  The preceding provisions of the Amended and Restated Articles of Incorporation and any related provisions of the Restated Bylaw may be changed only upon the affirmative vote of holders of at least a 66 2/3% of the outstanding shares of Common Stock.

  The provisions of the Amended and Restated Articles of Incorporation and the Restated Bylaws summarized in the preceding five paragraphs and the provisions of Florida's Business Corporation Act (the "FBCA") described under "--Certain Provisions of Florida Law," contain provisions that may have the effect of delaying, deferring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive an attractive value for their shares or that a substantial number or even a majority of the Company's shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the Common Stock at a premium, as well as create a depressive effect on the market price of the Common Stock.

CERTAIN PROVISIONS OF FLORIDA LAW

  The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of the those provisions in its articles of incorporation or bylaws. The Company has not elected to opt out of those provisions. The FBCA prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) more than a majority of such voting power.

  The FBCA also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless: (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;
(ii) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (iii) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

LISTING

  The Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "IMRS," subject to official notice of issuance.

TRANSFER AGENT AND REGISTRAR

  The transfer agent for the Company's Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has been no public market for the securities of the Company.

  Upon consummation of this Offering, the Company will have outstanding 9,386,590 shares of Common Stock and will have granted options for the purchase of 5,159,120 shares of Common Stock pursuant to the Stock Option Plan at a weighted average exercise price of $0.82 per share (assuming an initial public offering price of $12.00 per share). Of such options granted pursuant to the Stock Option Plan: (i) options to purchase 4,164,550 shares of Common Stock are held by Satish K. Sanan, the Company's President, Chief Executive Officer and majority shareholder, of which 4,064,550 are currently exercisable (at a weighted average exercise price of $0.36 per share); and (ii) options to purchase 455,950 shares of Common Stock (at a weighted average exercise price of $0.12 per share) are held by other officers and employees of the Company and are exercisable as of, or within 60 days of, November 1, 1996. Of the 9,386,590 shares outstanding upon completion of this Offering, the 3,500,000 shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below). The remaining 5,886,590 outstanding shares of Common Stock may be sold in the public market only if registered or pursuant to an exemption from registration such as Rule 144 or 144(k) promulgated under the Securities Act. The holders of all remaining 5,886,590 shares (and holders of options for the purchase of 4,471,020 shares of Common Stock which are exercisable as of, or within 60 days of, November 1, 1996) have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, any shares of Common Stock (other than gifts) until 180 days after the date of this Prospectus without prior written consent of Montgomery Securities. See "Underwriting." Montgomery Securities in its sole discretion and without notice may earlier release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares for a least two years (including the holding period of any prior owner except an affiliate) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (approximately 94,000 shares immediately after this Offering); or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of this Offering. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to this Offering are entitled to sell such shares 90 days after this Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation or notice filing provisions of Rule 144. In addition, the Commission has published a notice of proposed rulemaking which, if adopted, as proposed, would shorten the applicable holding period under Rule 144(d) and 144(k) to one and two years, respectively (from current two and three-year periods). The Company cannot predict whether such amendments will be adopted or the effect thereof on the trading market for its Common Stock.

  After the expiration of the 180-day lock-up period, 5,886,590 shares, which have been held for over three years, will be eligible for sale in the public market subject to compliance with Rule 144. The Company is unable to estimate accurately the number of "restricted" shares that will be sold under Rule 144 since this will depend in part on the market price for the Common Stock, the personal circumstances of the seller and other factors. See "Risk Factors-- Shares Eligible for Future Sale."

  After the completion of this Offering, the Company intends to file a Registration Statement on Form S-8 under the Securities Act to register: (i) 5,413,410 shares of Common Stock reserved for issuance under the Stock Option Plan (the remaining 32,570 shares of Common Stock reserved for issuance under the Stock Option Plan will be issued to the Selling Shareholders and sold in this Offering); (ii) the 150,000 shares reserved under the Directors Stock Option Plan, of which options for the purchase of 30,000 shares will be granted upon consummation of the Offering; and (iii) the 200,000 shares reserved under the Stock Purchase Plan. After the date of such filing, except for shares held by "affiliates" of the Company as defined in Rule 144 under the Securities Act (which are subject to the limitation and restrictions described above), approximately 49,480 shares subject to outstanding options will be immediately eligible for sale upon issuance. See "Management--Employee Benefit Plans."

                                  UNDERWRITING

  The underwriters named below (the "Underwriters") represented by Montgomery Securities and Alex. Brown & Sons Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the aggregate number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares, if any are purchased.

                                                                      NUMBER OF
     UNDERWRITERS                                                      SHARES
     ------------                                                     ---------
     Montgomery Securities...........................................
     Alex. Brown & Sons Incorporated.................................
                                                                      ---------
     Total........................................................... 3,500,000
                                                                      =========

  The Representatives have advised the Company and the Selling Shareholders that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters
may allow selected dealers a concession of not more than $   per share, and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $   per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and Satish K. Sanan, a Selling Shareholder, have granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 525,000 additional shares of Common Stock in the aggregate to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

  The Underwriters have reserved approximately 264,000 shares of the Common Stock, for sale, at the initial public offering price, to directors, officers and employees of the Company, their business affiliates and related parties, in each case, as such persons have expressed an interest in purchasing such shares of Common Stock in the Offering. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares of Common Stock. Any reserved shares of the Common Stock not so purchased will be offered by the Underwriters to the general public on the same basis as the shares of the Common Stock offered pursuant to the Offering.

  The Company, the Selling Shareholders and the Company's officers and directors who are also shareholders of the Company and who, immediately following the Offering (assuming no exercise of the over-allotment option), collectively will beneficially own approximately 5,886,590 shares of outstanding Common Stock (and options for the purchase of 4,471,020 which will be exercisable as of, or within 60 days of, November 1, 1996), have agreed that for a period of 180 days after the date of this Prospectus they will not, without the prior written consent of Montgomery Securities, directly or indirectly, offer for sale, sell, solicit an offer to sell, contract or grant an option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options, warrants to acquire shares or securities convertible into or exchangeable for equity securities. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus it will not, without the consent of Montgomery Securities, directly or indirectly, issue, offer for sale, sell, solicit an offer to sell, contract or grant an option to sell, pledge, transfer or otherwise dispose of any shares of Common Stock, options, warrants to acquire shares or securities convertible into or exchangeable for equity securities, except for shares of Common Stock offered hereby and shares issued and options granted pursuant to the Stock Option Plan, the Directors Stock Option Plan or the Stock Purchase Plan. See "Management--Stock Option Plans," "--Stock Purchase Plan" and "Shares Eligible for Future Sale."

  The Underwriting Agreement provides that the Company and Mr. Sanan will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial offering price will be determined through negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors to be considered in such negotiations are the Company's historical results of operations and financial condition, prospects for the Company and for the industry in which the Company competes, an assessment of the Company management, its past and present operations and financial performance, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering and the market prices of and demand for publicly traded common stocks of comparable companies in recent periods and other factors deemed relevant. See "Risk Factors--No Prior Public Market for Common Stock; Possible Volatility of Stock Price."

                                 LEGAL MATTERS

  The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California. Nishith Desai, International Legal & Tax Counsellors, Bombay, India, will provide certain legal opinions with respect to matters of Indian law.

                                    EXPERTS

  The Consolidated Financial Statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Coopers & Lybrand L.L.P., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing. Coopers & Lybrand L.L.P. will rely on the report of Arthur Andersen & Associates, Bombay, India, independent public accountants with respect to their audit of IMR-India and in reliance upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the following regional offices of the
Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D.C. 20549, Room 1024, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commissions Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web Site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company intends to furnish to its shareholders annual reports containing Consolidated Financial Statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                               ----------------

  CC-PAC (R), Solution 2000 (R) and Transform2000(R) are registered service marks of the Company. TransformIMS SM, TransformVSAM SM and TransformDB2 SM are service marks of the Company.

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        PAGE
                                                                      ---------
ADJUSTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (UNAUDITED):
Basis of Presentation................................................       F-2
Adjusted Pro Forma Condensed Consolidated Balance Sheet..............       F-3
Adjusted Pro Forma Condensed Consolidated Statements of Operations...       F-4
Notes to Adjusted Pro Forma Condensed Consolidated Financial
 Statements..........................................................       F-5
CONSOLIDATED FINANCIAL STATEMENTS:
Reports of Independent Accountants................................... F-6 - F-7
Consolidated Balance Sheets as of December 31, 1994, 1995 and June
 30, 1996 (Unaudited)................................................       F-8
Consolidated Statements of Operations for the Years Ended December
 31, 1993, 1994 and 1995 and for the Six Months Ended June 30, 1995
 and 1996 (Unaudited)................................................       F-9
Consolidated Statements of Changes in Shareholders' Equity for the
 Years Ended December 31, 1993, 1994 and 1995 and for the Six Months
 Ended June 30, 1996 (Unaudited).....................................      F-10
Consolidated Statements of Cash Flows for the Years Ended December
 31, 1993, 1994 and 1995 and for the Six Months Ended June 30, 1995
 and 1996 (Unaudited)................................................      F-11
Notes to Consolidated Financial Statements...........................      F-12

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY

  ADJUSTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                             BASIS OF PRESENTATION

  The following Adjusted Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1996 and the Adjusted Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1995 and the six months ended June 30, 1996 give effect to the issuance and sale by the Company of 2,950,000 shares of Common Stock at an assumed initial public offering price of $12.00 per share after deducting the estimated underwriting discounts and commissions and offering expenses, the application of estimated net proceeds including the IMR-India Acquisitions and the Company's conversion from an S corporation to a C corporation for U.S. federal and state income tax purposes. The Adjusted Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1996 is presented as if the application of estimated net proceeds including the IMR-India Acquisitions and the conversion from an S corporation to a C corporation for U.S. federal and state income tax purposes had taken place on June 30, 1996. The Adjusted Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1995 and the six months ended June 30, 1996 presents the pro forma results of operations assuming all acquisitions occurred January 1, 1995.

  The unaudited Adjusted Pro Forma Condensed Consolidated Financial Statements have been prepared based upon the historical financial statements of the Company for the periods stated above. Such pro forma statements may not be indicative of the results that would have occurred if the IMR-India Acquisitions and the conversion from an S corporation to a C corporation for U.S. federal and state income tax purposes had been consummated on the dates indicated, or of the operating results that may be achieved in the future. The pro forma statements should be read in connection with the consolidated financial statements and notes to consolidated financial statements contained elsewhere herein.

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY

      ADJUSTED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 (IN THOUSANDS)

                                     ASSETS

                                       AS OF JUNE 30, 1996
                                   -------------------------------
                                            PRO FORMA    ADJUSTED
                                   ACTUAL  ADJUSTMENTS   PRO FORMA
                                   ------  -----------   ---------
Current Assets:
  Cash and cash equivalents....... $  940    31,925 (A)   $20,171
                                               (220)(C)
                                             (3,129)(D)
                                             (6,864)(E)
                                             (2,481)(K)
  Accounts receivable.............  4,366                   4,366
  Other current assets............    652                     652
                                   ------                 -------
    Total current assets..........  5,958                  25,189
Property and equipment, net of
 accumulated depreciation.........  2,070                   2,070
Goodwill, net of accumulated
 amortization.....................    422     6,864 (E)     5,724
                                             (1,562)(G)
Other assets......................  1,390                   1,390
                                   ------                 -------
    Total assets.................. $9,840                 $34,373
                                   ======                 =======
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Revolving credit loans.......... $  775                 $   775
  Accounts payable and accrued
   expenses.......................  1,334                   1,334
  Current portion of long-term
   debt...........................  1,408    (1,408)(K)         0
  Other current liabilities.......    756      (104)(K)       652
  Deferred income taxes...........      0       258 (B)       258
                                   ------                 -------
    Total current liabilities.....  4,773                   3,019
Long-term debt....................    969      (969)(K)         0
  Deferred income taxes...........     50       772 (B)       822
  Other liabilities...............     77                      77
                                   ------                 -------
    Total liabilities.............  5,369                   3,918
                                   ------                 -------
Minority interest.................  1,607    (1,562)(G)        45
                                   ------                 -------
Shareholders Equity:
  Preferred stock.................      0                       0
  Common stock....................    909       298 (A)       939
                                               (268)(H)
  Additional paid-in capital......  1,167    31,627 (A)    29,517
                                             (2,962)(D)
                                                776 (F)
                                             (1,091)(H)
  Retained earnings...............  2,193    (1,030)(B)         0
                                               (220)(C)
                                               (167)(D)
                                               (776)(F)
  Cumulative foreign currency
   translation adjustment.........    (46)                    (46)
  Treasury stock.................. (1,359)    1,359 (H)         0
                                   ------                 -------
    Total shareholders equity.....  2,864                  30,410
                                   ------                 -------
    Total liabilities and
     shareholders equity.......... $9,840                 $34,373
                                   ======                 =======

         The accompanying notes are an integral part of these pro forma condensed consolidated financial statements.

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY

 ADJUSTED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                          YEAR ENDED DECEMBER 31, 1995    SIX MONTHS ENDED JUNE 30, 1996
                          ------------------------------ ---------------------------------------
                                    PRO FORMA  ADJUSTED                PRO FORMA      ADJUSTED
                          ACTUAL   ADJUSTMENTS PRO FORMA  ACTUAL      ADJUSTMENTS    PRO FORMA
                          -------  ----------- --------- -----------  ------------   -----------
Revenues................  $22,700               $22,700  $    12,397                  $    12,397
Cost of revenues........   13,709                13,709        7,222                        7,222
                          -------               -------  -----------                  -----------
Gross Profit............    8,991                 8,991        5,175                        5,175
Selling, general and
 administrative
 expenses...............    5,483       534(I)    6,017        3,093          267(I)        3,360
                          -------               -------
Income from operations..    3,508                 2,974        2,082                        1,815
Other (expense) income..       14       349(K)      363         (129)         160(K)           31
                          -------               -------  -----------                  -----------
Income before provision
 for income taxes and
 minority interest......    3,522                 3,337        1,953                        1,846
Provision for income
 taxes..................      293     1,042(J)    1,335          114          624(J)          738
                          -------               -------  -----------                  -----------
Income before minority
 interest...............    3,229                 2,002        1,839                        1,108
Minority interest in net
 income.................     (712)      692(G)      (20)        (330)         321(G)           (9)
                          -------               -------  -----------                  -----------
Net income..............  $ 2,517               $ 1,982  $     1,509                  $     1,099
                          =======               =======  ===========                  ===========
Net income per share....                          $0.15                                     $0.10
                                                =======                               ===========
Weighted average number
 of shares of common
 stock and common stock
 equivalents
 outstanding............   13,669                13,669       11,274                       11,274
                          =======               =======  ===========                  ===========


         The accompanying notes are an integral part of these pro forma condensed consolidated financial statements.

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY

    NOTES TO ADJUSTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(A) Reflects the issuance of approximately 2,950,000 shares of Common Stock at an assumed initial public offering price of $12.00 per share, net of transaction cost.
(B) Reflects deferred income taxes of $1.0 million recorded as a result of the termination of the S corporation election.
(C) Reflects a distribution to the Company's shareholders in the amount of previously taxable income of $220,000 at June 30, 1996.
(D) Reflects payment of approximately $3.1 million to Satish K. Sanan in connection with the IMR-India Acquisitions resulting in a corresponding reduction in equity.
(E) Reflects the IMR-India Acquisitions by the Company (other than the acquisition from Mr. Sanan)
(F) Reflects reclassification of accumulated earnings and profits of $776,000 to additional paid-in capital. See "Use of Proceeds" and Notes 13, 20 and 21 of Notes to Consolidated Financial Statements.
(G) Reflects the decrease in minority interest resulting from the IMR-India Acquisitions.
(H) Reflects the cancellation of treasury stock by the Board of Directors.
(I) Reflects the additional amortization of goodwill resulting from the IMR-India Acquisitions. See "Use of Proceeds."
(J) Reflects the additional income taxes resulting from the Company's conversion from an S corporation to a C corporation for U.S. federal and state income tax purposes.
(K) Reflects the reduction in outstanding indebtedness resulting from application of the net proceeds of the Offering.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Information Management Resources, Inc.
Clearwater, Florida

  We have audited the accompanying consolidated balance sheets of Information Management Resources, Inc. and subsidiary (the Company) as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Information Management Resources (India) Limited, a consolidated subsidiary, constituting approximately 31% and 38% of consolidated assets as of December 31, 1995 and 1994, respectively, and approximately 81%, 86% and 23% of consolidated cost of revenues for the years ended December 31, 1995, 1994 and 1993 (see Note 2). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Information Management Resources (India) Limited is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Information Management Resources, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Tampa, Florida
September 6, 1996, except as to certain information in Note 20, for which the date is September 12, 1996

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
 Information Management Resources (India) Limited

  We have audited the accompanying balance sheets of Information Management Resources (India) Limited (a company incorporated in India) as of December 31, 1995 and December 31, 1994, and the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 1995 and December 31, 1994 and the four months ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Information Management Resources (India) Limited as of December 31, 1995 and December 31, 1994, and the results of its operations and its cash flows for the years ended December 31, 1995 and December 31, 1994 and the four months ended December 31, 1993 in conformity with generally accepted accounting principles in the United States of America.

                                          ARTHUR ANDERSEN & ASSOCIATES

Bombay, India
September 6, 1996

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                  DECEMBER 31,
                             -----------------------   JUNE 30,      PRO FORMA
                                1994         1995        1996      JUNE 30, 1996
                             -----------  ----------  -----------  -------------
                                                      (UNAUDITED)   (UNAUDITED)
                                                                   (SEE NOTE 20)
Current assets:
  Cash and cash equiva-
   lents...................  $ 1,012,897  $1,620,968  $   939,461   $   939,461
  Accounts receivable......    1,975,953   3,614,014    4,366,408     4,366,408
  Other current assets.....      417,098     459,995      652,087       652,087
                             -----------  ----------  -----------   -----------
    Total current assets...    3,405,948   5,694,977    5,957,956     5,957,956
Property and equipment, net
 of accumulated
 depreciation..............    2,470,395   1,699,084    2,070,448     2,070,448
Capitalized software costs,
 net of accumulated
 amortization..............      385,603     548,691      630,152       630,152
Deposits and other assets..      327,105     263,382      759,264       759,264
Goodwill, net of accumu-
 lated amortization........      510,245     451,370      421,933       421,933
                             -----------  ----------  -----------   -----------
    Total assets...........  $ 7,099,296  $8,657,504  $ 9,839,753   $ 9,839,753
                             ===========  ==========  ===========   ===========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Revolving credit loans...  $   425,239  $  655,466  $   775,064   $   775,064
  Accounts payable.........    1,206,911     490,317      383,907       383,907
  Accrued expenses.........    1,174,977   1,484,443      949,533     1,169,533
  Current portion of long-
   term debt...............      521,755     326,640    1,407,686     1,407,686
  Current maturities of
   capital lease obliga-
   tions...................      155,907     132,642      104,412       104,412
  Notes payable-sharehold-
   er......................            0     242,457      103,541       103,541
  Deferred revenue.........      260,814      17,270      549,228       549,228
  Deferred income taxes....            0           0            0       257,500
                             -----------  ----------  -----------   -----------
    Total current liabili-
     ties..................    3,745,603   3,349,235    4,273,371     4,750,871
Long-term debt.............    1,960,891   1,077,077      969,300       969,300
Notes payable-shareholder..      192,332     107,054            0             0
Capital lease obligations..      189,463      54,514            0             0
Deferred income taxes......       24,614      37,739       50,154       822,654
Other liabilities..........       67,686      82,507       76,736        76,736
                             -----------  ----------  -----------   -----------
    Total liabilities......    6,180,589   4,708,126    5,369,561     6,619,561
                             -----------  ----------  -----------   -----------
Minority interest..........      654,411   1,241,266    1,606,619     1,606,619
                             -----------  ----------  -----------   -----------
Commitments and contingen-
 cies (Notes 12, 14 and 21)
Shareholders' equity:
  Preferred stock, $.10 par
   value, 10,000,000 shares
   authorized no shares
   issued and outstanding..            0           0            0             0
  Common stock, $.10 par
   value per share,
   40,000,000 shares
   authorized, 9,055,960
   shares issued and
   outstanding at December
   31, 1995 and 1994 and
   9,085,960 shares issued
   and outstanding at June
   30, 1996................      905,600     905,600      908,600       908,600
  Additional paid-in capi-
   tal.....................    1,167,244   1,167,244    1,167,244     1,942,898
  Retained earnings (accu-
   mulated deficit)........   (1,811,629)    705,956    2,192,741       167,087
  Cumulative foreign
   currency translation
   adjustments.............        3,081     (61,938)     (46,125)      (46,125)
                             -----------  ----------  -----------   -----------
                                 264,296   2,716,862    4,222,460     2,972,460
  Less treasury stock at
   cost 5,000 at December
   31, 1995 and 2,681,940
   at June 30, 1996........            0      (8,750)  (1,358,887)   (1,358,887)
                             -----------  ----------  -----------   -----------
    Total shareholders' eq-
     uity..................      264,296   2,708,112    2,863,573     1,613,573
                             -----------  ----------  -----------   -----------
    Total liabilities and
     shareholders' equity..  $ 7,099,296  $8,657,504  $ 9,839,753   $ 9,839,753
                             ===========  ==========  ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                               YEARS ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                          -------------------------------------  --------------------------
                             1993         1994         1995          1995          1996
                          -----------  -----------  -----------  ------------  ------------
                                                                 (UNAUDITED)   (UNAUDITED)
Revenues................  $12,428,924  $14,101,653  $22,700,170  $ 10,574,612  $ 12,397,261
Cost of revenues........   10,130,493    8,662,244   13,708,782     6,753,209     7,222,099
                          -----------  -----------  -----------  ------------  ------------
Gross profit............    2,298,431    5,439,409    8,991,388     3,821,403     5,175,162
Selling, general and
 administrative
 expenses...............    5,544,729    4,610,481    5,482,982     2,467,967     3,093,104
                          -----------  -----------  -----------  ------------  ------------
    Income (loss) from
     operations.........   (3,246,298)     828,928    3,508,406     1,353,436     2,082,058
                          -----------  -----------  -----------  ------------  ------------
Other (expense) income:
  Loss in equity
   investment...........     (158,546)    (125,842)    (110,038)      (58,645)         (327)
  Interest expense......     (275,517)    (472,606)    (348,652)     (196,896)     (159,915)
  Other.................            0    1,097,015      472,609       436,171        31,705
                          -----------  -----------  -----------  ------------  ------------
    Total other
     (expense) income...     (434,063)     498,567       13,919       180,630      (128,537)
                          -----------  -----------  -----------  ------------  ------------
Income (loss) before
 provision (benefit) for
 income taxes and
 minority interest......   (3,680,361)   1,327,495    3,522,325     1,534,066     1,953,521
Provision (benefit) for
 income taxes...........       (2,365)     450,504      292,747       198,202       114,228
                          -----------  -----------  -----------  ------------  ------------
    Income (loss) before
     minority interest..   (3,677,996)     876,991    3,229,578     1,335,864     1,839,293
Minority interest in net
 (income) loss..........        4,762      (62,587)    (711,993)     (354,849)     (330,356)
                          -----------  -----------  -----------  ------------  ------------
    Net income (loss)...  $(3,673,234) $   814,404  $ 2,517,585  $    981,015  $  1,508,937
                          ===========  ===========  ===========  ============  ============
Pro forma income data
 (unaudited--see Note
 20):
Income before income
 taxes and minority
 interest...............                            $ 3,522,325                $  1,953,521
                                                    -----------                ------------
Total pro forma
 provision for income
 taxes..................                              1,197,861                     679,579
                                                    -----------                ------------
Pro forma net income
 before minority
 interest...............                              2,324,464                   1,273,942
Minority interest in net
 income ................                               (711,993)                   (330,356)
                                                    -----------                ------------
Pro forma net income....                            $ 1,612,471                $    943,586
                                                    ===========                ============
Pro forma net income per
 share..................                                  $0.12                       $0.08
                                                    ===========                ============
Pro forma weighted
 average common and
 common stock equivalent
 shares outstanding.....                             13,669,275                  11,273,895
                                                    ===========                ============

  The accompanying notes are an integral part of these consolidated financial statements.

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                             COMMON STOCK
                          -------------------
                                                           CUMULATIVE
                                                             FOREIGN     RETAINED
                                               ADDITIONAL   CURRENCY     EARNINGS
                                                PAID-IN    TRANSLATION (ACCUMULATED   TREASURY
                           SHARES     AMOUNT    CAPITAL    ADJUSTMENT    DEFICIT)       STOCK        TOTAL
                          ---------  --------  ----------  ----------- ------------  -----------  -----------
Balance, January 1,
 1993...................     74,960  $ 75,000  $  204,296   $      0   $ 1,041,321   $         0  $ 1,320,617
Retirement of common
 stock previously issued
 as compensation and
 forfeited by
 shareholder............     (3,000)   (3,000)    (10,500)         0        13,500             0            0
Issuance of common stock
 issued in connection
 with change in par
 value..................    648,000         0           0          0             0             0            0
Issuance of common stock
 issued in connection
 with business
 combination............  8,280,000   828,000     881,048          0             0                  1,709,048
Issuance of common
 stock..................     56,000     5,600      92,400          0             0             0       98,000
Net loss................          0         0           0          0    (3,673,234)            0   (3,673,234)
Translation
 adjustments............          0         0           0     (5,642)            0             0       (5,642)
Dividends declared ($1
 per share).............          0         0           0          0        (7,620)            0       (7,620)
                          ---------  --------  ----------   --------   -----------   -----------  -----------
Balance, December 31,
 1993...................  9,055,960   905,600   1,167,244     (5,642)   (2,626,033)            0     (558,831)
Translation
 adjustments............          0         0           0      8,723             0             0        8,723
Net income..............          0         0           0          0       814,404             0      814,404
                          ---------  --------  ----------   --------   -----------   -----------  -----------
Balance, December 31,
 1994...................  9,055,960   905,600   1,167,244      3,081    (1,811,629)            0      264,296
Repurchase of common
 stock..................          0         0           0          0             0        (8,750)      (8,750)
Translation
 adjustments............          0         0           0    (65,019)            0             0      (65,019)
Net income..............          0         0           0          0     2,517,585             0    2,517,585
                          ---------  --------  ----------   --------   -----------   -----------  -----------
Balance, December 31,
 1995...................  9,055,960   905,600   1,167,244    (61,938)      705,956        (8,750)   2,708,112
Net income for the six
 months ended June 30,
 1996 (unaudited).......          0         0           0          0     1,508,937             0    1,508,937
Translation adjustment
 (unaudited)............          0         0           0     15,813             0             0       15,813
Issuance of common stock
 (unaudited)............     30,000     3,000           0          0             0             0        3,000
Repurchase of common
 stock (unaudited)......          0         0           0          0             0    (1,350,137)  (1,350,137)
Dividends declared
 (unaudited)............          0         0           0          0       (22,152)            0      (22,152)
                          ---------  --------  ----------   --------   -----------   -----------  -----------
Balance, June 30, 1996
 (unaudited)............  9,085,960  $908,600  $1,167,244   $(46,125)  $ 2,192,741   $(1,358,887)  $2,863,573
                          =========  ========  ==========   ========   ===========   ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                               YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                          ------------------------------------  --------------------------
                             1993         1994        1995          1995          1996
                          -----------  ----------  -----------  ------------  ------------
                                                                (UNAUDITED)   (UNAUDITED)
Cash flows from operat-
 ing activities:
 Net income (loss)......  $(3,673,234) $  814,404  $ 2,517,585  $    981,015  $  1,508,937
                          -----------  ----------  -----------  ------------  ------------
 Adjustments to
  reconcile net income
  (loss) to cash
  provided by (used in)
  operating activities:
 Depreciation and amor-
  tization..............      268,663     545,696      491,085       240,868       233,453
 Gain on sale of prop-
  erty and equipment....            0     (76,473)    (520,672)     (520,672)            0
 Gain on sale of subsid-
  iary..................            0  (1,013,503)           0             0             0
 Unrealized exchange
  losses................            0       4,938       62,862             0       (14,052)
 Loss in equity invest-
  ment..................      158,546     125,842      110,038        58,645           327
 Minority interest in
  net income (loss).....       (4,762)     62,587      711,993       354,849       330,356
 Deferred income taxes..       (2,365)     64,849       39,395        26,011        12,415
 (Increase) decrease in
  accounts receivable...       14,630    (568,910)  (1,638,061)   (1,357,699)     (752,394)
 (Increase) decrease in
  other current assets..        3,937    (160,708)     (69,167)     (285,070)     (204,892)
 Increase in deposits
  and other assets......      (45,318)    (65,528)     (14,042)      (40,111)     (117,936)
 (Decrease) increase in
  accounts payable......      (51,130)    604,019     (716,594)     (164,517)     (106,409)
 Increase (decrease) in
  accrued expenses......    1,295,756    (848,277)     282,439        98,393      (507,883)
 Increase in other lia-
  bilities..............        3,677      45,629       14,821       (67,686)       (5,771)
 (Decrease) increase in
  deferred revenue......      457,787    (281,204)    (243,544)      103,523       531,958
                          -----------  ----------  -----------  ------------  ------------
  Total adjustments.....    2,099,421  (1,561,043)  (1,489,447)   (1,553,466)     (600,828)
                          -----------  ----------  -----------  ------------  ------------
  Net cash provided by
   (used in) operating
   activities...........   (1,573,813)   (746,639)   1,028,138      (572,451)      908,109
                          -----------  ----------  -----------  ------------  ------------
Cash flows from invest-
 ing activities:
 Proceeds from sale of
  investment in subsidi-
  ary...................            0   1,883,012        2,500         2,500             0
 Proceeds from sale of
  property and equip-
  ment..................            0     284,004    1,388,478     1,388,478             0
 Additions to capital-
  ized software costs...            0    (385,603)    (170,088)     (170,088)      (87,461)
 Additions to property
  and equipment.........     (217,861)   (312,282)    (710,217)     (239,986)     (501,668)
 Increase in equity in-
  vestment..............     (200,251)   (159,402)      (7,746)       (7,746)     (392,500)
                          -----------  ----------  -----------  ------------  ------------
  Net cash provided by
   (used in) investing
   activities...........     (418,112)  1,309,729      502,927       973,158      (981,629)
                          -----------  ----------  -----------  ------------  ------------
Cash flows from financ-
 ing activities:
 Net (repayments)
  borrowings from re-
  volving credit line...      117,155    (138,421)     230,227      (128,577)      119,598
 Proceeds from long-term
  debt..................    1,833,179     574,586            0             0       900,000
 Proceeds from issuance
  of common stock.......      275,653           0            0             0         3,000
 Proceeds from notes
  payable--shareholder..      119,206      20,555      207,605             0             0
 Proceeds from capital
  lease obligation......            0      15,107            0             0             0
 Payments on long-term
  debt..................     (854,460)   (440,292)  (1,024,881)     (258,681)   (1,215,865)
 Payments on capital
  lease obligations.....      (96,487)   (180,327)    (157,954)      (74,410)      (82,744)
 Payments on notes pay-
  able--shareholder.....            0           0      (50,426)      (13,666)     (245,970)
 Payment of dividends...            0           0            0             0       (22,152)
 Purchase of for trea-
  sury stock, at cost...            0           0       (8,750)            0       (76,667)
 Increase in due to af-
  filiates, net.........    1,155,711           0            0             0             0
                          -----------  ----------  -----------  ------------  ------------
  Net cash (used in)
   provided by financing
   activities...........    2,549,957    (148,792)    (804,179)     (475,334)     (620,800)
                          -----------  ----------  -----------  ------------  ------------
Effect of exchange rate
 charges................            0        (272)    (118,815)        4,184        12,813
                          -----------  ----------  -----------  ------------  ------------
Net increase in cash and
 cash equivalents.......      558,032     414,026      608,071       (70,443)     (681,507)
Cash and cash equiva-
 lents at beginning of
 year...................       40,839     598,871    1,012,897     1,012,897     1,620,968
                          -----------  ----------  -----------  ------------  ------------
Cash and cash equiva-
 lents at end of year...  $   598,871  $1,012,897  $ 1,620,968  $    942,454  $    939,461
                          ===========  ==========  ===========  ============  ============
Supplemental disclosure
 of cash flow informa-
 tion:
 Cash paid during the
  year for interest.....  $   311,500  $  438,100  $   377,100  $    196,100  $    145,500
                          ===========  ==========  ===========  ============  ============
 Cash paid during the
  year for income tax-
  es....................  $    31,800  $   33,200  $   229,500  $    134,600  $     60,600
                          ===========  ==========  ===========  ============  ============
Supplemental schedule of
 non-cash investing and
 financing activities:
 Net assets acquired in
  connection with busi-
  ness combination......  $ 1,531,395  $        0  $         0  $          0  $          0
                          ===========  ==========  ===========  ============  ============
 Capital lease obliga-
  tions incurred for
  property and equip-
  ment..................  $   226,256  $   26,383  $         0  $          0  $          0
                          ===========  ==========  ===========  ============  ============
 Reduction of dividends
  payable from netting
  receivable from
  shareholder...........  $    45,028  $        0  $         0  $          0  $          0
                          ===========  ==========  ===========  ============  ============
 Increase in dividend
  payable classified as
  notes payable--share-
  holder................  $    52,571  $        0  $         0  $          0  $          0
                          ===========  ==========  ===========  ============  ============
 Dividends declared.....  $     7,620  $        0  $         0  $          0  $          0
                          ===========  ==========  ===========  ============  ============
 Retirement of common
  stock previously
  issued under a
  stock option plan.....  $    13,500  $        0  $         0  $          0  $          0
                          ===========  ==========  ===========  ============  ============
 Long-term debt incurred
  for repurchase of
  treasury stock........  $         0  $        0  $         0  $          0  $  1,273,470
                          ===========  ==========  ===========  ============  ============

   The accompanying notes are an integral part of these financial statements.

             INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS:

  Information Management Resources, Inc. and subsidiary (the Company) provide transitional software outsourcing solutions to the information technology departments of large businesses. The Company's services are provided to a variety of industries and customers located primarily in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation--The consolidated financial statements include the accounts of Information Management Resources, Inc. (IMR) and its majority owned or effectively controlled foreign subsidiary, Information Management Resources (India) Limited, an Indian limited liability company (IMR-India). The Company's investment in Information Management Resources (U.K.) Limited (IMR-U.K.) is accounted for on the equity method. All significant inter-company balances and transactions have been eliminated.

  Effective September 1993, IMR acquired a 69.3% interest in IMR-India. IMR-India was incorporated in India in June 1990. Throughout 1994, IMR had a controlling financial interest in IMR-India. During December 1994, IMR sold a portion of its ownership in IMR-India thereby reducing its investment from 69.3% to 34.2%. The sale resulted in net cash proceeds of approximately $1,883,000 and resulted in a net gain of approximately $1,014,000, which is included in other income for the year ended December 31,1994. IMR continues to account for its investment in IMR-India utilizing the consolidation method because effective control has been maintained through the continued direct financial interest in IMR-India held by IMR's majority shareholder. At December 31, 1995 and 1994, IMR's majority shareholder owned 18.4% of IMR-India. IMR-India's financial statements are prepared in conformity with U.S. generally accepted accounting principles.

  IMR and IMR-India have an agreement under which IMR engages IMR-India to provide computer software consultants and to perform offshore software development services. For the years ended December 31, 1995, 1994 and the period September 1, 1993 through December 31, 1993, approximately $12,413,000, $8,274,000, and $2,585,000, respectively, were billed by IMR-India to IMR for consultants and development services. IMR-India agrees to pay IMR a commission on the net service fees, for which they invoice IMR under this agreement. For the years ended December 31, 1995, 1994 and the period September 1, 1993 through December 31, 1993, approximately $505,000, $445,000, and $122,000 was billed by IMR to IMR-India for commissions on net service fees and sale of software products.

  IMR also owns approximately 39.5% of IMR-U.K. Prior to November 1994, IMR had effective control of IMR-U.K. through IMR's majority shareholder's financial interest in IMR-U.K. Management believes that the effect of not consolidating IMR-U.K. in the Company's financial statements for periods prior to November 1994 is not material.


  Interim Financial Information--The unaudited interim consolidated financial statements as of June 30, 1996 and 1995 and for each of the six months then ended include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations, and cash flows. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996.

  Cash and Cash Equivalents--The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. The Company maintains its investments at high quality financial institutions.

  Revenue Recognition--Fixed-price contract revenue is recognized using the percentage of completion method of accounting, under which the sales value of performance, including earnings thereon, is recognized on

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES the basis of the percentage that each contract's cost to date bears to the total estimated cost. Any anticipated losses upon contract completion would be accrued currently.

  Unbilled accounts receivable represent revenues on contracts to be billed in subsequent periods as per the terms of the contract. Deferred revenue represents amounts billed in excess of revenue earned. Service revenue from time-and-materials services is recognized as the services are provided. Software product sales are recorded as the products are shipped to the customers

  Goodwill--Goodwill originated from the acquisition of IMR-India in September 1993 and is being amortized utilizing the straight-line basis over a 10-year period. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flow in relation to the assets to which this goodwill applies.

  Research and Development Costs--Research and development costs represent costs incurred for new product development and are included in cost of sales in the financial statements as incurred.

  Software Products--Software products represent third-party purchases of software held for resale and are stated at the lower of cost or market; cost being determined on the first-in, first-out (FIFO) method. Software products of approximately $84,000 and $17,000 at December 31, 1995 and 1994, respectively, are included in other current assets.

  Property and Equipment--Property and equipment, including property under capital lease agreements, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method and is charged to income over the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

  Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. Cost and accumulated depreciation on assets retired or disposed of are removed from the accounts and any gain and losses resulting therefrom are credited or charged to operations.

  Capitalized Software Costs--Capitalized software costs are recorded at cost less accumulated amortization. Production costs for computer software that is to be utilized as an integral part of a product or process is capitalized when both (a) technological feasibility is established for the software and (b) all research and development activities for the other components of the product or process have been completed.

  Amortization is charged to income based upon a revenue formula over the shorter of the remaining estimated economic life of the product or estimated lifetime revenue of the product.

  Income Taxes--IMR elected to be taxed as a small business corporation (S Corporation) for federal income tax purposes in the United States. Accordingly, IMR's taxable income and tax credits, if applicable, are generally reportable by the shareholders on their individual tax returns.

  The Company utilizes the asset and liability method of accounting for income taxes for IMR-India. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. (See
Note 13.)

  Foreign Currency Translation--The financial statements of IMR-India utilize a functional currency which is other than the U.S. dollar and are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Assets and liabilities of IMR-India are translated at exchange rates in effect on the reporting date. Income and expense items are translated at the

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES average exchange rate for the year. The resulting translation adjustments are not included in determining net income but are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses are reported in net income but were not material to any period presented.

  Computation of Net Income per Share--Net income per common and common equivalent shares for the year ended December 31, 1995 and for the six months ended June 30, 1996 (unaudited) have been computed using the weighted average number of common and common equivalent shares outstanding using the treasury stock method, as adjusted for the common stock split described in Note 20, is summarized as follows:

                                                             1995       1996
                                                          ---------- -----------
                                                                     (UNAUDITED)
Weighted average common stock outstanding................  9,050,960  6,404,020
Weighted average common stock equivalents................  4,618,315  4,869,875
                                                          ---------- ----------
Shares used in net income per share calculation.......... 13,669,275 11,273,895
                                                          ========== ==========

  Pursuant to the requirements of the Securities and Exchange Commission, common stock and common stock options issued by the Company during the twelve months immediately preceding the initial public offering date have been included in the calculation of the weighted average shares outstanding using the treasury stock method based on the estimated initial public offering price.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  New Accounting Pronouncements--In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS 123. If the APB 25 method is continued, pro forma footnote disclosures are required as if SFAS 123 accounting provisions were followed. Management has determined not to adopt the SFAS 123's accounting recognition provisions. Accordingly, SFAS 123 will not have any impact on the Company's financial statements, except for the addition of the required footnote disclosures.

  SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," is effective for years beginning after December 15, 1995. This statement requires that long-lived

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES assets and certain intangibles to be held and used by the Company be reviewed for impairment. This pronouncement is not expected to have a material impact on the financial statements of the Company.

3. ACCOUNTS RECEIVABLE:

  The major classifications of accounts receivable at December 31, 1995 and 1994 were as follows:

                                                            1994       1995
                                                         ---------- ----------
      Accounts receivable, trade........................ $1,303,353 $2,320,252
      Unbilled accounts receivable--fixed-price con-
       tracts...........................................     63,654    708,094
      Unbilled accounts receivable--time-and-materials
       contracts........................................    608,946    585,668
                                                         ---------- ----------
                                                         $1,975,953 $3,614,014
                                                         ========== ==========

4. COSTS AND ESTIMATED EARNINGS ON COMPLETED AND UNCOMPLETED CONTRACTS:

                                                        1994        1995
                                                      ---------  -----------
      Costs incurred on completed and uncompleted
       contracts..................................... $ 504,502  $ 4,369,463
      Estimated earnings.............................   180,836    1,443,266
                                                      ---------  -----------
                                                        685,338    5,812,729
      Less billings to date..........................  (882,498)  (5,121,905)
                                                      ---------  -----------
                                                      $(197,160) $   690,824
                                                      =========  ===========

  The following is included in the accompanying balance sheets:

                                                          1994       1995
                                                        ---------  ---------
      Unbilled accounts receivable--fixed-price con-
       tracts.......................................... $  63,654  $ 708,094
      Deferred revenue--time-and-materials contracts...  (260,814)   (17,270)
                                                        ---------  ---------
                                                        $(197,160) $ 690,824
                                                        =========  =========

5. OTHER CURRENT ASSETS

  Other current assets at December 31, 1995 and 1994 consisted of the following:

                                                                 1994     1995
                                                               -------- --------
      Employee advances....................................... $116,559 $141,044
      Inventory...............................................   17,240   84,094
      Prepaid expenses........................................  257,029  234,857
      Deferred income taxes...................................   26,270        0
                                                               -------- --------
                                                               $417,098 $459,995
                                                               ======== ========

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

6. PROPERTY AND EQUIPMENT:

  The major classifications of property and equipment at December 31, 1995 and 1994 were as follows:

                                                           1994        1995
                                                        ----------  -----------
      Land............................................. $  482,081  $         0
      Building and improvements........................     56,118      159,164
      Computer equipment and software..................  1,724,573    1,719,388
      Office furniture and equipment...................    489,491      555,418
      Equipment under capital leases...................    588,197      503,171
      Construction in progress.........................     88,557        1,276
                                                        ----------  -----------
                                                         3,429,017    2,938,417
      Less accumulated depreciation....................   (958,622)  (1,239,333)
                                                        ----------  -----------
                                                        $2,470,395  $ 1,699,084
                                                        ==========  ===========

  The equipment under capital lease is pledged as collateral for the related lease obligations.

  The amounts expensed for maintenance and repairs for the years ended December 31, 1995, 1994 and 1993 amounted to approximately $72,000, $62,000 and $69,000, respectively. Depreciation expense related to property and equipment was approximately $425,000, $426,000 and $228,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Accumulated amortization on equipment under capital leases was approximately $313,000 and $250,000 at December 31, 1995 and 1994, respectively.

7. CAPITALIZED SOFTWARE COSTS:

  Capitalized software costs at December 31, 1995 and 1994 were as follows:

                                                                1994     1995
                                                              -------- --------
      Capitalized software costs............................. $385,603 $555,691
      Accumulated amortization...............................        0   (7,000)
                                                              -------- --------
                                                              $385,603 $548,691
                                                              ======== ========

  Commencing October 1995, IMR began utilizing the software associated with the capitalized software costs. Amortization expense related to capitalized software costs was $7,000 in 1995. No adjustments were made during 1995, 1994 or 1993 to write down capitalized software costs to net realizable value.

8. GOODWILL:

  Goodwill at December 31, 1995 and 1994 was as follows:

                                                              1994      1995
                                                            --------  ---------
      Goodwill............................................. $588,745  $ 588,745
      Accumulated amortization.............................  (78,500)  (137,375)
                                                            --------  ---------
                                                            $510,245  $ 451,370
                                                            ========  =========

  Amortization expense related to goodwill was approximately $60,000, $120,000 and $40,000 for the years ended December 31, 1995, 1994 and 1993, respectively. Goodwill and related accumulated amortization attributable to the portion of IMR's ownership in IMR-India that was sold in December 1994 (see Note 2) has been removed from the respective account balances as of December 31, 1994.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

9. ACCRUED EXPENSES:

  Accrued expenses at December 31, 1995 and 1994 consisted of the following:

                                                              1994       1995
                                                           ---------- ----------
      Accrued payroll..................................... $  775,887 $  925,489
      Accrued vacation....................................    123,958    306,433
      Due to affiliate....................................          0     27,027
      Other...............................................    275,132    225,494
                                                           ---------- ----------
                                                           $1,174,977 $1,484,443
                                                           ========== ==========

10. REVOLVING CREDIT LOANS:

  IMR-India maintains an export sales accounts receivable discounting facility. The loan may be denominated in India Rupees or U.S. dollars. Principal payments on amounts borrowed are due within 90 days of their respective borrowings. Interest is payable at a rate set by the Reserve Bank of India (currently 13% for rupee denominated loans and 7.5% for dollar denominated loans). At December 31, 1995 and 1994, approximately $655,000 and $425,000, respectively, were due under this facility. The maximum amount available under this facility at December 31, 1995 was approximately $567,000; however, the bank has permitted a temporary increase in the facility borrowing capacity for December 1995. During May 1996, IMR-India applied to the bank to increase the credit facility to approximately $850,000. Pending action on the application, the bank has temporarily allowed IMR-India to utilize the additional amount of the facility. The facility is collateralized by IMR-India's total export accounts receivable, property and equipment, and is guaranteed by the Company's majority shareholder.

  Provisions of the above credit agreement contain certain financial covenants, the most restrictive of which are the maintenance of certain financial ratios.

11. NOTES PAYABLE--SHAREHOLDER:

  Notes payable--shareholder at December 31, 1995 and 1994 are summarized as follows:

                                                            1994      1995
                                                          --------- ---------
      8% unsecured note payable, annual principal pay-
       ments of $65,944 with interest payments commenc-
       ing January 1996.................................  $       0 $ 171,777
      Two 8% unsecured notes payable with principal and
       interest due January 1997 (these amounts were
       paid in full during 1996)........................          0   190,000
      8% unsecured note payable, annual principal in-
       stallments of $23,841 plus accumulated interest..    119,206         0
      20% unsecured note payable, due May 1995..........     52,571         0
      Accrued interest on above notes...................     20,555    17,604
                                                          --------- ---------
        Total notes payable--shareholder................    192,332   379,381
      Less:Advances to shareholder......................          0   (29,870)
      Current portion of note payable--shareholder......          0  (242,457)
                                                          --------- ---------
                                                          $ 192,332 $ 107,054
                                                          ========= =========

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  Interest expense on notes payable--shareholder for the years ended December 31, 1995, 1994 and 1993 was approximately $18,000, $21,000 and $5,000, respectively. The 1995 current portion of notes payable--shareholder includes the prepayment in 1996 of the two notes due January 1997.

  During 1995, the Company combined the two notes payable--shareholder at December 31, 1994 into a single note payable in the amount of $171,777.

12. LONG-TERM DEBT:

  Long-term debt at December 31, 1995 and 1994 and June 30, 1996 is summarized as follows:

                                                    DECEMBER 31,
                                                  ----------------  JUNE 30,
                                                   1994     1995      1996
                                                  ------- -------- -----------
                                                                   (UNAUDITED)
   Term note payable with interest payable
    monthly at the financial institution's base
    rate plus 1.25% per annum (9.75% as of De-
    cember 31, 1995), principal payable in
    monthly installments of $16,250, collateral-
    ized by the Company's accounts receivable
    and equipment, assignment of certain assets
    owned by the majority shareholder and guar-
    anteed by the Company's majority sharehold-
    er..........................................  $     0 $877,157     $ 0
   Line of credit with interest payable monthly
    at the financial institution's base rate
    plus 1.00% per annum, collateralized by the
    Company's accounts receivable and equipment,
    assignment of certain assets owned by the
    Company's majority shareholder and guaran-
    teed by the Company's majority shareholder..  974,657        0       0
   9% to 11.2% per annum rupee denominated term
    note payable, interest payable quarterly,
    principal payable in semiannual installments
    of $22,682, due September 1996 collateral-
    ized by property and equipment, a $100,000
    time deposit of the Company's majority
    shareholder and guaranteed by the Company's
    majority shareholder, prepaid in full during
    1995........................................  101,458        0       0
   17.5% per annum rupee denominated term note
    payable, monthly installments of $1,494, in-
    cluding interest, due January 1998, collat-
    eralized by real property, prepaid in full
    during 1995.................................   45,237        0       0
   13% per annum term notes payable, principal
    payable in quarterly installments of
    $187,500 plus interest payable semiannually
    due October 1995, collateralized by property
    and equipment and guaranteed by the
    Company's majority shareholder..............  375,000        0       0
   17.5% per annum rupee denominated term note
    payable, quarterly installments of $35,441
    plus interest commencing May 1996 due Febru-
    ary 1998, collateralized by all assets of
    IMR-India excluding accounts receivable,
    guaranteed by the Company's majority share-
    holder, prepaid in full during 1995.........  459,734        0       0

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

                                                DECEMBER 31,
                                            ---------------------  JUNE 30,
                                               1994       1995       1996
                                            ---------- ---------- -----------
                                                                  (UNAUDITED)
   7% per annum uncollateralized convert-
    ible note payable to a minority share-
    holder of IMR-India, interest payable
    semiannually, principal payable in
    semiannual installments of $131,640
    commencing September 1996 (under cir-
    cumstances as defined in the agree-
    ment).................................. $  526,560 $  526,560 $  526,560
   Term note payable with interest payable
    monthly at LIBOR plus 2.0% (7.4% as of
    June 30, 1996), principal payable in
    monthly installments of $15,000, col-
    lateralized by the Company's accounts
    receivable and equipment and guaranteed
    by the Company's majority stockholder..          0          0    885,000
   7% term note payable, principal and in-
    terest payable quarterly through Janu-
    ary 1, 1997, collateralized by
    2,646,940 shares of the Company's stock
    held in escrow (see Note 21)...........          0          0    965,426
                                            ---------- ---------- ----------
                                             2,482,646  1,403,717  2,376,986
   Less current portion....................    521,755    326,640  1,407,686
                                            ---------- ---------- ----------
                                            $1,960,891 $1,077,077 $  969,300
                                            ========== ========== ==========

  Principal payments for the years subsequent to 1996 are as follows:

            1997.............................. $  458,280
            1998..............................    326,640
            1999..............................    195,000
            2000..............................     97,157
                                               ----------
                                               $1,077,077
                                               ==========

  Provisions of the 7% uncollateralized convertible note payable required the shares of IMR-India common stock to achieve a certain value as defined in the agreement by June 30, 1996. In the event such shares of common stock did not achieve this value, the Note would be repayable, or the lender had the option to convert the outstanding loan balance into 70,000 shares of IMR-India common stock by September 30, 1996. In June 1996, the value of IMR-India shares of common stock was achieved under an agreement for the purchase of the stock of the lender/minority shareholder (See Note 21). Upon completion of the purchase during August 1996, IMR-India's obligation to repay the note and the lender's option to convert this outstanding loan balance into 70,000 shares of IMR-India common stock were canceled, and this note was converted into additional paid-in capital of IMR-India.

  IMR maintains a line of credit, interest payable monthly at the financial institution's base rate plus 1%, principal payable by the 15th of each month, due April 30, 1996 and subsequently extended to May 31, 1996. The line of credit at December 31, 1995 was $250,000 and was subsequently increased to $1,250,000 in January 1996. During May 1996 the line of credit was refinanced to a balance equal to 80% of the outstanding accounts receivable balance (as defined) of IMR at a rate of LIBOR plus 1.8%. At December 31, 1995, no amount was outstanding on the line of credit. The line of credit is collateralized by IMR's accounts receivable, property and

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES equipment, assignment of certain assets owned by the majority shareholder and personal guarantee of the majority shareholder and is cross collateralized with the term note payable.

  Provisions of the line of credit and certain notes payable contain certain financial covenants, the most restrictive of which is the maintenance of certain financial ratios. At December 31, 1995, the Company was in compliance with these covenants or has obtained the necessary waivers.

  SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions. IMR's adjustable rate loans reprice frequently at current market rates. The rates of IMR's fixed obligations (also see Notes 10 and 11) approximate those rates of the adjustable loans. Therefore, the fair value of these loans has been estimated to be approximately equal to their carrying value.

  The fair value of IMR-India's time deposits and short-term borrowings are considered to approximate their carrying amounts because the interest rates on these instruments are regulated by the Reserve Bank of India, the Indian central bank, and are varied periodically to reflect market conditions.

  The fair value of IMR-India's uncollateralized convertible note payable at December 31, 1995 cannot be practicably determined due to certain unique features including a clause (subsequently invoked) that provided for its cancellation. Subsequent to December 31, 1994, IMR-India has extinguished all its long term borrowings.

13. INCOME TAXES:

  The provision (benefit) for income taxes is as follows:

                                                       1993      1994     1995
                                                      -------  -------- --------
      Current--foreign............................... $     0  $385,699 $250,598
      Deferred--foreign..............................  (2,365)   64,805   42,149
                                                      -------  -------- --------
                                                      $(2,365) $450,504 $292,747
                                                      =======  ======== ========

  The components of the net deferred tax asset (liability) are as follows:

                                                             1994      1995
                                                           --------  --------
      Current foreign:
        Deferred tax asset:
          India loss carryforward (included in other
           current assets)................................ $ 26,270  $      0
                                                           ========  ========
      Non-Current foreign:
        Deferred tax asset:
          Accrued expenses................................ $  7,247  $  8,945
        Deferred tax liability:
          Property and equipment..........................  (31,861)  (46,684)
                                                           --------  --------
            Net non-current deferred tax liability........ $(24,614) $(37,739)
                                                           ========  ========

  IMR has elected to be taxed as a small business corporation (S Corporation) for federal income tax purposes. Accordingly, the Company's taxable income and tax credits are reported by the shareholders on their individual tax returns and no provision for U.S. federal income taxes is recognized in IMR's financial statements.

  In conjunction with the initial public offering, the S Corporation election will be terminated by the shareholders of the Company and it will change its method of accounting for income taxes from the cash basis

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES to the accrual method. The corresponding adjustment will be included in taxable income over a period not to exceed four years.

  Under the Indian Income Tax Act of 1961, a substantial portion of IMR-India's income is exempt from Indian Income Tax as profits attributable to export operations. Accordingly, the effective tax rate imposed on IMR-India's income is substantially less than the current statutory rate of 46%. IMR-India also has the potential to take advantage of a tax holiday in India until 1998. It historically has been more favorable for IMR-India to claim the tax benefits of the export exemption incentives and as such the tax provisions reflected for IMR-India are based upon the export exemption incentives and do not reflect any effects of the tax holiday.

  IMR has not recorded deferred income taxes applicable to undistributed earnings of IMR-India. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income tax has been provided thereon. Undistributed earnings amounted to approximately $525,000 at December 31, 1995, exclusive of amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits.

  The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. Federal income tax rate of 34% to the income (loss) before income taxes and minority interest.

                                               1993        1994        1995
                                            -----------  ---------  ----------
      Statutory tax provision (benefit)...  $(1,251,000) $ 451,000  $1,198,000
      U.S. S Corporation not subject to
       federal and state income taxes.....    1,252,000   (449,000)   (779,000)
      Foreign withholding tax on gain
       incurred by S Corporation..........            0    365,000           0
      Difference between federal and
       foreign tax rates on permanently
       reinvested income of foreign
       subsidiary.........................        4,000    (13,000)   (175,000)
      Loss in foreign equity investment...       54,000     43,000      37,000
      Other...............................      (61,000)    54,000      12,000
                                            -----------  ---------  ----------
        Total provision for income taxes..  $    (2,000) $ 451,000  $  293,000
                                            ===========  =========  ==========

14. LEASES:

  The Company leases certain equipment under capital leases. Future minimum lease payments under capital leases as of December 31, 1995 are as follows:

           1996..................................... $148,000
           1997.....................................   45,000
           1998.....................................   13,000
                                                     --------
           Total minimum payments...................  206,000
           Less amount representing interest........   19,000
                                                     --------
           Present value of minimum payments........  187,000
           Less current portion.....................  133,000
                                                     --------
           Long-term lease obligation............... $ 54,000
                                                     ========

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  The Company leases office facilities and certain residential premises for foreign employees under noncancelable operating lease agreements. Rental expense under these leases was approximately $517,000, $406,000 and $247,000 during 1995, 1994 and 1993, respectively. Future minimum lease payments as of December 31, 1995 for leases with noncancelable terms in excess of one year are approximately as follows:

           1996................................... $  542,000
           1997...................................    549,000
           1998...................................    326,000
           1999...................................     91,000
           2000...................................     96,000
           Thereafter.............................    556,000
                                                   ----------
             Total minimum payments............... $2,160,000
                                                   ==========

  During November 1995, IMR entered into a noncancelable lease agreement to sublease a portion of its office facilities. Rental income under this lease was approximately $5,000 during 1995. Future minimum lease receipts as of December 31, 1995 are approximately as follows:

           1996..................................... $145,000
           1997.....................................  140,000
                                                     --------
             Total minimum receipts................. $285,000
                                                     ========

15. STOCK OPTIONS:

  IMR has granted nonqualified stock options to certain key employees. These options are to purchase common stock at an exercise price estimated by management to be at least equal the fair value of the stock at the date of grant.

  A summary of the status of IMR's stock option grants is as follows:

                                                                      EXERCISE
                                                           SHARES    PRICE RANGE
                                                          ---------  -----------
      Balance, January 1, 1993...........................   261,060     $.10
      Granted............................................   559,700     $.10
                                                          ---------
      Balance, December 31, 1993.........................   820,760
      Granted............................................   221,490     $.10
                                                          ---------
      Balance, December 31, 1994......................... 1,042,250
      Granted............................................ 1,392,540     $.10
      Canceled...........................................  (229,340)    $.10
                                                          ---------
      Balance, December 31, 1995......................... 2,205,450
      Granted (unaudited)................................ 2,803,340     $.50
      Canceled (unaudited)...............................  (117,460)    $.10
      Exercised (unaudited)..............................   (30,000)    $.10
                                                          ---------
      Balance, June 30, 1996 (unaudited)................. 4,861,330  $.10--$.50
                                                          =========

  Of the options granted for the period January 1, 1996 through June 30, 1996, 2,643,340 vested immediately upon grant with the remaining 160,000 shares vesting 20% per year for five years. During July 1996, IMR granted an additional 277,330 options to various employees at an exercise price of $5.06 per share vesting 20% per year for five years.

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES

  IMR-India has adopted a separate Employee Share Option Policy which provides for grants of options to employees to purchase common shares of IMR-India. The maximum number of options that may be granted under the policy are 51,900 common shares. Under the policy, options granted to an employee will vest upon completion of five years of continuous employment with IMR-India or its affiliates. Vested options are valid for exercise during the employees' employment with IMR-India or its affiliates and for a period of six months thereafter. Options not exercised within six months of cessation of employment expire.

  A summary of the status of IMR-India's stock option plan is as follows:

                                                                      WEIGHTED
                                                                       AVERAGE
                                                                      EXERCISE
                                                             SHARES     PRICE
                                                             ------  -----------
      Balance, September 1, 1993............................ 12,000     $0.00
      Granted...............................................  1,000     $0.00
                                                             ------
      Balance, December 31, 1993............................ 13,000
      Granted...............................................  4,000     $0.00
                                                             ------
      Balance, December 31, 1994............................ 17,000
      Granted...............................................  8,500     $0.28
                                                             ------
      Balance, December 31, 1995............................ 25,500
      Canceled (unaudited).................................. (5,000)    $0.00
                                                             ------
      Balance, June 30, 1996 (unaudited).................... 20,500  $0.00-$0.28
                                                             ======

  At December 31, 1995 and 1994, vested options were 1,000 and 0, respectively. There were no options exercisable at December 31, 1995, 1994 and 1993.

  Compensation expense has been recognized on the difference between fair value at the date of the grant and the exercise price. Compensation expense is recognized over the life of the options. Compensation expense under this plan for the years ended December 31, 1995 and 1994 and for the four months ended December 31, 1993 approximated $23,600, $45,700 and $3,700, respectively.

  Under IMR-India's policy, options to be granted subsequent to September 6, 1996 are to be granted at an exercise price equal to the fair market value of the common shares of IMR-India at the time of the grant.

16. EMPLOYEE BENEFIT PLANS:

  IMR implemented a 401(k) defined contribution pension plan (the Plan), effective January 1, 1992, for employees meeting certain service requirements. IMR will match 50% of employees' contributions, up to 4% of their pay, limited to a maximum contribution of $1,000 per employee. Additional contributions may be made at the discretion of management. Contributions made to the Plan by IMR totaled approximately $19,000, $11,000 and $24,000 for the years ended December 31,1995, 1994 and 1993, respectively.

  IMR-India maintains employee benefit plans that cover substantially all employees.

  The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute 10 percent of base compensation, which is matched by a 10 percent contribution by IMR-India. Contributions made to the plan by IMR-India totaled approximately $32,000, $32,000, and $10,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

  The gratuity plan is a statutory postemployment benefit plan providing defined lump sum benefits based on years of service and final average compensation. IMR-India makes annual contributions to an employees'

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES gratuity fund established with a government-owned insurance corporation. The contributions are based on actuarial valuations made by the insurance corporation as of March 31 each year. Contributions made to this plan by IMR-India were less than $6,000 for each of the years ended December 31, 1995, 1994 and 1993.

17. RELATED PARTIES:

  IMR-India provides software development services to IMR-UK at market rates. During the year ended December 31, 1995, the Company recognized approximately $109,000 of revenue from IMR-UK.

18. CONCENTRATIONS OF CREDIT RISK:

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company maintains its cash and cash equivalents with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

  Concentrations of credit risk with respect to accounts receivable is limited due to the dispersion of the Company's customer base across different industries and geographies. The Company's two largest customers accounted for approximately 40%, 34% and 26% of revenue for the years ended December 31, 1995, 1994 and 1993, respectively, and 33% and 42% of accounts receivable as of December 31, 1995 and 1994, respectively.

19. OTHER INCOME:

  Other income is summarized as follows:

                                                                1994      1995
                                                             ---------- --------
      Gain on disposition of property and equipment in con-
       nection with relocation of IMR-India operations, net
       of relocation cost of $102,058 in 1995..............  $   71,209 $427,907
      Gain on disposition of IMR-India stock...............   1,013,503        0
      Interest income and other............................      12,303   44,702
                                                             ---------- --------
                                                             $1,097,015 $472,609
                                                             ========== ========

20. PRO FORMA DISCLOSURE (UNAUDITED):

  On September 12, 1996, the Company filed Amended and Restated Articles of Incorporation which: (i) effected a reclassification of each share of its voting and nonvoting common stock into 10 shares of common stock, par value $.10 per share, (ii) increased the Company's authorization of common stock to 40,00,000 shares; and (iii) created and authorized 10,000,000 shares of preferred stock, par value $.10 per share, under terms that allow the Board of Directors to designate one or more classes of preferred stock and to designate the rights, privileges, preferences and limitations of each such class. All applicable share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect this reclassification.

  The Company intends to file a registration statement with the Securities and Exchange Commission for an initial public offering of 2,950,000 shares of its authorized but unissued Common Stock, par value $0.10 per share.

  Pro Forma Taxes--As described in Note 13, IMR had elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. In connection with the closing of the initial public offering, the S Corporation election will be terminated by the shareholders and, accordingly, the S Corporation will become subject to U.S. federal and state income taxes. Upon termination of the S Corporation election, current and

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES deferred income taxes reflecting the tax effects of temporary differences between the Company's financial statement and tax bases of certain assets and liabilities will become liabilities of the Company. These liabilities will be reflected on the consolidated balance sheet with a corresponding non-recurring expense in the consolidated statement of operations at the completion of the Company's offering.

  Deferred income taxes relate primarily to accounts receivable, accounts payable, accrued expenses and deferred income, primarily attributable to the use of the cash method of accounting for income tax purposes. The amount of the deferred income tax liability (asset) computed using the asset and liability method of accounting for income taxes approximates $1,030,000 and $780,000 at June 30, 1996 and December 31, 1995 respectively.

  The following unaudited pro forma information reflects the reconciliation between the total statutory provision for income taxes and the total actual provision relating to the income tax expenses that would have been incurred if the S Corporation was subject to U.S. federal and state income taxes:

                                                                   1995
                                                                ----------
      Total pro forma income taxes............................  $1,198,000
                                                                ==========
      Statutory tax provision (benefit).......................  $1,198,000
      State taxes, net of federal benefit.....................      92,000
      Divestment gain, net of foreign tax credit..............           0
      Nondeductible expenses..................................      34,000
      Difference between federal and foreign tax rates on per-
       manently reinvested income of foreign subsidiary.......    (175,000)
      Loss in Foreign equity investment.......................      37,000
      Other...................................................      12,000
                                                                ----------
        Total provision for income taxes......................  $1,198,000
                                                                ==========

  The corporation has not recorded deferred income taxes applicable to undistributed earnings of IMR-India. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for United States income taxes has been provided thereon. Undistributed earnings amounted to approximately $525,000 at December 31, 1995, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of IMR-India were not indefinitely reinvested, a deferred tax liability of approximately $200,000 would have been required.

  Prior to the consummation of this offering, it is currently anticipated that IMR will enter into an S Corporation Tax Allocation and Indemnification Agreements (the Tax Agreements) with their current shareholders relating to their respective income tax liabilities. Because the S Corporation will be fully subject to corporate income taxation after the consummation of this offering, the reallocation of income and deductions between the periods during which the entity was treated as an S Corporation and the periods during which the entity will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreements are intended to include provision such that taxes are borne by the applicable entities, on the one hand, and the stockholder, on the other, only to the extent that such parties were required to report the related stockholder income for tax purposes.

  Pro Forma Net Income (Loss) Per Share--Weighted average common shares outstanding includes the common share equivalents pursuant to Note 2 applying the treasury stock method for determining common stock equivalents. Such shares were deemed outstanding for the periods presented.

  Pro Forma Shareholders Equity--The Company's presentation of unaudited pro forma shareholder's equity at June 30, 1996 reflect the effects on historical retained earnings of a planned distribution to the Company's shareholders currently estimated to be $220,000 attributable to previously taxed earnings and the recording of

            INFORMATION MANAGEMENT RESOURCES, INC. AND SUBSIDIARIES the deferred tax liability of $1,030,000 referred to above as if the S Corporation election had terminated immediately prior to that date. Additionally retained earnings of the Company related to IMR after recording tax estimated dividends and deferred income taxes referred to above, will be classified to additional paid in capital in connection with the termination of the Company's S Corporation election. The unaudited pro forma shareholders equity at June 30, 1996 gives effect to these items, but does not give effect to the proceeds from this offering.

21. SUBSEQUENT EVENTS:

  During January 1996, IMR repurchased 29.2% (1,063,730 voting common shares and 1,583,210 non-voting common shares) of its outstanding common stock from certain minority stockholders for approximately $1,323,000 ($.50 per share). The repurchase agreement required an immediate payment of $50,000 and the execution of 7% notes payable in the aggregate amount of $1,273,000 payable in four equal quarterly installments commencing April 1996.

  During February 1996, IMR issued a stock option to its majority shareholder for approximately 2,640,000 shares of common stock. The exercise price was $.50 per share, which management determined was the fair market value based on the January 1996 stock repurchase.

  During August 1996, IMR purchased 10.5% (60,000 shares) of IMR-India's outstanding common shares from an unrelated shareholder for approximately $1,800,000 in cash. In September 1996, IMR entered into an agreement to purchase an additional 35.1% (200,000 shares) of IMR-India from an unrelated private investment fund. The purchase price is $5,064,000 and closing of this transaction is contingent upon the IMR's successful completion of its initial public offering and a receipt of approval from the Reserve Bank of India. These purchases will be accounted for as a purchase pursuant to the provisions of APB No. 16, "Business Combinations" and resulting goodwill will be amortized over a 10-year period. In addition, IMR has entered into an agreement to acquire approximately 18.4% (104,800 shares) of IMR-India from its majority shareholder for approximately $3,129,000. This amount is to be paid in cash. Consummation of this repurchase transaction is contingent upon the successful completion of an initial public offering by the IMR which must occur by December 31, 1996. The acquisition from IMR's majority shareholder will be accounted for as a reduction of equity.

  Upon completion of the acquisitions noted above by IMR of equity interests in IMR-India, IMR will own approximately 98.2% of the outstanding common shares of IMR-India.

  In August 1996, IMR-India obtained approval of a U.S. dollar denominated term loan of $1,300,000 from a financial institution to finance the expansion of their facility in Bangalore, India. The loan will be repayable in eight equal semi-annual installments of $162,500 commencing one year from the loan date. Interest on the loan will be payable semi-annually at the rate of LIBOR plus 3% per annum. The loan will be collateralized by a first lien, on IMR-India's property and equipment and a guarantee by the Company's majority shareholder.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been au-thorized by the Company or the Underwriters. This Prospectus does not consti-tute an offer to sell or a solicitation of any offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solici-tation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create implication that there has been no change in the affairs of the Company or that the information con-tained herein is correct as of any time subsequent to the date hereof.

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Prior S Corporation Status and Distributions.............................  14
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  29
Management...............................................................  42
Principal and Selling Stockholders.......................................  50
Certain Transactions.....................................................  52
Description of Capital Stock.............................................  55
Shares Eligible for Future Sale..........................................  58
Underwriting.............................................................  60
Legal Matters............................................................  61
Experts..................................................................  61
Additional Information...................................................  62
Index to Consolidated Financial Statements............................... F-1

  Until , 1996, (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not partici-pating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                               3,500,000 SHARES

            [LOGO OF INFORMATION MANAGEMENT RESOURCES APPEARS HERE]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                             Montgomery Securities

                              Alex. Brown & Sons

                                 Incorporated

                                       , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.................. $   18,043
National Association of Securities Dealers, Inc. fee................. $    5,733
Nasdaq National Market listing fee................................... $   41,966
Accountants' fees and expenses....................................... $  350,000
Legal fees and expenses.............................................. $  250,000
Blue Sky fees and expenses........................................... $   15,000
Transfer Agent's fees and expenses................................... $    5,000
Printing and engraving expenses...................................... $   75,000
Miscellaneous........................................................ $  239,258
                                                                      ----------
Total Expenses....................................................... $1,000,000
                                                                      ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Florida Business Corporations Act, as amended (the "Florida Act"), provides that, in general, a business Company may indemnify any person who is or was a party to any proceeding (other than action by, or in the right of, the Company) by reason of the fact that he or she is or was a director or officer of the Company, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the Company, the Florida Act provides that, in general, a Company may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the Company against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the Company, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the Florida Act provides that the Company is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstances under which the director has voted for or assented to a distribution made in violation of the Florida Act or the Company's Articles of Incorporation or (iv) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Article IX of the Company's Restated Bylaws provides that the Company shall indemnify any director or officer or any former director or officer to the fullest extent permitted by law.

  Section 11 of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  During the past three years, the Registrant has issued the securities set forth below which were not registered under the Securities Act.

  1. In October 1993, the Registrant issued an aggregate of 479,920 shares of Common Stock for a purchase price of $1.75 per share to seven individual investors.

  2. In June 1996, the Registrant issued 257,100 shares of Common Stock for an aggregate purchase price of $3,000 pursuant to the exercise of an option to acquire such shares. The Registrant repurchased the 251,700 shares immediately following the issuance thereof.

  3. In July 1996, the Company issued an aggregate of 752,880 shares of Common Stock for an aggregate purchase price of $8,785 pursuant to the exercise of options to acquire such shares. The Registrant repurchased the 75,288 shares immediately following the issuance thereof.

  4. In September 1996, the Company issued 6,404,200 shares of its Common Stock in connection with the completion of a stock reclassification whereby each outstanding share of voting common stock and nonvoting common stock was reclassified into ten shares of Common Stock.

  5. During the past three years, the Company has issued options to acquire an aggregate 4,798,070 shares of Common Stock at exercise prices which represented the fair market value per share on the date of grant and which ranged from $.10 to $5.06 per share.

  The sale and issuance of shares listed above were exempt from registration under the Securities Act by virtue of Sections 3(a), 3(b) and 4(a) of the Securities Act and in reliance on Rule 701 and Regulation D promulgated thereunder.

ITEM 16.  EXHIBITS


 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
  1.1*   Form of Underwriting Agreement.
  3.1*   Amended and Restated Articles of Incorporation of the Registrant.
  3.2*   Restated Bylaws of the Registrant.
  4.1    See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated
         Certificate of Incorporation and Restated Bylaws of the Registrant
         defining rights of the holders of Common Stock of the Registrant.
  4.2*   Specimen Stock Certificate.
  5.1*   Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
         Registrant, as to the legality of the shares being registered.
 10.1*   Memorandum and Articles of Association of IMR-India.
 10.2*   Articles of Association of IMR-U.K.
 10.3*   Joint Venture Agreement dated October 17, 1994 among the Registrant,
         Satish K. Sanan, Anne Sanan and The Link Group; as amended pursuant to
         Amendment to Joint Venture Agreement dated December 11, 1995 and
         Second Amendment to Joint Venture Agreement dated February 29, 1996.
 10.4*+  Master Services Agreement dated April 1, 1996 between the Registrant and IMR-India.
 10.5*+  Master Services Agreement dated April 1, 1996 between IMR-U.K. and
         IMR-India.
 10.6*   Share Purchase Agreement dated July 22, 1996 between the Registrant and Second India.
 10.7*   Share Purchase Agreement dated July 4, 1996 between the Registrant and
         Satish K. Sanan.
 10.8*   Share Purchase Agreements dated September 12, 1996 between the
         Registrant and India Magnum.
 10.9*+  Master Services Agreement for Information Technology Professional and
         related schedules between the Registrant and Dayton Hudson
         Corporation.
 10.10*+ Master Services Agreement and related schedules between the Registrant and Dean Witter Discover & Co., Inc.

 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
 10.11   [Reserved]
 10.12*+ Master Agreement for Computer Consulting and Programming Services and
         related schedules between the Registrant and Target Stores.
 10.13*  Revolving Line of Credit Business Loan Agreement dated June 5, 1996 between the Registrant and Barnett Bank of Pinellas County and related
         Promissory Note, Commercial Security Agreement and Continuing
         Unlimited Commercial Guaranty, each dated June 5, 1996.
 10.14*  Principal Plus Interest Business Loan Agreement dated June 5, 1996 between the Registrant and Barnett Bank of Pinellas County and related
         Promissory Note, Commercial Security Agreement and Continuing
         Unlimited Commercial Guaranty each dated June 5, 1996.
 10.15*  Form of Employment Agreement between Registrant and Satish K. Sanan.
 10.16*  Form of Employment Agreement for Executive Officers.
 10.17*  401(k) Profit Sharing Plan effective January 1, 1992 and Amendment thereto effective January 1, 1994.
 10.18*  Stock Incentive Plan effective July 15, 1996.
 10.19*  Form of Directors Stock Option Plan.
 10.20*  Form of Employee Stock Purchase Plan.
 10.21*  Lease Agreement dated March 22, 1993 between the Registrant and ABR
         Plymouth Plaza, Ltd. regarding 22,578 square feet of office space located at 26750 U.S. Highway 19 North, Clearwater, Florida; First
         Amendment to Lease Agreement dated October 18, 1995 and Second
         Amendment to Lease Agreement dated December 11, 1995.
 10.22*  Sub-Lease Agreement dated October 17, 1995 between the Registrant and
         ABR Information Services, Inc. regarding 11,289 square feet of office space located at 26750 U.S. Highway 19 North, Clearwater, Florida.
 10.23*  Stockholders' Agreement dated July 1, 1994.
 10.24*  Form of Termination of Stockholders' Agreement.
 10.25*  Form of Indemnification Agreement.
 10.26*  Form of S Corporation Termination, Tax Allocation and Indemnification
         Agreement.
 10.27*  Loan Agreement between IMR-India and Canara Bank and related documents.
 10.28*  Loan Agreement between IMR-India and Exim Bank of India and related documents.
 11.1*   Computation of Pro Forma Net Income Per Share.
 21.1*   List of Subsidiaries.
 23.1**  Consent of Coopers & Lybrand, L.L.P.
 23.2**  Consent of Arthur Andersen & Associates.
 23.3*   Consent of Morris, Manning & Martin, L.L.P. (included in Exhibit 5.1).
 24.1*   Powers of Attorney (included on signature page).
 27.1*   Financial Data Schedule.

--------
 * Previously filed.

** Filed with Amendment No. 2.

 + Confidential treatment has been requested with respect to portions of these documents. The omitted portions of these documents have been filed separately with the Securities and Exchange Commission.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The Registrant hereby undertakes that:

    (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

    (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CLEARWATER, STATE OF FLORIDA ON THE 5TH DAY OF NOVEMBER, 1996.

                                          Information Management Resources,
                                           Inc.

                                                    /s/ Satish K. Sanan
                                          By: _________________________________
                                                      SATISH K. SANAN
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

         /s/ Satish K. Sanan           President; Chief
-------------------------------------   Executive Officer        November 5,
           SATISH K. SANAN              (Principal                1996
                                        Executive Officer)
                                        and Director

           /s/ Dilip Patel             Treasurer; Director
-------------------------------------                            November 5,
 DILIP PATEL AS ATTORNEY-IN-FACT FOR                              1996
        JEFFERY S. SLOWGROVE

           /s/ Dilip Patel             Vice President--
-------------------------------------   Finance (Principal       November 5,
 DILIP PATEL AS ATTORNEY-IN-FACT FOR    Accounting Officer)       1996
          KASI V. SRIDHARAN

           /s/ Dilip Patel             Chief Financial
-------------------------------------   Officer (Principal       November 5,
 DILIP PATEL AS ATTORNEY-IN-FACT FOR    Financial Officer)        1996
           MICHAEL J. DEAN

           /s/ Dilip Patel             Managing Director,
-------------------------------------   IMR-U.K.; Director       November 5,
 DILIP PATEL AS ATTORNEY-IN-FACT FOR                              1996
          PHILIP SHIPPERLEE

           /s/ Dilip Patel             Director
-------------------------------------                            November 5,
 DILIP PATEL AS ATTORNEY-IN-FACT FOR                              1996
          CHARLES C. LUTHIN

           /s/ Dilip Patel             Director
-------------------------------------                            November 5,
 DILIP PATEL AS ATTORNEY-IN-FACT FOR                              1996
          VINCENT ADDONISIO